
As filed with the Securities and Exchange Commission on February 27, 2001.

Registration Nos. 333-43706
811-07543


========================================================================


SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. 1	[X]
Post-Effective Amendment No. ____	[ ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 60	[X]


Variable Account A

(Exact name of Registrant)

Keyport Life Insurance Company

(Name of Depositor)

125 High Street, Boston Massachusetts 02110

(Address of Depositor's Principal Executive Offices (Zip Code)

Depositor's Telephone Number, including Area Code: 617-526-1400

Bernard R. Beckerlegge, Esq.

Senior Vice President and General Counsel

Keyport Life Insurance Company

125 High Street, Boston, Massachusetts 02110

(Name and Address of Agent for Service)

copy to:

Joan E. Boros, Esq.

Jorden Burt Boros Cicchetti Berenson & Johnson LLP

1025 Thomas Jefferson Street, N.W.

Washington, DC 20007

It is proposed that this filing will become effective:

( ) immediately upon filing pursuant to paragraph (b) of Rule 485

( ) on [date] pursuant to paragraph (b) of Rule 485

( ) 60 days after filing pursuant to paragraph (a) of Rule 485

( ) on [date] pursuant to paragraph (a) of Rule 485



Title of Securities Being Registered: Variable Portion of the Contracts Funded Through the Separate Account.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.


========================================================================


Exhibit Index on Page ____

CONTENTS OF REGISTRATION STATEMENT

The Facing Sheet

The Contents Page

Cross-Reference Sheet

PART A

Prospectus

PART B

Statement of Additional Information

PART C

Items 24 - 32

The Signatures

Exhibits

PART A


[ , 2001] Prospectus for

Keyport Latitude Variable Annuity


Annuities are:
not insured by the FDIC;
not a deposit or other obligation of, or
guaranteed by, the depository institution;
subject to investment risks, including the
possible loss of the principal amount invested.

--------------------------------------------------------------------------

PROSPECTUS FOR


KEYPORT LATITUDE VARIABLE ANNUITY


GROUP AND INDIVIDUAL FLEXIBLE PURCHASE PAYMENT

DEFERRED VARIABLE ANNUITY CONTRACTS

ISSUED BY

VARIABLE ACCOUNT A

OF

KEYPORT LIFE INSURANCE COMPANY

--------------------------------------------------------------------------


This prospectus describes the Keyport Latitude variable annuity group Contracts and Certificates offered by Keyport Life Insurance Company. The prospectus also offers the Certificates in the form of Individual Contracts, where required by certain states. All discussion of Certificates applies to the Contracts and Individual Contracts unless specified otherwise.


Under the Certificate, you may elect to have value accumulate on a variable or fixed basis, or both. You may also elect to receive periodic annuity payments on either a variable or a fixed basis, or both. This prospectus primarily describes the variable features of the Certificate. The Fixed Account and its features are summarized in Appendix A. The Certificates are designed to help you in your retirement planning. You may purchase them on a tax qualified or non-tax qualified basis. Because they are offered on a flexible payment basis, you are permitted to make multiple payments (except in Oregon where they are offered only on a single purchase payment basis).

Each time you make a purchase payment, we will credit your Certificate Value with a Premium Credit. In addition to this annuity, we also offer other annuities that do not provide for Premium Credits. The expenses for this annuity may be higher than the expenses for an annuity that does not provide for Premium Credits. Over time, the amount of the Premium Credit may be more than offset by the higher expenses. You and your agent should decide if this annuity is right for you.

We will allocate your purchase payments to the investment options and the Fixed Account in the proportions you choose. The Certificate currently offers thirty-one investment options, each of which is a Sub-account of Variable Account A. Currently, you may choose among the Sub-accounts investing in the following Eligible Funds:

AIM VARIABLE INSURANCE FUNDS, INC.: AIM V.I. Capital Appreciation Fund; AIM V.I. International Equity Fund; and AIM V.I. Value Fund

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.: Growth & Income Portfolio; Premier Growth Portfolio; Technology Portfolio and Worldwide Privatization Portfolio


LIBERTY VARIABLE INVESTMENT TRUST: Colonial High Yield Securities Fund, Variable Series; Colonial Strategic Income Fund, Variable Series; Colonial U.S. Growth & Income Fund, Variable Series; Liberty Select Value Fund, Variable Series; Liberty S&P 500 Index Fund, Variable Series; Newport Tiger Fund, Variable Series; Rydex Financial Services Fund, Variable Series and Rydex Health Care Fund, Variable Series.

MFS VARIABLE INSURANCE TRUST: MFS Emerging Growth Series; MFS Growth Series; MFS Growth with Income Series; and MFS New Discovery Series


RYDEX VARIABLE TRUST: OTC Fund

STEINROE VARIABLE INVESTMENT TRUST: Stein Roe Balanced Fund, Variable Series; Stein Roe Growth Stock Fund, Variable Series; Stein Roe Money Market Fund, Variable Series; and Stein Roe Mortgage Securities Fund, Variable Series

VARIABLE INSURANCE PRODUCTS FUND: Equity Income Portfolio


VARIABLE INSURANCE PRODUCTS FUND III: Dynamic Capital Appreciation Portfolio; Growth Opportunities Portfolio

WANGER ADVISORS TRUST: Wanger Foreign Forty fund; Wanger International Small Cap fund; Wanger Twenty fund; Wanger U.S. Small Cap fund


You may purchase a Certificate if any Covered Person has not attained age 86 before we receive your application. You may not purchase a tax-qualified Certificate if any Covered Person has attained age 76 before we receive your application (age 86 applies to Roth IRAs).

The purchase of a Certificate involves certain risks. Investment performance of the Sub-accounts may vary based on the performance of the related Eligible Funds. We do not guarantee any minimum Certificate Value for amounts allocated to the Sub-accounts. In addition, benefits based on the Fixed Account may be subject to a market value adjustment. As a result, withdrawal benefits, death benefits, settlement values, transfers to Eligible Funds, or periodic income payments may be adjusted upward or downward.

We may offer other certificates through the Separate Account with different features, fees and charges, and other Sub-accounts, which may invest in different or additional mutual funds. Those certificates are described in separate prospectuses and statements of additional information. You may obtain information concerning the eligibility for and the availability of the other certificates by asking your agent.

This prospectus contains important information about the Certificates you should know before investing. You should read it before investing and keep it for future reference. We have filed a Statement of Additional Information ("SAI") with the Securities and Exchange Commission. The current SAI has the same date as this prospectus and is incorporated by reference in this prospectus. You may obtain a free copy by writing us at 125 High Street, Boston, MA 02110, by calling (800) 437-4466, or by returning the postcard on the back cover of this prospectus. A table of contents for the SAI appears on page 42 of this prospectus.


The date of this prospectus is [ , 2001.]


The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

DEFINITIONS

Accumulation Unit: A unit of measurement that we use to calculate Variable Account Value.

Annuitant: The natural person on whose life annuity benefits are based and who will receive annuity payments starting on the Income Date.

Certificate Anniversary: Each anniversary of the Certificate Date.

Certificate Date: The date the Certificate becomes effective which is the date when we receive your completed application and initial purchase payment.

Certificate Owner ("you"): The person(s) having the privileges of ownership defined in the Certificate.

Certificate Value: The sum of the Variable Account Value and the Fixed Account Value under your Certificate at a given time.

Certificate Withdrawal Value: The Certificate Value, increased or decreased by a market value adjustment that applies to any Fixed Account Value, less any premium taxes, certificate maintenance charge and surrender charge.

Certificate Year: Each 12-month period beginning on the Certificate Date and each Certificate Anniversary thereafter.

Company ("we", "us", "our", "Keyport"): Keyport Life Insurance Company.

Covered Person: The person(s) identified in the Certificate whose death may result in an adjustment of Certificate Value, payment of a death benefit, a waiver of any surrender charges and a waiver of any market value adjustment or whose medical stay in a hospital or nursing facility may allow the Certificate Owner to be eligible for either a total or partial waiver of the surrender charge.

Designated Beneficiary: The person designated to receive any death benefits under the Certificate.

Eligible Funds: The underlying mutual funds in which the Variable Account invests.

Fixed Account: Part of our general account to which purchase payments or Certificate Values may be allocated or transferred.

Fixed Account Value: The value of all Fixed Account amounts accumulated under your Certificate prior to the Income Date.

Guarantee Period Anniversary: An anniversary of a Guarantee Period's Start Date.

Guarantee Period Month: The first Guarantee Period Month is the monthly period that begins on the Start Date. Later Guarantee Period Months begin on the same day in the following months.

Guarantee Period Year: The 12-month period which begins on the Start Date. Guarantee Period Years thereafter begin on each Guarantee Period Anniversary.

In Force: The status of the Certificate before the Income Date so long as:
(1)	it is not totally surrendered, and
(2)	the Certificate Value under a Certificate does not go to zero on a Certificate Anniversary, and
(3)	there has not been a death of the Annuitant or any Certificate Owner that will cause the Certificate to end within at most five years of the date of death.

Income Date: The date on which annuity payments are to begin.

Non-Qualified Certificate: Any Certificate that is not issued under a Qualified Plan.

Premium Credit: A Premium Credit is the amount we add to your Certificate Value with each purchase payment. It is not considered a "purchase payment" under the Certificate.

Qualified Certificate: Certificates issued under Qualified Plans.

Qualified Plan: A retirement plan which receives special tax treatment under Sections 401, 403(b), 408(b) or 408A of the Internal Revenue Code ("Code") or a deferred compensation plan for a state and local government or another tax exempt organization under Section 457 of the Code.

Start Date: The date money is first allocated to a Guarantee Period of the Fixed Account.

Variable Account: Variable Account A, which is a separate investment account of the Company into which purchase payments under the Certificates may be allocated. The Variable Account is divided into "Sub-accounts" each of which invests in shares of an Eligible Fund.

Variable Account Value: The value of all Variable Account amounts accumulated under your Certificate prior to the Income Date.

Written Request: A request written on a form satisfactory to us, signed by you and a disinterested witness, and filed at our office.

SUMMARY OF CERTIFICATE FEATURES

This summary does not contain all of the information that may be important to you. You should read the entire prospectus and Statement of Additional Information before deciding to invest. Further, individual state requirements that differ from the information in this prospectus are described in supplements to this prospectus or in endorsements to the Certificate.

Purchase of the Certificate

You may make multiple purchase payments (except in Oregon). The minimum initial payment for both qualified and nonqualified certificates is $10,000. (See "Purchase Payments and Applications".)

Investment Choices

You can allocate and reallocate your investment among the Sub-accounts, which in turn invest in the following Eligible Funds:

AIM Variable Insurance Funds, Inc. ("AIM Insurance Funds")

  AIM V.I. Capital Appreciation Fund ("AIM Capital Appreciation")

  AIM V.I. International Equity Fund ("AIM International Equity")

  AIM V.I. Value Fund ("AIM Value")

Alliance Variable Products Series Fund, Inc. ("Alliance Series Fund")

  Growth & Income Portfolio ("Alliance Growth & Income")

  Premier Growth Portfolio ("Alliance Premier Growth")

  Technology Portfolio ("Alliance Technology")

  Worldwide Privatization Portfolio ("Alliance Worldwide Privatization")


Liberty Variable Investment Trust ("Liberty Trust")

  Colonial High Yield Securities Fund, Variable Series ("Colonial High

     Yield Securities")

  Colonial Strategic Income Fund, Variable Series ("Colonial Strategic

     Income")

  Colonial U.S. Growth & Income Fund, Variable Series ("Colonial U.S.

     Growth & Income")

  Liberty Select Value Fund, Variable Series ("Liberty Select Value")

  Liberty S&P 500 Index Fund, Variable Series ("Liberty S&P 500 Index")

  Newport Tiger Fund, Variable Series ("Newport Tiger")

  Rydex Financial Services Fund, Variable Series ("Rydex Financial

     Services")

  Rydex Health Care Fund, Variable Series ("Rydex Health Care")


MFS Variable Insurance Trust ("MFS Trust")

  Emerging Growth Series ("MFS Emerging Growth")

  Growth Series ("MFS Growth")

  Growth with Income Series ("MFS Growth with Income")

  New Discovery Series ("MFS New Discovery")

Rydex Variable Trust ("Rydex Trust")

  OTC Fund ("Rydex OTC")

SteinRoe Variable Investment Trust ("SteinRoe Trust")

  Stein Roe Balanced Fund, Variable Series ("Stein Roe Balanced")

  Stein Roe Growth Stock Fund, Variable Series ("Stein Roe Growth Stock")

  Stein Roe Money Market Fund, Variable Series ("Stein Roe Money Market")

  Stein Roe Mortgage Securities Fund, Variable Series ("Stein Roe Mortgage

     Securities")

Variable Insurance Products Fund ("Fidelity Fund")

  Equity Income Portfolio ("Fidelity Equity Income")


Variable Insurance Products Fund III ("Fidelity Fund III")

  Dynamic Capital Appreciation Portfolio ("Fidelity Dynamic Capital      Appreciation")

  Growth Opportunities Portfolio ("Fidelity Growth Opportunities")

Wanger Advisors Trust ("Wanger Trust")

  Wanger Foreign Forty fund ("Wanger Foreign Forty")

  Wanger International Small Cap fund ("Wanger International Small Cap")

  Wanger Twenty fund ("Wanger Twenty")

  Wanger U.S. Small Cap fund ("Wanger U.S. Small Cap")


Fees and Charges

Please see "Fee Table", "Explanation of Fee Table and Examples" and "Deductions".

Federal Income Taxes

You will not pay federal income taxes on an increase in the value of your Certificate until you make a withdrawal, such as a lump sum payment, annuity payment, gift or assignment. Some withdrawals may also be subject to a 10% federal penalty tax. (See "Tax Status".)

Right to Revoke

Generally, you may revoke the Certificate by returning it to us within 10 days after you receive it. For most states, we will refund your Certificate Value as of the date we receive the returned Certificate. You will bear the investment risk during the revocation period. In other states, we will return purchase payments. You are not entitled to keep the Premium Credit if you revoke the Certificate under this provision. (See "Right to Revoke".)

FEE TABLE

Certificate Owner Transaction Expenses
Sales Load Imposed on Purchases:	0%
Maximum Surrender Charge
(as a percentage of purchase payments):

We will let you choose from one or more of three different Premium Credit rates: 3%; 4%; and 5%. Each rate has a different surrender charge schedule:
Years since purchase payment	3% Premium Credit	4% Premium Credit	5% Premium Credit

Up to 1	8%	8%	8%
2	8%	8%	8%
3	8%	8%	8%
4	7%	7%	7%
5	6%	6%	6%
6	5%	5%	5%
7	4%	4%	4%
8	0%	3%	3%
9	0%	0%	2%
10	0%	0%	0%
Maximum Total Certificate Owner Transaction Expenses
(as a percentage of purchase payments):	8%

Annual Certificate Maintenance Charge:	$36
Maximum Transfer Charge (Currently $0):	$25*


Variable Account Annual Expenses

(as a percentage of average net assets)
Mortality and Expense Risk Charge:	1.25%
Distribution Charge:	.15%

Total Variable Account Annual Expenses:	1.40%

We offer two different optional death benefits that provide an enhanced level of protection for your beneficiary. You may elect neither, or either one, but not both. Please refer to the section entitled "Death Provisions" for a complete discussion.


Option 1: High Anniversary Value

Charge for Option 1:	.15%
(as a percentage of this option's "benefit base amount", as described in "Optional Death Benefits")

Option 2: Leveraged Earnings Option
Charge for Option 2:	.15%
(as a percentage of this option's "benefit base amount", as described in "Optional Death Benefits")


______________________________________________________________________

* Applicable to each transfer after the first twelve transfers in each Certificate Year. We currently are waiving this fee. See "Deductions for Transfers of Variable Account Value".


AIM Insurance Funds, Alliance Series Fund, Fidelity Fund, Fidelity Fund III, Liberty Trust, MFS Trust, Rydex Trust, SteinRoe Trust and Wanger Trust1

(Numbers in Parentheses Represent Expenses After Any Fee Waivers and/or Expense Reimbursements)2

(as a percentage of average net assets)
				Total Fund
Management	Rule 12b-1		Other	Operating
Fund	Fees	Fees	Expenses	Expenses

AIM Capital Appreciation	.62%		.11%	.73%
AIM International Equity	.75%		.22%	.97%
AIM Value	.61%		.15%	.76%
Alliance Growth & Income[3]	.63%	.25%	.09%	.97%
Alliance Premier Growth[3]	1.00%	.25%	.04%	1.29%
Alliance Technology[3]	1.00%(.71%)	.25%	.27%(0.24%)	1.52%(1.20%)
Alliance Worldwide Privatization[3]	1.00%(.63%)	.25%	.46%(0.32%)	1.71%(1.20%)
Fidelity Dynamic Capital
Appreciation	.57%	.25%	.61%	1.43%
Fidelity Equity Income[3]	.48%	.25%	.10%	.83%
Fidelity Growth Opportunities[3]	.58%	.25%	.13%	.96%
Colonial High Yield Securities[3]	.60%	.25%(.00%)	.68%(0.35%)	1.53%(0.95%)
Colonial Strategic Income[3]	.65%	.25%	.10%	1.00%
Colonial U.S. Growth & Income[3]	.80%	.25%(.12%)	.08%	1.13%(1.00%)
Liberty S&P 500 Index[3]	.40%	.25%(.20%)	.15%	.80%(0.75%)
Liberty Select Value[3]	.70%	.25%(.12%)	.28%	1.23%(1.10%)
Newport Tiger[3]	.90%	.25%	.31%	1.46%
Rydex Financial Services[3]	.85%	.25%(.16%)	.44%	1.54%(1.45%)
Rydex Health Care[3]	1.00%	.25%(.16%)	.44%	1.69%(1.60%)
MFS Emerging Growth[3]	.75%	.20%	.09%	1.04%
MFS Growth[3]	.75%	.20%	.71%(0.16%)	1.66%(1.11%)
MFS Growth with Income[3]	.75%	.20%	.13%	1.08%
MFS New Discovery[3]	.90%	.20%	1.59%(0.17%)	2.69%(1.27%)
Rydex OTC	.75%		.80%	1.55%
Stein Roe Balanced[3]	.60%	.25%	.02%	.87%
Stein Roe Growth Stock[3]	.65%	.25%	.02%	.92%
Stein Roe Money Market	.50%		.04%	.54%
Stein Roe Mortgage Securities[3]	.55%	.25%	.06%	.86%
Wanger Foreign Forty	1.00%		2.45%(0.45%)	3.45%(1.45%)
Wanger International Small Cap	1.25%		.24%	1.49%
Wanger Twenty	.95%		1.17%(0.40%)	2.12%(1.35%)
Wanger U.S. Small Cap	.95%		.07%	1.02%


The above expenses for the Eligible Funds were provided by the Funds. We have not independently verified the accuracy of the information.


1All Trust and Fund expenses for AIM Capital Appreciation, AIM International Equity, AIM Value, Alliance Growth & Income, Alliance Premier Growth, Alliance Technology, Alliance Worldwide Privatization, Fidelity Equity Income, Fidelity Growth Opportunities, Rydex OTC and the Wanger Trust funds are for 1999. Fees for Liberty S&P 500 Index, Liberty Select Value, Rydex Financial Services and Rydex Health Care are estimated since these funds commenced operations May 30, 2000. Fees for Fidelity Dynamic Capital Appreciation are estimated since this fund commenced operations on September 13, 2000. For Colonial High Yield Securities, Colonial Strategic Income, Colonial U.S. Growth & Income, Newport Tiger, Stein Roe Balanced, Stein Roe Growth Stock and Stein Roe Mortgage Securities, the Class B shares, which include 12b-1 fees, first became available in June, 2000. Therefore, the fees and expenses (other than 12b-1 fees) for these Funds are estimated based on the 1999 historical expenses of each Fund's Class A shares, which do not include 12b-1 fees. For MFS Emerging Growth, MFS Growth, MFS Growth with Income and MFS New Discovery, the Service Class Shares, which include 12b-1 fees, first became available on May 1, 2000. Therefore, the fees and expenses (other than 12b-1 fees) for these Funds are estimated, based on the 1999 historical expenses of each Fund's Initial Class shares, which do not include 12b-1 fees. The AIM Insurance Funds, Alliance Series Fund, Fidelity Fund, Fidelity Fund III, Liberty Trust, MFS Trust, Rydex Trust, SteinRoe Trust and Wanger Trust expenses reflect the Fund's or Trust's manager's or other entity's agreement to reimburse expenses above certain limits (see footnote 2). For Colonial High Yield because of changes in the expense limitation agreements (see footnote 2), the portfolio expenses net of fee waivers and expense reimbursements have been restated to treat all reductions in total expenses under those agreements as waivers of Rule 12b-1 fees and other expense reimbursements; in prior years a portion of those amounts derived from waivers of management fees. For the SteinRoe Trust Funds, the .15% administrative fees payable to the investment adviser, which was included in Other Expenses in prior years, is now shown as part of Management Fees.


2The manager of AIM Insurance Funds may from time to time waive all or a portion of its advisory fees and/or assume certain expenses of the Eligible Funds. Fee waivers or reductions, other than those contained in the AIM Insurance Funds' advisory agreement, may be modified or terminated at any time. The AIM Insurance Funds' manager has not waived advisory fees or assumed expenses as of May 1, 2000.

The manager of Alliance Series Fund has agreed to continue voluntary expense reimbursements for Alliance Technology and Alliance Worldwide Privatization for the foreseeable future. Each percentage shown in the parentheses is what the expenses were with expense reimbursement: for Alliance Technology--1.00% for management fees, .27% for other expenses and 1.52% for total expenses; and for Alliance Worldwide Privatization--1.00% for management fees, .46% for other expenses and 1.71% for total expenses.


The manager of Fidelity Fund and Fidelity Fund III has agreed to reimburse total operating expenses, excluding interest, taxes, brokerage and extraordinary expenses, in excess of the following percentage of average net assets of each Eligible Fund: 1.75% for Fidelity Dynamic Capital Appreciation, Fidelity Equity Income and Fidelity Growth Opportunities. The Fidelity Fund and Fidelity Fund III manager has not reimbursed expenses as of the date of this prospectus.

The manager and distributor of Liberty Trust have contractually agreed to reimburse all incurred Fund expenses, including management fees, but excluding interest, taxes, brokerage, and extraordinary expenses, in excess of the following percentage of average net assets of each Eligible Fund: 1.00% for Colonial Strategic Income and Colonial U.S. Growth & Income; 1.10% for Liberty Select Value; 1.45% for Rydex Financial Services; 1.75% for Newport Tiger; .95% for Colonial High Yield Securities; .75% for Liberty S&P 500 Index; and 1.60% for Rydex Health Care. To the extent a Fund's expenses exceed the applicable limitation, the distributor will reimburse the Fund up to .25% by waiving its 12b-1 fees. To the extent a Fund's expenses exceed the applicable limitation by more than .25%, the manager will reimburse the Fund for the excess portion by reimbursing Other Expenses first and then, to the extent necessary, by waiving Management Fees. The Funds of Liberty Trust did not have Class B shares until June 1, 2000. Fees and expenses (other than 12b-1 Fees) are estimates based on the historical expenses of the Fund's Class A shares, which do not include 12b-1 fees. The Liberty Trust's manager and distributor have not been required to reimburse expenses as of the date of this prospectus for Colonial Strategic Income and Newport Tiger. The following percentages are estimates of what the expenses would be with expense reimbursement: for Colonial High Yield Securities--.00% for 12b-1 fees, .35% for other expenses and .95% for total expenses; for Colonial U.S. Growth & Income--.12% for 12b-1 fees and 1.00% for total expenses. Since Liberty S&P 500 Index, Liberty Select Value, Rydex Financial Services and Rydex Health Care commenced operations on May 30, 2000, the following percentages are estimates for 2000 of what expenses would be with expense reimbursement: for Liberty S&P 500 Index--.20% for 12b-1 fees and .75% for total expenses; for Liberty Select Value--.12% for 12b-1 fees and 1.10% for total expenses; for Rydex Financial Services--.16% for 12b-1 fees and 1.45% for total expenses; for Rydex Health Care--.16% for 12b-1 fees and 1.60% for total expenses.

The manager of MFS Trust has contractually agreed, subject to reimbursement, to bear the series' expenses such that "Other Expenses" do not exceed 0.15% annually after taking into account the expense offset arrangement with the series' custodian described below. These contractual fee arrangements will continue until at least May 1, 2001, unless changed with the consent of the board of trustees which oversees the series. The following percentages are estimates of what the expenses would be with reimbursement by the manager of MFS Trust, but without the expense offset provided by the custodian: for MFS Growth--.16% for other expenses and 1.11% for total expenses; for MFS New Discovery--.17% for other expenses and 1.27% for total expenses. Each series of MFS Trust has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. The series may enter into other similar arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Other Expenses" would be lower, and total expenses for service class shares would be estimated to be: 1.03% for Emerging Growth Series; 1.25% for New Discovery Series; 1.07% for Growth with Income Series; and 1.10% for Growth Series. The total expenses for the New Discovery Series and the Growth Series shown in the previous sentence reflect both the expense offset arrangement with the custodian and reimbursement by the manager.


The investment adviser and servicer to the Rydex Variable Trust may from time to time volunteer to waive fees and/or reimburse expenses. The investment adviser and servicer have not reimbursed expenses as of May 1, 2000.


The manager and distributor of SteinRoe Trust have contractually agreed to reimburse all expenses, including management fees, in excess of the following percentage of the average net assets of the following Eligible Funds: for Stein Roe Balanced--.90%; for Stein Roe Growth Stock--.95%; for Stein Roe Mortgage Securities--.90%; and for Stein Roe Money Market--.65%. To the extent a Fund's expenses are in excess of the applicable limitation up to .25%, the distributor will reimburse the Fund out of its 12b-1 fees. To the extent such expenses exceed the applicable limitation by more than .25%, the manager will reimburse the Fund for the portion over .25% from Other Expenses first and then, to the extent necessary, from Management Fees. Because Stein Roe Balanced, Stein Roe Growth Stock and Stein Roe Mortgage Securities did not have Class B shares until June 1, 2000, fees (other than 12b-1 Fees) are estimates based on the historical expenses of the Fund's Class A shares, which do not include 12b-1 fees. The SteinRoe Trust's manager and distributor have not been required to reimburse expenses as of June 1, 2000.

The manager of Wanger Trust has agreed to reimburse total operating expenses in excess of the following percentage of average net assets of the following Eligible Funds: 1.35% for Wanger Twenty; 1.45% for Wanger Foreign Forty; 2.00% for Wanger International Small Cap and Wanger U.S. Small Cap. Each percentage shown in the parentheses is what the expenses were with expense reimbursement: for Wanger Twenty - .40% for Other Expenses and 1.35% for Total Expenses; for Wanger Foreign Forty - .45% for Other Expenses and 2.45% for Total Expenses. The manager was not required to reimburse expenses for Wanger International Small Cap and Wanger U.S. Small Cap as of September 29, 2000.


3The Eligible Fund has a distribution plan or "Rule 12b-1 Plan" which is described in the Fund's prospectus.

EXAMPLES

Example #1. If you surrender your Certificate, in which you have elected an optional death benefit and the 5% premium credit, at the end of the periods shown you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets. The example assumes that the fee waivers described above continue throughout the period shown.

Sub-account	1 year	3 years	5 years	10 years
AIM Capital Appreciation	$104	$151	$197	$348
AIM International Equity	107	159	211	380
AIM Value	104	152	198	352
Alliance Growth & Income	107	159	211	380
Alliance Premier Growth	110	169	229	420
Alliance Technology	109	166	224	409
Alliance Worldwide Privatization	109	166	224	409
Fidelity Dynamic Capital Appreciation	109	166	223	408
Fidelity Equity Income	105	154	202	361
Fidelity Growth Opportunities	106	158	210	378
Colonial High Yield Securities	106	158	209	377
Colonial Strategic Income	107	160	212	384
Colonial U.S. Growth & Income	107	160	212	384
Liberty S&P 500 Index	104	151	198	351
Liberty Select Value	108	163	218	396
Newport Tiger	112	175	239	442
Rydex Financial Services	112	174	238	440
Rydex Health Care	113	179	246	459
MFS Emerging Growth	107	161	215	389
MFS Growth	108	163	219	398
MFS Growth with Income	108	162	217	394
MFS New Discovery	110	169	228	418
Rydex OTC	113	178	244	453
Stein Roe Balanced	106	155	205	367
Stein Roe Growth Stock	106	157	208	373
Stein Roe Money Market	102	144	185	323
Stein Roe Mortgage Securities	105	155	204	365
Wanger Foreign Forty	112	174	238	440
Wanger International Small Cap	112	176	240	445
Wanger Twenty	111	171	232	428
Wanger U.S. Small Cap	107	160	213	386


Example #2. If you annuitize or if you do not surrender your Certificate, in which you have elected an optional death benefit and the 5% premium credit, at the end of the periods shown, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets. The example assumes that the fee waivers described above continue throughout the period shown.

Sub-account	1 year	3 years	5 years	10 years
AIM Capital Appreciation	$24	$ 80	$144	$348
AIM International Equity	27	87	157	380
AIM Value	24	80	145	352
Alliance Growth & Income	27	87	157	380
Alliance Premier Growth	30	98	176	420
Alliance Technology	29	95	171	409
Alliance Worldwide Privatization	29	95	171	409
Fidelity Dynamic Capital Appreciation	29	95	170	408
Fidelity Equity Income	25	83	149	361
Fidelity Growth Opportunities	26	87	157	378
Colonial High Yield Securities	26	87	156	377
Colonial Strategic Income	27	88	159	384
Colonial U.S. Growth & Income	27	88	159	384
Liberty S&P 500 Index	24	80	145	351
Liberty Select Value	28	92	165	396
Newport Tiger	32	104	185	442
Rydex Financial Services	32	103	185	440
Rydex Health Care	33	108	193	459
MFS Emerging Growth	27	90	161	389
MFS Growth	28	92	165	398
MFS Growth with Income	28	91	164	394
MFS New Discovery	30	97	175	418
Rydex OTC	33	106	190	453
Stein Roe Balanced	26	84	152	367
Stein Roe Growth Stock	26	86	155	373
Stein Roe Money Market	22	73	132	323
Stein Roe Mortgage Securities	25	84	151	365
Wanger Foreign Forty	32	103	185	440
Wanger International Small Cap	32	104	187	445
Wanger Twenty	31	100	179	428
Wanger U.S. Small Cap	27	89	160	386


Example #3. If you surrender your Certificate in which you have elected the 5% premium credit at the end of the periods shown you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets. The example assumes that the fee waivers described above continue throughout the period shown.

Sub-account	1 year	3 years	5 years	10 years
AIM Capital Appreciation	$102	$145	$187	$326
AIM International Equity	105	153	201	358
AIM Value	103	146	189	330
Alliance Growth & Income	105	153	201	358
Alliance Premier Growth	108	164	220	400
Alliance Technology	107	161	215	388
Alliance Worldwide Privatization	107	161	215	388
Fidelity Dynamic Capital Appreciation	107	161	214	387
Fidelity Equity Income	103	149	193	340
Fidelity Growth Opportunities	105	153	201	357
Colonial High Yield Securities	105	153	200	356
Colonial Strategic Income	105	154	203	362
Colonial U.S. Growth & Income	105	154	203	362
Liberty S&P 500 Index	103	146	188	329
Liberty Select Value	106	158	209	375
Newport Tiger	110	170	229	421
Rydex Financial Services	110	169	229	420
Rydex Health Care	112	174	237	439
MFS Emerging Growth	106	156	205	367
MFS Growth	106	158	209	377
MFS Growth with Income	106	157	208	373
MFS New Discovery	108	163	219	397
Rydex OTC	111	173	235	433
Stein Roe Balanced	104	150	195	345
Stein Roe Growth Stock	104	152	198	352
Stein Roe Money Market	100	139	176	300
Stein Roe Mortgage Securities	104	150	195	344
Wanger Foreign Forty	110	169	229	420
Wanger International Small Cap	110	171	231	425
Wanger Twenty	109	166	223	407
Wanger U.S. Small Cap	105	155	204	365


Example #4. If you annuitize or if you do not surrender your Certificate in which you have elected the 5% premium credit at the end of the periods shown, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets. The example assumes that the fee waivers described above continue throughout the period shown.

Sub-account	1 year	3 years	5 years	10 years
AIM Capital Appreciation	$22	$ 74	$134	$326
AIM International Equity	25	82	148	358
AIM Value	23	75	136	330
Alliance Growth & Income Bond	25	82	148	358
Alliance Premier Growth	28	93	167	400
Alliance Technology	27	90	161	388
Alliance Worldwide Privatization	27	90	161	388
Fidelity Dynamic Capital Appreciation	27	89	161	387
Fidelity Equity Income	23	78	140	340
Fidelity Growth Opportunities	25	82	148	357
Colonial High Yield Securities	25	81	147	356
Colonial Strategic Income	25	83	150	362
Colonial U.S. Growth & Income	25	83	150	362
Liberty S&P 500 Index	23	75	135	329
Liberty Select Value	26	86	156	375
Newport Tiger	30	98	176	421
Rydex Financial Services	30	98	176	420
Rydex Health Care	32	103	184	439
MFS Emerging Growth	26	84	152	367
MFS Growth	26	87	156	377
MFS Growth with Income	26	86	154	373
MFS New Discovery	28	92	165	397
Rydex OTC	31	101	181	433
Stein Roe Balanced	24	79	142	345
Stein Roe Growth Stock	24	80	145	352
Stein Roe Money Market	20	68	123	300
Stein Roe Mortgage Securities	24	79	142	344
Wanger Foreign Forty	30	98	176	420
Wanger International Small Cap	30	99	178	425
Wanger Twenty	29	95	170	407
Wanger U.S. Small Cap	25	84	151	365


EXPLANATION OF FEE TABLE AND EXAMPLES

The purpose of the fee table is to illustrate the expenses you may directly or indirectly bear under a Certificate. The table reflects expenses of the Variable Account (including the charge for the optional death benefits and different sales charges) as well as the Eligible Funds. You should read "Deductions" in this prospectus and the sections relating to expenses of the Eligible Funds in their prospectuses. The fee table and examples do not include any taxes or tax penalties you may be required to pay if you surrender your Certificate.

We deduct surrender charges only if you totally or partially surrender the Certificate. You will not incur a surrender charge in the following instances:
o	In the first Certificate Year, you may withdraw an aggregate amount up to 10% of purchase payments, but only if such withdrawals are pursuant to the systematic withdrawal plan.

o	In the second and later Certificate Years you may withdraw an amount up to 10% of the Certificate Value as of the preceding Certificate Anniversary.

The examples assume you did not make any transfers. We reserve the right to impose a transfer fee after we notify you. Currently, we do not impose any transfer fee. Premium taxes are not shown. We deduct the amount of any premium taxes (which range from 0% to 5%) from Certificate Value upon full surrender or annuitization.

We waive the certificate maintenance charge in certain instances.


The fee table and examples should not be considered a representation of past or future expenses and charges of the Sub-accounts. Your actual expenses may be greater or less than those shown. Similarly, the 5% annual rate of return assumed in the example is not an estimate or a guarantee of future investment performance. See "Deductions" in this prospectus, "Management" in the prospectus for AIM Insurance Funds, "Management of the Fund" in the prospectus the Alliance Series Fund, "Operating Expenses" in the prospectus for Fidelity Fund and Fidelity Fund III. "Trust Management Organizations" and "Expenses of the Funds" in the prospectus for Liberty Trust, "Management of the Series" and "Expenses" for MFS Trust, "Management of the Fund" in the prospectus for Rydex Trust, "How the Funds are Managed" in the prospectus for SteinRoe Trust and "Management Fees" in the prospectus for Wanger Trust.


The Certificates described in this prospectus have not previously been made available for sale, and may include fees and charges that are different from our other variable annuity contracts. These differences will produce differing Accumulation Unit values. Therefore, no condensed financial information is included in this prospectus. Keyport's financial statements and those for the Variable Account are in the Statement of Additional Information.

KEYPORT AND THE VARIABLE ACCOUNT

Keyport was incorporated in Rhode Island in 1957 as a stock life insurance company. Our executive and administrative offices are at 125 High Street, Boston, Massachusetts 02110. Our home office is at 695 George Washington Highway, Lincoln, Rhode Island 02865.

We write individual life insurance and individual and group annuity contracts that are "non-participating". That is, we do not pay dividends or benefits based on our financial performance. We are licensed to do business in all states except New York and are also licensed in the District of Columbia and the Virgin Islands. We are rated A (Excellent) for financial strength by A.M. Best and Company, independent analysts of the insurance industry. Standard & Poor's ("S&P") rates us AA- for very strong financial security, Moody's rates us A2 for good financial strength and Duff & Phelps rates us AA- for very high claims paying ability. The Best's A rating is in the second highest rating category, which also includes a lower rating of A-. S&P and Duff & Phelps have one rating category above AA and Moody's has two rating categories above A. The Moody's "2" modifier means that we are in the middle of the A category. The S&P and Duff & Phelps "-" modifier signifies that we are at the lower end of the AA category. These ratings reflect the opinion of the rating company as to our relative financial strength and ability to meet contractual obligations to our policyholders. Even though we hold the assets in the Variable Account separately from our other assets, our ratings may still be relevant to you since not all of our contractual obligations relate to payments based on those segregated assets.

We are a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may use the IMSA logo and membership in IMSA in advertisements. Being a member means that we have chosen to participate in IMSA's Life Insurance Ethical Market Conduct Program.

We are indirectly owned by Liberty Financial Companies, Inc. and are ultimately controlled by Liberty Mutual Insurance Company of Boston, Massachusetts, a multi-line insurance and financial services institution.

We established the Variable Account pursuant to the provisions of Rhode Island law on January 30, 1996. The Variable Account meets the definition of "separate account" under the federal securities laws. The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Such registration does not mean the Securities and Exchange Commission supervises us or the management of the Variable Account.

Obligations under the Certificates are our obligations. Although the assets of the Variable Account are our property, these assets are held separately from our other assets and are not chargeable with liabilities arising out of any other business we may conduct. Income, capital gains and/or capital losses, whether or not realized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to the income, capital gains, and/or capital losses arising out of any other business we may conduct.

PURCHASE PAYMENTS, PREMIUM CREDITS AND APPLICATIONS

The initial purchase payment is due on the Certificate Date. The minimum initial purchase payment for both qualified and nonqualified Certificates is $10,000. You may make additional purchase payments. Each subsequent purchase payment must be at least $1,000 or any lesser amount we may permit, which is currently $250. For payments made under the systematic investment program, the minimum is $50. We may reject any purchase payment or any application. We allocate purchase payments to your Certificate based on the applicable Sub-account accumulation unit value(s) next determined after we receive it.

If your application for a Certificate is complete and amounts are to be allocated to the Variable Account, we will apply your initial purchase payment and the Premium Credit to the Variable Account within two business days of receipt. If your application is incomplete, we will notify you and try to complete it within five business days. At the end of this period, if your application is not complete, we will inform you of the reason for the delay. We will immediately return your purchase payment at that time unless you specifically consent to our keeping the purchase payment until the application is complete. Once the application is complete, we will apply the purchase payment and the Premium Credit within two business days of its completion.

We will send you a written notification showing the allocation of all purchase payments and the re-allocation of values after any transfer you have requested. You must notify us immediately of any error.

We will permit others to act on your behalf in certain instances, including:
o	we will accept an application for a Certificate signed by an attorney-in-fact if we receive a copy of the power of attorney with the application.

o

we will issue a Certificate to replace an existing life insurance or annuity policy that we or an affiliated company issued even though we did not previously receive a signed application from you for that Certificate.

Certain dealers or other authorized persons such as employers and Qualified Plan fiduciaries may inform us of your responses to application questions by telephone or by order ticket and cause the initial purchase payment to be paid to us. If the information is complete, we will issue the Certificate. We will send you the Certificate and a letter so you may review the information and notify us of any errors. We may request you to confirm that the information is correct by signing a copy of the letter or a Certificate delivery receipt. We will send you a written notice confirming all purchases. Our liability under any Certificate relates only to amounts so confirmed.

Premium Credits


You will receive Premium Credits for both initial purchase payments and subsequent purchase payments. We will let you choose from one or more of three different Premium Credit rates: 3%, 4% or 5% of each purchase payment. The higher Premium Credit rates have a longer Surrender Charge period. You select the Premium Credit rate when you purchase your Certificate, and you cannot thereafter change your selection. The expense charges for this annuity may be higher than the expense charges for annuities that do not offer Premium Credits. We expect to recoup the cost of paying Premium Credits through collections of the surrender charges on the Certificate (which are contingent), as well as our legitimate profits on this and other contracts Keyport offers. In some circumstances - for example, if you surrender your Certificate while the Surrender Charge still applies to a substantial proportion of your purchase payments - your net proceeds may be lower than if you had purchased one of our other annuities that does not offer Premium Credits. Likewise, over time the amount of the Premium Credits may be offset by higher expenses.


If you return the Certificate to us under the Right to Revoke provisions, we will recapture the Premium Credit. In states that require us to return your purchase payment, you will receive your purchase payment without any Premium Credit. In other states, we will return your purchase payment adjusted for either positive or negative investment experience, without consideration of the Premium Credit.

INVESTMENTS OF THE VARIABLE ACCOUNT

Allocations of Purchase Payments

We will invest your purchase payments and Premium Credits to the Sub-accounts you have chosen. Your selection must specify the percentage of the purchase payment that is allocated to each Sub-account or must specify the asset allocation model you select. (See "Other Services, The Programs".) The percentage for each Sub-account, if not zero, must be at least 5% and a whole number. You may change the allocation percentages without fee, penalty or other charge. You must notify us in writing of your allocation changes unless you, your attorney-in-fact, or another authorized person has given us written authorization to accept telephone allocation instructions. By allowing us to accept telephone changes, you agree to accept our current conditions and procedures. The current conditions and procedures are in Appendix B. We will notify you of any changes in advance.

The Variable Account is segmented into Sub-accounts. Each Sub-account contains shares of one of the Eligible Funds. Such shares are purchased at net asset value. We may add or withdraw Eligible Funds and Sub-accounts as permitted by applicable law.

Eligible Funds


The current Eligible Funds are the separate funds listed within the AIM Insurance Funds, Alliance Series Fund, Fidelity Fund, Fidelity Fund III, Liberty Trust, MFS Trust, Rydex Trust, SteinRoe Trust and Wanger Trust. Keyport and the Variable Account may enter into agreements with other mutual funds to make them available as Eligible Funds under certain Certificates.


We do not promise that the Eligible Funds will meet their investment objectives. Amounts you have allocated to Sub-accounts may grow, decline, or grow less in value than you expect, depending on the investment performance of the Eligible Funds in which the Sub-accounts invest. You bear the investment risk that those Eligible Funds possibly will not meet their investment objectives. You should carefully review their prospectuses before allocating amounts to the Sub-accounts.


Some of the Eligible Funds are funding vehicles for other variable annuity contracts and variable life insurance policies offered by our separate accounts. The Eligible Funds are also available for the separate accounts of insurance companies affiliated and unaffiliated with us. The risks involved in this "mixed and shared funding" are disclosed in the Eligible Funds' prospectuses under the following captions: AIM Insurance Funds - "Purchase and Redemption of Shares"; Alliance Series Fund - "Introduction to the Fund"; Fidelity Fund and Fidelity Fund III - "Buying and Selling Shares"; Liberty Trust - "The Trust"; MFS Trust - "Investment Concept of the Trust"; Rydex Trust - "Purchasing and Redeeming Shares"; SteinRoe Trust - "The Trust"; and Wanger Trust - "Mixed and Shared Funding".


AIM Advisors Inc. ("AIM") serves as the investment adviser to each of the Eligible Funds of AIM Insurance Funds.

Alliance Capital Management L.P. is the investment adviser for the Eligible Funds of Alliance Series Fund.


Fidelity Management & Research Company ("FMR") is the manager of the Eligible Funds of Fidelity Fund and Fidelity Fund III. Fidelity Management & Research (U.K.) Inc., Fidelity Management & Research (Far East) Inc., and Fidelity Investments Japan Limited are sub-advisers for Fidelity Dynamic Capital Appreciation and Fidelity Growth Opportunities.

Liberty Advisory Services Corp. ("LASC"), our subsidiary, is the manager for Liberty Trust and its Eligible Funds. Colonial Management Associates, Inc. ("Colonial"), an affiliate, is the sub-adviser for the Eligible Funds except for Rydex Financial Services, Rydex Health Care, Liberty S&P 500 Index, Newport Tiger and Liberty All-Star Equity. Newport Fund Management, Inc., an affiliate, is sub-adviser for Newport Tiger. Liberty Asset Management Company, an affiliate, is sub-adviser for Liberty All-Star Equity and the current portfolio managers are Mastrapasqua & Associates, Oppenheimer Capital, TCW Funds Management, Inc., Westwood Management Corp. and Boston Partners Asset Management, L.P. State Street Global Advisers is the sub-adviser for Liberty S&P 500 Index.


Massachusetts Financial Services Company ("MFS") is the investment adviser for the Eligible Funds of MFS Trust.

Rydex Global Advisors is the investment adviser for Rydex OTC and is the sub-adviser for Rydex Financial Services and Rydex Health Care.

Stein Roe & Farnham Incorporated ("Stein Roe"), an affiliate, is the investment adviser for each Eligible Fund of SteinRoe Trust.


Liberty Wanger Asset Management, L.P. ("LWAM"), an affiliate, is the investment adviser for each Eligible Fund of Wanger Trust. LWAM, formerly known as Wanger Asset Management, L.P., became a wholly-owned subsidiary of Liberty Financial Companies, Inc., which is in turn a majority-owned subsidiary of Liberty Mutual Insurance Company, on September 29, 2000.


You should read the current prospectuses for the Eligible Funds for more details and complete information. The prospectuses are available, at no charge, from an agent or by writing to us or by calling (800) 437-4466.

We have briefly described the Eligible Funds and the objectives they seek to achieve below.
Eligible Funds of AIM Insurance
Funds and Variable Account
Sub-accounts	Investment Objective

AIM Capital Appreciation (AIM	Capital appreciation through
Capital Appreciation	investments in common stocks,
Sub-account)	with emphasis on medium-sized
and smaller emerging growth
companies.

AIM International Equity (AIM	Long-term growth of capital by
International Equity Sub-Account)	investing in international equity
securities, the issuers of which are
considered by AIM to have strong
earnings momentum.

AIM Value (AIM Value Sub-account)	Long-term growth of capital by
investing primarily in equity
securities judged by AIM to be
undervalued relative to the
current or projected earnings of
the companies issuing the
securities, or relative current
market value of assets owned by the
companies issuing the securities
or relative to the equity markets
in general. Income is a secondary
objective.

Eligible Funds of Alliance Series
Fund and Variable Account
Sub-accounts	Investment Objective

Alliance Growth and Income (Alliance	Balance the objectives of current
Growth and Income Sub-account)	income and opportunities for
appreciation through investments
primarily in dividend-paying common
stocks of good quality.

Alliance Premier Growth	Growth of capital rather than
(Alliance Premier Growth	current income.
Sub-account)

Alliance Technology (Alliance	Growth of capital through
Technology Sub-account)	investment in companies expected
to benefit from advances in
technology.

Alliance Worldwide Privatization	Long-term capital appreciation.
(Alliance Worldwide Privatization
Sub-account)

Eligible Portfolios of Fidelity
Variable Insurance Products Fund
and Fidelity Variable Insurance
Products Fund III and Variable
Account Sub-accounts	Investment Objective
Fidelity Dynamic Capital Appreciation	Seeks capital appreciation.
(Fidelity Dynamic Capital
Appreciation Sub-account)
Fidelity Equity Income	Seeks reasonable income. The fund
(Fidelity Equity Income Sub-account)	will also consider the potential for
capital appreciation. The fund's
goal is to achieve a yield which
exceeds the composite yield on the
securities comprising the S&P 500.

Fidelity Growth Opportunities	Seeks to provide capital growth.
(Fidelity Growth
Opportunities Sub-account)

Eligible Funds of Liberty Trust
and Variable Account
Sub-accounts	Investment Objective

Colonial High Yield Securities	High current income and total
(Colonial High Yield Securities	return by investing primarily
Sub-account)	in lower rated corporate debt
securities.
Colonial Strategic Income	A high level of current income, as
(Colonial Strategic Income	is consistent with prudent risk and
Sub-account)	maximizing total return, by
diversifying investments primarily
in U.S. and foreign government and
high yield, high risk corporate
debt securities.

Colonial U.S. Growth & Income	Long-term growth and income
(Colonial U.S. Growth & Income	by investing primarily in large
Sub-account)	capitalization equity securities.
Liberty S&P 500 Index	Seeks capital appreciation by
(Liberty S&P 500 Index Sub-account)	matching the performance of a
benchmark index that measures the
returns of stocks of large U.S.
companies.

Liberty Select Value	Long-term growth.
(Liberty Select Value Sub-account)
Newport Tiger	Long-term capital growth by
(Newport Tiger Sub-account)	investing primarily in equity
securities of companies located in
the nine Tigers of Asia (Hong Kong,
Singapore, South Korea, Taiwan,
Malaysia, Thailand, Indonesia,
China and the Philippines).

Rydex Financial Services	Seeks capital appreciation.
(Rydex Financial Services Sub-
account)

Rydex Health Care	Seeks capital appreciation.
(Rydex Health Care Sub-account)

Eligible Funds of the MFS Trust
and Variable Account Sub-accounts	Investment Objective

MFS Emerging Growth	Long-term growth of capital.
(MFS Emerging Growth Sub-account)

MFS Growth	Long-term growth of capital and
(MFS Growth Sub-account)	future income rather than current
income.

MFS Growth with Income	Reasonable current income and long-
(MFS Growth with Income Sub-account)	term growth of capital and income.

MFS New Discovery	Capital appreciation.
(MFS New Discovery Sub-account)

Eligible Portfolios of the Rydex
Trust and Variable Account
Sub-accounts	Investment Objective

Rydex OTC	Investment results that correspond
(Rydex OTC Sub-account)	to a benchmark for over-the-counter
securities. The Fund's current
benchmark is the NASDAQ 100 Index.

Eligible Funds of SteinRoe Trust
and Variable Account
Sub-accounts	Investment Objective

Stein Roe Balanced	High total investment return
(Stein Roe Balanced	through investment in a changing
Sub-account)	mix of securities.

Stein Roe Growth Stock	Long-term growth of capital through
(Stein Roe Growth Stock	investment primarily in common
Sub-account)	stocks.

Stein Roe Money Market	High current income from short-term
(Stein Roe Money Market	money market instruments while
Sub-account)	emphasizing preservation of capital
and maintaining excellent
liquidity.

Stein Roe Mortgage Securities	Highest possible level of current
(Stein Roe Mortgage Securities	income consistent with safety of
Sub-account)	principal and maintenance of
liquidity through investment
primarily in mortgage-backed
securities.
Eligible Funds of Wanger Trust
and Variable Account Sub-accounts	Investment Objective

Wanger Foreign Forty (Wanger Foreign	Long-term growth of capital.
Forty Sub-account)

Wanger International Small Cap	Long-term growth of capital.
(Wanger International Small Cap Sub-
account)

Wanger Twenty (Wanger Twenty Sub-	Long-term growth of capital.
account)

Wanger U.S. Small Cap (Wanger U.S.	Long-term growth of capital.
Small Cap Sub-account)


Transfer of Variable Account Value

You may transfer Variable Account Value from one Sub-account to another Sub-account and/or to the Fixed Account.

We may charge a transfer fee and limit the number of transfers that you can make in a time period. Transfer limitations may prevent you from making a transfer on the date you select. This may result in your Certificate Value being lower than it would have been if you had been able to make the transfer.

Limits on Transfers

Currently, we do not charge a transfer fee. We reserve the right to charge a fee if you make more than 12 transfers in any Certificate Year. We will notify you prior to charging any transfer fee or a change in the limitation on the number of transfers. The fee will not exceed $25 per transfer.

Currently, we do not limit the number or frequency of transfers except as follows:
o

we impose a transfer limit of one transfer every 30 days, or such other period as we may permit, for transfers on behalf of multiple Certificates by a common attorney-in-fact, or transfers that are, in our determination, based on the recommendation of a common investment adviser or broker/dealer, and

o

we limit each transfer to a maximum of $500,000, or such greater amount as we may permit. We treat all transfer requests for a Certificate made on the same day as a single transfer. We may treat as a single transfer all transfers you request on the same day for every Certificate you own. The total combined transfer amount is subject to the $500,000 limitation. If the total amount of the requested transfers exceeds $500,000, we will not execute any of the transfers, and

o

we treat as a single transfer all transfers made on the same day on behalf of multiple Certificates by a common attorney-in-fact, or transfers that are, in our determination, based on the recommendation of a common investment adviser or broker/dealer. The $500,000 limitation applies to such transfers. If the total amount of the requested transfers exceeds $500,000, we will not execute any of the transfers.

If we have executed a transfer with respect to your Certificate as part of a multiple transfer request, we will not execute another transfer request for your Certificate for 30 days.

By applying these limitations we intend to protect the interests of individuals who do and those who do not engage in significant transfer activity among Sub-accounts. We have determined that the actions of individuals engaging in significant transfer activity may adversely affect the performance of the Eligible Fund for the Sub-account involved. The movement of values from one Sub-account to another may prevent the appropriate Eligible Fund from taking advantage of investment opportunities because the Eligible Fund must maintain a liquid position in order to handle redemptions. Such movement may also cause a substantial increase in fund transaction costs, which all Certificate Owners must indirectly bear.

You must notify us in writing of your transfer requests unless you have given us written authorization to accept telephone transfer requests from you or your attorney-in-fact. By authorizing us to accept telephone transfer instructions, you agree to accept our current conditions and procedures. The current conditions and procedures are in Appendix B. You will be given prior notification of any changes. A person acting on your behalf as an attorney-in-fact may make written transfer requests.

If we receive your transfer requests before 4:00 P.M. Eastern Time, we will initiate them at the close of business that day. We will initiate any requests received after that time at the close of the next business day. We will execute your request to transfer value by both redeeming and acquiring Accumulation Units on the day we initiate the transfer.

If you transfer 100% of any Sub-account's value, and the allocation formula for purchase payments on your application includes that Sub-account, the allocation formula for future purchase payments will automatically change unless you tell us otherwise.

Substitution of Eligible Funds and Other Variable Account Changes

If shares of any of the Eligible Funds are no longer available for investment by the Variable Account, or further investment in the shares of an Eligible Fund is no longer appropriate under the Certificate, we may add or substitute shares of another Eligible Fund or of another mutual fund for Eligible Fund shares already purchased or to be purchased in the future. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940.

We also reserve the right to make the following changes in relation to the Variable Account and Eligible Funds:
o	to operate the Variable Account in any form permitted by law;

o	to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable law;

o	to transfer any assets in any Sub-account to another or to one or more separate investment accounts, or to our general account;

o	to add, combine or remove Sub-accounts in the Variable Account; and

o	to change how we assess charges, so long as we do not increase them above the current total amount charged to the Variable Account and the Eligible Funds in connection with your Certificate.

DEDUCTIONS

Deductions for Certificate Maintenance Charge


We charge an annual certificate maintenance charge of $36 per Certificate Year. This charge reimburses us for our expenses incurred in maintaining your Certificate. We will not raise the certificate maintenance charge.

Prior to the Income Date, we will deduct the certificate maintenance charge from the Variable Account Value on each Certificate Anniversary and on the date of any total surrender not falling on the Certificate Anniversary. We will waive this charge before the Income Date if:
o	it is the first Certificate Anniversary;

o	the Certificate Value is at least $50,000 on the date we impose this charge, or

o	in the prior Certificate Year, purchase payments of at least $2,000 have been made and you have not made any partial withdrawals.

On the Income Date, we will subtract from the Variable Account Value a pro-rata portion of the charge due on the next Certificate Anniversary. This pro-rata charge covers the period from the prior Certificate Anniversary to the Income Date.

Before and on the Income Date, we will deduct the certificate maintenance charge proportionally from each Sub-account based upon the value each Sub-account bears to the Variable Account Value.

After the Income Date, once annuity payments begin, we deduct the certificate maintenance charge only from variable annuity payments. We will subtract this charge in equal parts from each annuity payment. For example, if annuity payments are monthly, then we will deduct one-twelfth of the annual charge from each payment.


We will waive the charge on and after the Income Date for the current year if:

o	you have selected variable annuity Option A; and

o	the present value of all of the remaining payments is at least $50,000 at the time of the first payment of the year.

Deductions for Mortality and Expense Risk Charge

Variable annuity payments fluctuate depending on the investment performance of the Sub-accounts. The payments will not be affected by the mortality experience (death rate) of persons receiving such payments or of the general population. We guarantee the standard death benefit described in "Death Provisions". We also assume an expense risk since the certificate maintenance charge after the Income Date remains the same and does not change to reflect variations in expenses. We deduct this charge both before and after the Income Date.


We deduct a mortality and expense risk charge from each Sub-account as part of the calculation of Accumulation Unit Values for each Valuation Period. The mortality and expense risk charge is equal, on an annual basis, to 1.25% of the average daily net asset value of each Sub-account. We deduct the charge both before and after the Income Date.


Deductions for Daily Distribution Charge


We deduct a daily distribution charge from each Sub-account as part of the calculation of Accumulation Unit Values for each Valuation Period. This charge is equal, on an annual basis, to 0.15% of the average daily net asset value of each Sub-account. This charge compensates us for certain sales distribution expenses relating to the Certificates. We deduct this charge both before and after the Income Date.


We may decide not to deduct the charge from Sub-account values attributable to a Certificate issued in an internal exchange or transfer of an annuity contract from our general account.

Deductions for Surrender Charge

We do not deduct a sales charge from the Certificate when you purchase it. We may deduct such a charge if you make a withdrawal from your Certificate.

To determine whether we will deduct a surrender charge on a withdrawal, we maintain a separate set of records. These records identify the date and amount of each purchase payment you have made and the Certificate Value over time. This allows us to determine if a charge is due with respect to a withdrawal.

You may make partial withdrawals during the Accumulation Period without incurring a surrender charge. During the first Certificate Year, you may withdraw an amount up to 10% of purchase payments, but only if such withdrawals are through the Systematic Withdrawal Program. (See "Systematic Withdrawal Program" on page ___.) Beginning with the second Certificate Year, you may withdraw up to an amount equal to 10% of the Certificate Value on the prior Certificate Anniversary.

In each Certificate Year, we will deduct a surrender charge with respect to the portion of your withdrawals in excess of these "free withdrawal amounts" that is attributable to purchase payments.

The amount of the surrender charge will depend on the Premium Credit percentage you have selected and the number of years that have elapsed from the date of the purchase payment to the date of surrender. We measure years from the date of each purchase payment you make. The applicable percentages for each year in which you may incur a surrender charge are as follows:
Years since purchase payment	3% Premium Credit	4% Premium Credit	5% Premium Credit

Up to 1	8%	8%	8%
2	8%	8%	8%
3	8%	8%	8%
4	7%	7%	7%
5	6%	6%	6%
6	5%	5%	5%
7	4%	4%	4%
8	0%	3%	3%
9	0%	0%	2%
10	0%	0%	0%

We calculate the surrender charge by applying the total amount to be withdrawn against the purchase payments not previously withdrawn, beginning with the oldest purchase payment first, and multiplying by the applicable surrender charge percentages, except that the applicable surrender charge percentage that will apply to any "free withdrawal amount" in the current Certificate Year shall be 0%. We will deduct the surrender charges from the Sub-accounts and the Fixed Account in the same manner as we deduct the amount you withdraw. (See "Partial Withdrawals and Surrender".)

The surrender charge is used to cover the expenses of selling the Certificate, including the cost of sales literature and compensation paid to selling dealers. Selling dealers may receive up to 7.00% of purchase payments. (See "Sales of the Certificates".) We pay any expenses not covered by the surrender charge from our general account, which may include monies deducted from the Variable Account for the mortality and expense risk charge.

We will waive the surrender charge in the event a Covered Person is confined in a medical facility in accordance with the provisions and conditions of an endorsement to the Certificate relating to such confinement.

We may reduce or change any surrender charge percentage to 0% under a Certificate issued in an internal exchange or transfer of an annuity contract from our general account.

Deductions for Death Benefit Options


In addition to the standard death benefit, we offer two different death benefit options which increase the standard death benefit. These options are described in the section entitled "Optional Death Benefits". You may elect either Option 1 or Option 2, or elect neither.

We deduct the charge for Optional Death Benefits on each Certificate Anniversary while the Certificate remains in effect until the Issue Date. The charge for either option, on an annual basis, is equal to .15% of the applicable "benefit base". The benefit base under either option equals the death benefit amount for the youngest Covered Person, determined as described in the section entitled "Death Benefit Options". We multiply the benefit base at each Certificate Anniversary by .15% and the resulting dollar amount of the charge is deducted from the Certificate Value. (See the "Charge for the Optional Death Benefits" provisions for an explanation of how the benefit base and charge are calculated.)

As stated above, the death benefit option charge is a percentage of the applicable benefit base amount. The standard death benefit constitutes a portion of the benefit base amount. Since we charge for the standard death benefit as part of the mortality and expense risk charge, the options potentially charge again for the same benefit whenever the option's benefit base amount is greater than the standard death benefit. If, however, the charge base for the options did not include the standard death benefit, we would need to set the option charge higher than the applicable .15%.


Deductions for Transfers of Variable Account Value

Currently, we do not charge a transfer fee. However, the Certificate allows us to charge up to $25 for each transfer in excess of 12 per year that occurs outside of the optional investment related programs. We will notify you prior to the imposition of any fee.

Deductions for Premium Taxes

We deduct the amount of any premium taxes required by any state or governmental entity. Currently, we deduct premium taxes from Certificate Value upon full surrender (including a surrender for the death benefit) or annuitization. The actual amount of any such premium taxes will depend, among other things, on the type of Certificate you purchase (Qualified or Non-Qualified), on your state of residence, the state of residence of the Annuitant, and the insurance tax laws of such states. Currently such premium taxes range from 0% to 5.0% of either total purchase payments or Certificate Value.

Deductions for Income Taxes

We will deduct income taxes from any amount payable under the Certificate that a governmental authority requires us to withhold. See "Income Tax Withholding" and "Tax-Sheltered Annuities".

Total Variable Account Expenses

Total Variable Account expenses you will incur will be the mortality and expense risk charge, the daily distribution charge, and, if applicable a tax charge factor. (See "Net Investment Factor".)

The value of the assets in the Variable Account will reflect the value of Eligible Fund shares and the deductions and expenses paid out of the assets of the Eligible Funds. The prospectus for the Eligible Fund describes these deductions and expenses.

Certificate Value Deductions

The certificate maintenance charge, surrender charge, the charge for the optional death benefits, transfer fee and premium taxes are each calculated independent of the other charges for purposes of determining the applicable charge amount and/or whether a charge waiver applies. Each charge amount is then deducted from the appropriate value under the Certificate.

OTHER SERVICES

The Programs. We offer the following optional investment-related programs under your Certificate, which are only available prior to the Income Date:
o	dollar cost averaging;

o	asset allocation;

o	systematic investment; and

o	systematic withdrawal.

A rebalancing program is available before and after the Income Date.

Under each program that uses transfers, we will never charge for the transfers between and among Sub-accounts and the Fixed Account. Each of the programs has its own requirements, as discussed below. We reserve the right to terminate any program and you may terminate your participation in any program at any time.

If you have submitted a telephone authorization form, you may make certain changes by telephone. For those programs involving transfers, you may change instructions by telephone with regard to which Sub-account value or Fixed Account Value may be transferred. We describe the current conditions and procedures in Appendix B.


Dollar Cost Averaging Program. Under the program, we make automatic transfers of Accumulation Units on a periodic basis out of the Stein Roe Money Market Sub-account or the One-Year Guarantee Period Fixed Account option into one or more of the other available Sub-accounts you select. The program allows you to invest in the Sub-accounts over time rather than all at once. The program is available for purchase payments and amounts transferred into the Stein Roe Money Market Sub-account or the One-Year Guarantee Period Fixed Account option. We reserve the right to limit the number of Sub-accounts you may choose; currently, there are no limits.

If you wish to participate in the program you must specify in writing whether you want the transfers to be made from the Stein Roe Money Market Sub-account or a specific One-Year Guarantee Period Fixed Account option. You must also tell us the monthly amount you want transferred (minimum $100) and the Sub-account(s) to which you want the transfers made. The first transfer will occur at the close of the valuation period designated by us that is within 30 days after we receive your request. Each subsequent periodic transfer will occur at the close of the same valuation period one month later. For example, if you select monthly transfers and the first transfer occurs on April 8, the second transfer will occur at the close of the valuation period that includes May 8. When the remaining value is less than the monthly transfer amount, we will transfer that remaining value and the program will end. Before this final transfer, you may extend the program by allocating additional purchase payments, or by transferring Certificate Value, to the Stein Roe Money Market Sub-account or the designated One-Year Guarantee Period Fixed Account option.


You may change the monthly amount you want transferred, the Sub-account(s) to which you want transfers made, or end the program. The program will automatically end on the Income Date. We reserve the right to end the program at any time by sending you a notice one month in advance.

We must receive your written or telephone instructions by 4:00 PM Eastern Time of the business day before the next scheduled transfer in order for the new instructions to be in effect for that transfer. We establish conditions and procedures for telephone instructions for dollar cost averaging from time to time. The current conditions and procedures appear in Appendix B, and you will be notified prior to any changes.


We may from time to time offer a variation of the program described above that applies only to your initial purchase payment and that makes transfers to the Sub-account(s) you select from a One-Year Guarantee Period Fixed Account option that is only available with dollar cost averaging. This One-Year Guarantee Period Fixed Account option will have a higher interest rate than the regular One-Year Guarantee Period Fixed Account option. We may offer you a choice of the time period within which the transfers must be completed. We generally will offer a choice of 6 or 12 months.


We calculate the monthly transfer amount by dividing the amounts allocated to the One-Year Guarantee Period Fixed Account option by the number of months in the transfer time period. The last monthly transfer amount also includes all the interest credited to the One-Year Guarantee Period Fixed Account option over the transfer time period. You may not change the transfer time period and/or the monthly transfer amount.

Asset Allocation Program. You may create your own asset allocation portfolio model using the variable Sub-accounts and the Guarantee Periods of the Fixed Account. Your allocation percentages must total 100% and each allocation percentage, if not zero, must be at least 5% and a whole number.

Alternatively, you may choose one of the following five asset allocation model portfolios for the Certificate that have been separately developed by Ibbotson Associates:
o	Model A -- Capital Preservation,

o	Model B -- Income and Growth,

o	Model C -- Moderate Growth,

o	Model D -- Growth, and

o	Model E -- Aggressive Growth.

If you create your own model or choose one of the models A through E, we will allocate your initial and subsequent purchase payments and Premium Credits among the specific Sub-accounts used in the applicable model based on the model's Sub-account percentages.

Before requesting us to apply any model to your Certificate, you should review its Sub-account allocations to determine that they correspond to your risk tolerance and time horizons.

For any particular model A through E, the percentage allocations of its Sub-accounts and the type of broad asset class (e.g., stocks, bonds) of each Sub-account determines the model's percentage allocations among the broad asset classes. These percentage allocations among Sub-accounts and broad asset classes under your Certificate may differ from those used in the same five models A through E offered under another certificate of ours that are described in other prospectuses.

Periodically Ibbotson Associates will review models A through E and may determine that a reconfiguration of the Sub-accounts and percentage allocations among those Sub-accounts is appropriate. You will receive notification prior to any reconfiguration.

The Fixed Account is not available in models A through E. You may, however, allocate initial or subsequent purchase payments, or Certificate Value, between models A through E and the Fixed Account.

Rebalancing Program. Rebalancing allows you to maintain the percentage of your Certificate Value allocated to each Sub-account at a pre-set level. Over time, the variations in each Sub-account's investment results will shift the balance of your Certificate Value allocations. Under the rebalancing program, each period, if the allocations change from your desired percentages, we will automatically transfer your Certificate Value, including new purchase payments and Premium Credits (unless you tell us otherwise), back to the percentages you specify. Rebalancing maintains your percentage allocations among Sub-accounts, although it is accomplished by reducing your Certificate Value allocated to the better performing Sub-accounts.

You may choose to have rebalancing done on a quarterly basis. We will automatically rebalance the Certificate Value of each Sub-account on the last day of the calendar quarter to match your current percentage allocations. We will not charge a transfer fee for rebalancing.

Generally, you may change your allocation percentages, choice of Sub-accounts, or terminate the program at any time by notifying us in writing. We must receive your changes 10 days before the end of the calendar quarter.

Certificate Value allocated to the Fixed Account is not included in the rebalancing program. After the Income Date, the rebalancing program applies only to variable annuity payments, and we will rebalance the number of Annuity Units in each Sub-account. Annuity Units are used to calculate the amount of each annuity payment.

If your total Certificate Value subject to rebalancing falls below any minimum value that we may establish, we may prohibit or limit your use of rebalancing. We may change, terminate, limit or suspend rebalancing at any time.

Systematic Investment Program. You may make purchase payments for Non-Qualified Certificates through monthly deductions from your bank account or payroll. You may elect this program by completing and returning a systematic investment program application and authorization form to us. You may obtain an application and authorization form from us or your sales representative. There is a current minimum of $50 per payment for the program.


Systematic Withdrawal Program. To the extent permitted by law, if you enroll in the systematic withdrawal program, we will make monthly, quarterly, semi-annual or annual distributions directly to you. We will treat such distributions for federal tax purposes as any other withdrawal or distribution of Certificate Value. We will also treat such distributions as partial withdrawals for all purposes under the Certificate, including the calculation of the amount you would receive if you revoke the Certificate under the "Right to Revoke" provision. You may make systematic withdrawals from any Sub-accounts or any Guarantee Period of the Fixed Account. However, any withdrawal from a Guarantee Period with an original length of three or more years may be subject to a market value adjustment (see Appendix A).


In each Certificate Year, your systematic withdrawals will not incur a surrender charge if the withdrawals do not exceed the "free withdrawal amounts" (see "Deductions for Surrender Charge"). The amount you may systematically withdraw without incurring a surrender charge is:
(a)	in the first Certificate Year, up to 10% of purchase payments, and

(b)	in the second or later Certificate Year, up to 10% of the Certificate Value as of the preceding Certificate Anniversary.

If you revoke the program in the first Certificate Year, any subsequent partial withdrawals during that Certificate Year will immediately become subject to a surrender charge.

Unless you specify the Sub-account(s) or the Fixed Account from which you want withdrawals made, or if the amount in a specified Sub-account is less than the predetermined amount, we will make withdrawals under the program in the manner specified for partial withdrawals in "Partial Withdrawals and Surrender". We will process all Sub-account withdrawals under the program by canceling Accumulation Units equal in value to the amount to be distributed to you and to the amount of any applicable surrender charge.

You may combine the program with all other programs except the systematic investment program.

It may not be advisable to participate in the systematic withdrawal program and incur a surrender charge and income taxes when making additional purchase payments under the Certificate.

Appendix C describes the systematic withdrawal program in greater detail, including the four payment types currently available.

THE CERTIFICATES

Variable Account Value

The Variable Account Value for your Certificate is based on the sum of your proportionate interest in the value of each Sub-account to which you have allocated values. We determine the value of each Sub-account at any time by multiplying the number of Accumulation Units attributable to that Sub-account by its Accumulation Unit value.

Each purchase payment you make, and the resulting Premium Credit, results in the credit of additional Accumulation Units to your Certificate and the appropriate Sub-account. Purchase payments and Premium Credits are credited to your Certificate using the Accumulation Unit value that is next calculated after we receive your purchase payment. The number of additional units for any Sub-account will equal the amount allocated to that Sub-account divided by the Accumulation Unit value for that Sub-account at the time of investment. We process transactions other than purchase payments using the Accumulation Unit value that is calculated at the end of the valuation period during which the transaction occurs.

Valuation Periods

We determine the value of the Variable Account each valuation period using the net asset value of the Eligible Fund shares. A valuation period is the period generally beginning at 4:00 P.M. (ET), or any other time for the close of trading on the New York Stock Exchange, and ending at the close of trading for the next business day. The New York Stock Exchange is currently closed on weekends, New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

Net Investment Factor

Your Variable Account Value will fluctuate with the investment results of the underlying Eligible Funds you have selected. In order to determine how these fluctuations affect value, we use an Accumulation Unit value. Each Sub-account has its own Accumulation Units and value per unit. We determine the unit value applicable during any valuation period at the end of that period.

When we first purchased Eligible Fund shares on behalf of a Sub-account, we valued each Accumulation Unit at a specified dollar amount. The Unit value for each Sub-account in any valuation period thereafter is determined by multiplying the value for the prior period by a net investment factor. This factor may be greater or less than 1.0; therefore, the Accumulation Unit may increase or decrease from valuation period to valuation period. We calculate a net investment factor for each Sub-account according to the following formula (a / b) - c, where:
(a)	is equal to:

	(i)	the net asset value per share of the Eligible Fund at the end of the valuation period; plus

	(ii)	the per share amount of any dividend or other distribution the Eligible Fund made if the record date of such distribution occurs during that same valuation period.

(b)	is the net asset value per share of the Eligible Fund at the end of the prior valuation period.

(c)	is equal to:
	(i)	the valuation period equivalent of the annual rate for the mortality and expense risk charge; plus

	(ii)	the valuation period equivalent of the annual rate for the distribution charge; plus
	(iii)	a charge factor established by us for any taxes resulting from the operations of that Sub-account (currently zero).

We may eliminate the daily distribution charge in (c)(ii) above for certain Certificates we issue in an internal exchange or transfer.

Modification of the Certificate

Only our President or Secretary may agree to alter the Certificate or waive any of its terms. A change may be made to the Certificate if there have been changes in applicable law or interpretation of law. Any changes will be made in writing and with your consent, except as may be required by applicable law.

Right to Revoke

You may return the Certificate within 10 days after you receive it by delivering or mailing it to us. The postmark on a properly addressed and postage-prepaid envelope determines if a Certificate is returned within the period. We will treat the returned Certificate as if we never issued it and will refund either the Certificate Value or purchase payments, whichever is required by state law. In those states that require a return of Certificate Value, we will return your purchase payment, adjusted for either positive or negative investment experience, without consideration of the Premium Credit. Thus, the Premium Credit does not vest until the right to revoke period ends and we bear any investment loss, or retain any investment gain, produced by the Premium Credit. In states where we will refund your Certificate Value, you bear the investment risk with respect to your purchase payment during the period prior to our receiving your request for cancellation. You may ask us which standard applies to your state.

If we deliver your Certificate to you in California and you are age 60 or older, you may return the Certificate to us or to the agent from whom you purchased it. If you return the Certificate within 30 days after you received it, we will refund the Certificate Value.


DEATH PROVISIONS

Death of a Covered Person

This section describes who under different scenarios owns the Certificate after a relevant death and what rights that Owner has, who will become the new annuitant, if applicable, and the point in time at which we calculate the death benefit. We calculate the death benefit only once while a Certificate is in effect. However, depending upon the circumstances, the Certificate may remain in effect after we calculate the death benefit.


Covered Persons are you, or any joint Certificate Owner(s), or the Annuitant. If there is a non-natural Certificate Owner, such as a trust, the Annuitant is the sole Covered Person. Upon the death of any Covered Person while the Certificate is In Force, the Designated Beneficiary will become the new Certificate Owner, and a new Designated Beneficiary will be created. The Designated Beneficiary is determined in the following order after the death of a Covered Person: you; the joint Certificate Owner(s); the primary beneficiary(ies); the contingent beneficiary(ies); and your estate. If you and one or more joint Certificate Owners are alive, all such persons collectively will be the new Owner.

During any period following a relevant death while the Certificate is continued and in effect, the Designated Beneficiary may exercise all ownership rights, including the right to make purchase payments, to make transfers and partial withdrawals, and to surrender the Certificate for its Certificate Withdrawal Value, as it may be adjusted. (See "Standard Death Benefit" section.)

If the decedent was the Certificate Owner and the surviving spouse is the sole Designated Beneficiary,


he or she as the new Owner may either surrender the Certificate for the death benefit or continue it until his or her death, or the death of the Annuitant, if a different person. If the new Owner continues the Certificate, we will not calculate the death benefit (including any Optional Death Benefit described below) until the subsequent death. If the deceased Owner was also the Annuitant, the new Annuitant will be any living contingent Annuitant, or if none, the Designated Beneficiary. Upon the death of the new Annuitant or the surviving spouse, the Designated Beneficiary may either surrender the Certificate or continue it for a period not to exceed five years from the date of death. We calculate the death benefit after the death, when the Designated Beneficiary elects to surrender or continue the Certificate.


If the decedent was the Certificate Owner and the surviving spouse is not the sole Designated Beneficiary,


he or she as new Owner may either surrender the Certificate or continue it for a period not to exceed five years from the date of death. We calculate the death benefit (including any Optional Death Benefit described below) after the death, when the Designated Beneficiary elects to surrender or continue the Certificate.


If the decedent was the Annuitant but not a Certificate Owner, and if you and any joint Certificate Owner(s) are all natural persons,

all such persons as the Designated Beneficiary become the new Certificate Owner and may either surrender the Certificate for the death benefit or continue it until the death of a new Owner or the new Annuitant. The new Annuitant will be any living contingent Annuitant, you, or any person you designate within 60 days of the date of the death of the Annuitant. If the new Certificate Owner continues the Certificate, we will calculate and pay the death benefit upon the first to die of the new Certificate Owner and the new Annuitant.

If the decedent was the Annuitant but not a Certificate Owner, and if you or any joint Certificate Owner(s) is a non-natural person, such as a trust,

all such persons as the Designated Beneficiary become the new Certificate Owner and new Annuitant and may surrender the Certificate for the death benefit or continue if for a period not to exceed five years from the date of death of the Annuitant. We calculate the death benefit after the death of the Annuitant, when the Designated Beneficiary elects to surrender or continue the Certificate.

If the Certificate is still in effect at the end of a five-year continuation period, we will pay the Certificate Value less any premium taxes to the Designated Beneficiary. If the Designated Beneficiary is not alive, we will pay any person(s) named in writing by the Designated Beneficiary; otherwise we will pay the estate of the Designated Beneficiary.


If the Certificate is issued under a Qualified Plan, it may continue for the time period permitted by the Internal Revenue Code which may be longer than the five-year continuation period specified above. As with nonQualified Certificates, when a spouse chooses to continue a Certificate under a Qualified Plan, we will not calculate the death benefit (including any Optional Death Benefit as described below) until the death of the spouse. However, if a beneficiary other than a spouse of the owner continues a Certificate issued under a Qualified Plan, the Certificate Value is increased, if necessary, to equal the death benefit (including any Optional Death Benefit), and any Optional Death Benefit Charge will terminate.


Systematic Withdrawal and Systematic Investment Programs. After we receive due proof of death or receive information about a death that we reasonably believe to be true, we will end any systematic withdrawal program and/or systematic investment program, unless
o	with respect to systematic withdrawals, the Designated Beneficiary is a Certificate Owner who requested us to begin the program and/or has been the sole or joint recipient of the payments, and

o	with respect to systematic investments, the decedent was a non-owner Annuitant.

If we end your systematic withdrawal program based on the above but have paid any systematic withdrawal(s) after death to a person other than the Designated Beneficiary, we will use reasonable efforts to have the recipient return the systematic withdrawal amount(s) so that it may be paid to the Designated Beneficiary or added to the Certificate Value if the Designated Beneficiary elects to continue the Certificate. If the recipient does not return the payment(s), we are not responsible to pay the Designated Beneficiary for those payments.

Standard Death Benefit

Except in the circumstances described above when we defer calculating the death benefit, we calculate the death benefit after the death of the first Covered Person to die while the Certificate is in effect, and after we have received due proof of death and a written request from the Designated Beneficiary to surrender or continue the Certificate.

The standard death benefit is the greater of
o	the current "net purchase payment death benefit", less any premium taxes, and

o	the current Certificate Value, less any premium taxes.

The death benefit does not affect the Certificate Value prior to the death of a Covered Person, but may increase it after such a death. If the Designated Beneficiary surrenders the Certificate for the death benefit, we will pay the greater of the two amounts described above. If the death is one which requires a calculation of the death benefit, and on the date we receive due proof of death and a written election to continue the Certificate the current "net purchase payment death benefit" is greater than the current Certificate Value, we add the difference to the Certificate Value. We allocate this additional amount to the Variable Account and/or the Fixed Account based on the current purchase payment allocation selection then in effect.

Net Purchase Payment Death Benefit. The net purchase payment death benefit is:
o	the initial purchase payment, plus

o	any additional purchase payments made prior to the death benefit calculation date, less

o	any partial withdrawals (including any applicable surrender charges) made prior to the death benefit calculation date.


Optional Death Benefits

In addition to the standard death benefit, we offer two different Death Benefit Options, which increase the standard death benefit. You may elect either Option 1 or Option 2, or elect neither. You may not elect either Option 1 or Option 2 if all Covered Persons have attained age 85. You may only elect Option 1 or Option 2 at the time you purchase your Certificate. Your election of either Option 1 or Option 2 is irrevocable, and we will deduct a charge while the Certificate remains in effect until the Issue Date. You should carefully consider whether electing an Optional Death Benefit is right for you.

Death Benefit Option 1

High Anniversary Value. When you purchase the Certificate, you may elect in writing Death Benefit Option 1: High Anniversary Value. Under this option, after the first Certificate Year, upon the death of a Covered Person who has not attained age 85 on the Certificate Date, the death benefit will be the greater of:

o	the "High Anniversary Value", determined as described below; and

o	the standard death benefit.

The standard death benefit applies upon the death of any Covered Person who has attained age 85 as of the Certificate Date or dies within the first Certificate Year.

We calculate the High Anniversary Value as follows. On the first Certificate Anniversary, the High Anniversary Value for each applicable Covered Person equals the Certificate Value. Thereafter, we recalculate the High Anniversary Value on:

(a)	each day there is a purchase payment or partial withdrawal; and

(b)	each Certificate Anniversary, until such Covered Person attains age 86.

When we receive a purchase payment or pay a partial withdrawal, we adjust the High Anniversary Value by:

o	adding any additional purchase payments and Premium Credits made that day; and

o	subtracting the following amount for each partial withdrawal made that day:
(i)	the amount of the partial withdrawal (including any applicable surrender charge),

(ii)	divided by the Certificate Value immediately before the withdrawal, and

(iii)	multiplied by the "High Anniversary Value" immediately before the withdrawal.

On the second and each subsequent Certificate Anniversary until the Covered Person has attained age 86, we adjust the High Anniversary Value by comparing the then current Certificate Value with the then current High Anniversary Value, adjusted as described above. If the then current Certificate Value exceeds the adjusted High Anniversary Value, the then current Certificate Value will become the new High Anniversary Value.

After a Covered Person has attained age 86, we will no longer adjust the High Anniversary Value to reflect changes in the Certificate Value, except as set forth below with respect to adding or changing a Covered Person. Thereafter, however, until the date of death, we will continue to adjust, as described above, the High Anniversary Value to reflect purchase payments, Premium Credits and/or partial withdrawals.

Between the date of death and the calculation of the death benefit upon receipt of the Designated Beneficiary's request to surrender for the death benefit or continue the Certificate, we will further adjust the High Anniversary Value for each applicable Covered Person by adding purchase payments and Premium Credits and/or subtracting partial withdrawals. Partial withdrawals are subtracted on a dollar-for-dollar basis as described above with respect to the net purchase payment death benefit. We will not adjust the High Anniversary Value to reflect changes in the Certificate Value between the date of death and the previous Certificate Anniversary.

You may add or replace any Covered Person. If the new Covered Person had attained age 85 as of the Certificate Date, the High Anniversary Value will not apply at the death of the new Covered Person. Also, if at the time you add or replace a Covered Person all of the existing Covered Persons have survived until the Certificate Anniversary immediately preceding the date they attain age 86, the High Anniversary Value for the new Covered Person will equal the High Anniversary Value of the youngest of the other Covered Persons. We will adjust that High Anniversary Value only as described above to reflect the addition of purchase payments and Premium Credits and/or the subtraction of partial withdrawals.

If you elect this Death Benefit Option, we will charge an annual fee of .15% of the "benefit base", as described below, until either the death benefit is paid or the Income Date occurs. We will continue to impose this charge even after we cease to adjust the High Anniversary Value to reflect changes in Certificate Value because of the attained age of the Covered Persons. Thus you should consider the ages of all of the Covered Persons to decide whether this Death Benefit Option is right for you.

Death Benefit Option 2

Leveraged Earnings. When you purchase the Certificate you may elect in writing Death Benefit Option 2: Leveraged Earnings. Under this option, upon the death of any Covered Person who has not attained age 85 as of the Certificate Date, the death benefit will be the Option 2 Death Benefit. The standard death benefit applies upon the death of any Covered Person who has attained age 85 as of the Certificate Date.

The Option 2 Death Benefit equals the sum of:

o	the standard death benefit; plus

o	a percentage of the lesser of
(i)	purchase payments less withdrawals, and

(ii)	Certificate Value less purchase payments. (minimum $0)

The applicable percentage depends on the attained age of the Covered Person as of the Certificate Date, as shown in the following table.

Attained Age as of the Certificate Date	Applicable Percentage
Less than attained age 76	40%
Attained age 76 to attained age 84	25%
Attained age 85 and older	0%

Thus, for example, if your total purchase payments equal $10,000 and your Certificate Value equals $25,000, the increase in the death benefit would be limited to a percentage of $10,000, even though the Certificate Value exceeds purchase payments by $15,000. In this example, if on the Certificate Date you were less than age 76, the death benefit would be $25,000 (the Certificate Value) plus 40% of $10,000 (the amount by which Certificate Value exceeds purchase payments, capped at the amount of purchase payments), for a total death benefit of $29,000.

Under this formula, the Option 2 Death Benefit will be greater than the standard death benefit if the Certificate Value is greater than your total purchase payments. Conversely, if, by withdrawals or adverse investment performance, the Certificate Value is less than the amount of purchase payments, the Option 2 Death Benefit is no greater than the standard death benefit. Additionally, under the formula given above, the additional death benefit provided by Death Benefit Option 2 cannot exceed the applicable percentage of your total purchase payments. If you take partial withdrawals, this limit is reduced. You should consider your expected use of partial withdrawals and your investment expectations before electing Death Benefit Option 2.

You may add or replace any Covered Person. If the new Covered Person had attained age 85 as of the Certificate Date, Death Benefit Option 2 will not apply at the death of that new Covered Person. If the new Covered Person had not attained age 85 as of the Certificate Date, the Option 2 Death Benefit for that Covered Person will be the sum of the standard death benefit, plus 25% of the lesser of
o	purchase payments less withdrawals, and

o	Certificate Value less purchase payments. (minimum $0)

Note that the 40% applicable percentage never applies to a new Covered Person.

Charge for the Optional Death Benefits. The yearly charge for either Optional Death Benefit is .15% of the applicable "benefit base". On each Certificate Anniversary prior to the Income Date, we calculate and deduct the dollar amount of the yearly charge as follows:
o	we identify the youngest Covered Person and determine the amount of the elected Option 1 or Option 2 Death Benefit; this amount is the "benefit base",

o	we multiply the benefit base by .15% to determine the dollar amount of the charge, and

o

we then deduct the dollar amount of the charge from your Certificate Value. We will deduct the charge from all Sub-accounts of the Variable Account in the ratio that the value in each Sub-account bears to the total Variable Account Value. If there is no or insufficient value in the Variable Account, we will deduct the charge amount, or the excess portion, from the Fixed Account in the ratio that each Guarantee Period's value bears to the total Fixed Account Value. If there is insufficient value in the Variable Account and the Fixed Account combined, the Certificate will be canceled.


If you surrender your Certificate during a Certificate Year before the Certificate Anniversary, we will deduct a pro-rata amount of the full yearly charge from your Certificate Value. We first determine the applicable full yearly charge. We will use the yearly charge we computed as of the prior Certificate Anniversary unless you have made any purchase payments and/or partial withdrawals since then. If so, we will use a yearly charge that may be higher or lower since we may adjust the applicable death benefit to reflect each purchase payment and withdrawal you made since the Anniversary. We will then calculate a pro-rata amount of the applicable yearly charge by multiplying it further by the ratio of the number of days from the Certificate Anniversary until the day of surrender to the total number of days (generally 365) in the Certificate Year of surrender.

No charge amount will be due:
o	upon surrender of the Certificate if the death benefit is being calculated at that time because the Designated Beneficiary has elected to surrender the Certificate (see "Standard Death Benefit"), or
o	on or after the Income Date.


Also, if we deduct a charge amount on any Certificate Anniversary during the period
o	starting when we receive due proof of death or similar information we reasonably believe to be true and

o	ending when we calculate the death benefit because the Designated Beneficiary has elected to surrender or continue the Certificate,

We will refund each such charge amount by adding it either to the surrender payment or to the Certificate Value in the case of a continuation.

Payment of Death Benefit

Instead of receiving a lump sum, you or any Designated Beneficiary may direct us in writing to pay any surrender death benefit of $5,000 or more under an annuity payment option that meets the following:
o	the first payment to the Designated Beneficiary must be made no later than one year after the date of death;
o	payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy.

For example, Annuity Options A, B, and D can meet these criteria, provided that any guaranteed payments are not scheduled to continue past the Designated Beneficiary's life expectancy. If the Designated Beneficiary dies before all guaranteed payments have been made, the successor payee may not extend the period of time during which the remaining payments are to be made.


CERTIFICATE OWNERSHIP

The Certificate Owner shall be the person designated in the application. You may exercise all the rights of the Certificate. Joint Certificate Owners are permitted. Contingent Certificate Owners are not permitted.


You may direct us in writing to change the Certificate Owner, primary beneficiary, contingent beneficiary or contingent annuitant. If the selection of a beneficiary or annuitant was designated "irrevocable", that selection may be changed only with that person's written consent.


Because a change of Certificate Owner by means of a gift may be a taxable event, you should consult a competent tax adviser as to the tax consequences resulting from such a transfer.

Any Qualified Certificate may have limitations on transfer of ownership. You should consult the plan administrator and a competent tax adviser as to the tax consequences resulting from such a transfer.

ASSIGNMENT

You may assign the Certificate at any time. You must file a copy of any assignment with us. Your rights and those of any revocably-named person will be subject to the assignment. A Qualified Certificate may have limitations on your ability to assign the Certificate.

Because an assignment may be a taxable event, you should consult a competent tax adviser as to the tax consequences resulting from any such assignment.

PARTIAL WITHDRAWALS AND SURRENDER

You may make partial withdrawals from the Certificate by notifying us in writing. The minimum withdrawal amount is $300. We may permit a lesser amount with the systematic withdrawal program. If the Certificate Value after a partial withdrawal would be below $2,500, we will treat the request as a withdrawal of only the amount over $2,500. The amount withdrawn will include any applicable surrender charge and may be greater than the amount of the surrender check requested. Unless you specify otherwise, we will deduct the total amount withdrawn from all Sub-accounts of the Variable Account in the ratio that the value in each Sub-account bears to the total Variable Account Value. If there is no or insufficient value in the Variable Account, the amount surrendered, or the excess portion, will be deducted from the Fixed Account in the ratio that each Guarantee Period's value bears to the total Fixed Account Value. Amounts withdrawn or surrendered from the Fixed Account may be adjusted upward or downward by a Market Value Adjustment. See Appendix A.

You may totally surrender the Certificate by notifying us in writing. Surrendering the Certificate will end it. Upon surrender, you will receive the Certificate Withdrawal Value.


We will pay the amount of any surrender within seven days of receipt of your request. Alternatively, you may apply any surrender benefit of at least $5,000 to an annuity payment option. If the Certificate Owner is not a natural person, we must consent to the selection of an annuity payment option.


You may not surrender annuity options based on life contingencies after annuity payments have begun. You may surrender Option A, described in "Annuity Options" below, which is not based on life contingencies, if you have selected a variable payout.

Because of the potential tax consequences of a partial withdrawal or surrender, you should consult a competent tax adviser.

Participants under Qualified Plans as well as Certificate Owners, Annuitants, and Designated Beneficiaries are cautioned that you may not be able to take a partial withdrawal or surrender the Certificate under a Qualified Plan. You should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Certificate with that Plan.

ANNUITY PROVISIONS

Annuity Benefits

If the Annuitant is alive on the Income Date and the Certificate is In Force, we will begin payments to the Annuitant under the Annuity Option or Options you have chosen. We determine the amount of the initial payment(s) on the Income Date by using the following formula:
o	your Certificate Value,

o	plus any positive or negative market value adjustment applicable to any Fixed Account Value (see Appendix A),

o	minus any premium taxes not previously deducted, and

o	minus any applicable certificate maintenance charge on the Income Date.

Annuity Option and Income Date

You may select an Annuity Option and Income Date at the time of application or later. Any Income Date must be:

o	for variable annuity options, not earlier than the first day after the Certificate Date,

o	for fixed annuity options, not earlier than the first Certificate Anniversary, and

o	not later than the earlier of

(i) the later of the Annuitant's 90th birthday and the 10th Certificate Anniversary or

(ii) any maximum date permitted under state law.

You may continue to make purchase payments until you reach your Income Date.

If you do not select an Annuity Option, we automatically choose Option B. If you do not select an Income Date for the Annuitant, the Income Date will automatically be the latest date specified above.

You may choose or change an Annuity Option or the Income Date by writing to us at least 30 days before the Income Date.

Annuity Options

The Annuity Options are:

Option A: Income for a Fixed Number of Years;

Option B: Life Income with 10 Years of Payments Guaranteed;

Option C: Joint and Last Survivor Income; and

Option D: Life Income.

You may arrange other options if we agree. Each option is available in two forms - as a variable annuity for use with the Variable Account and as a fixed annuity for use with our general account Fixed Account. Variable annuity payments will fluctuate. Fixed annuity payments will not fluctuate. We determine the dollar amount of each fixed annuity payment by:
(a)

deducting from the Fixed Account Value, increased or decreased by a market value adjustment described in Appendix A, any premium taxes not previously deducted and any applicable certificate maintenance charge;

(b)	dividing the remainder by $1,000; and

(c)	multiplying the result by the greater of:
	(i)	the applicable factor shown in the appropriate table in the Certificate; and
	(ii)	the factor we currently offer at the time annuity payments begin. We may base this current factor on the sex of the payee unless we are prohibited by law from doing so.

If you do not select an Annuity Option, we will automatically apply Option B. Unless you choose otherwise, we will apply:
o	Variable Account Value, less any premium taxes not previously deducted and less any applicable certificate maintenance charge, in its entirety to a variable annuity option, and

o	Fixed Account Value, increased or decreased by a market value adjustment described in Appendix A and less any premium taxes not previously deducted, in its entirety to a fixed annuity option.

The same amount applied to a variable option and a fixed option will produce a different initial annuity payment and different subsequent payments.

The payee is the person who will receive the sum payable under a payment option. Any payment option that provides for payments to continue after the death of the payee will not allow the successor payee to extend the period of time over which the remaining payments are to be made.

If the amount available under any variable or fixed option is less than $5,000, we reserve the right to pay such amount in one sum to the payee in lieu of the payment otherwise provided for.

We will make annuity payments monthly unless you have requested in writing quarterly, semi-annual or annual payments. However, if any payment would be less than $100, we have the right to reduce the frequency of payments to a period that will result in each payment being at least $100.

Option A: Income For a Fixed Number of Years. We will pay an annuity for a chosen number of years, not less than 10 nor more than 50. You may choose a period of years over 30 only if it does not exceed the difference between age 100 and the payee's age on the date of the first payment. We refer to Option A as Preferred Income Plan (PIP) when we are making variable annuity payments. At any time while we are making variable annuity payments, the payee may elect to receive the following amount:
o

the present value of the remaining variable annuity payments, commuted at the interest rate used to create the annuity factor for this option (this interest rate for variable annuity payments is also referred to as the assumed investment rate (AIR) or benchmark rate and it is 6% per year (5% per year for Oregon and Texas Certificates), unless you chose 3% per year at the time the option was selected); less

o	any surrender charge due by treating the value defined above as a total surrender.

Instead of receiving a lump sum, the payee may elect another payment option and we will not reduce the amount applied to the new option by the surrender charge above.

If, at the death of the payee, Option A payments, whether variable or fixed, have been made for fewer than the chosen number of years:
o	we will continue payments during the remainder of the period to the successor payee; or

o	the successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option.

The mortality and expense risk charge is deducted during the Option A payment period if a variable payout has been selected, but we have no mortality risk during this period.

You may choose a "level monthly" payment option for variable payments under Option A. Under this option, we convert your annual payment into 12 equal monthly payments. Thus the monthly payment amount changes annually instead of monthly. We will determine each annual payment as described below in "Variable Annuity Payment Values", place each annual payment in our general account, and distribute it in 12 equal monthly payments. The sum of the 12 monthly payments will exceed the annual payment amount because of an interest rate factor we use, which may vary from year to year but will not be less than 2.0% per year. If the payments are commuted, we will use the commutation method described above for calculating the present value of remaining annual payments and use the interest rate that determined the current 12 monthly payments to commute any unpaid monthly payments.

Currently, we permit the original payee to make a number of changes to variable payments under Option A. Changes can only be made on the anniversary of the date of your first payment.

For regular PIPs, the permissible changes include:
o	shortening or lengthening the period certain provided the payments already made and those to be made meet the 10 - 50 year and age 100 limits described above;

o	changing to a life option - note that this option does not allow the payee to end the payments for a commuted value;

o	changing to the "level monthly" option;

o	changing the AIR or benchmark rate;

o	changing the payment frequency; and

o	changing the day of the month on which payment occurs.

For "level monthly" PIPs, the permissible changes include:
o	shortening or lengthening the period certain provided the payments already made and those to be made meet the 10 - 50 year and age 100 limits described above;

o	changing to a life option - note that this option does not allow the payee to end the payments for a commuted value;

o	changing to the regular PIP option;

o	changing the AIR or benchmark rate; and

o	changing the day of the month on which payment occurs.

See "Annuity Payments" for the manner in which Option A may be taxed.

Option B: Life Income with 10 Years of Payments Guaranteed. We will pay an annuity during the lifetime of the payee. If, at the death of the payee, payments have been made for fewer than 10 years:
o	we will continue payments during the remainder of the period to the successor payee; or

o

the successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the interest rate used to create the annuity factor for this option. For the variable annuity, this interest rate is 6% per year (5% per year for Oregon and Texas Certificates), unless you chose 3% per year at the time the option was selected.

The amount of the annuity payments will depend on the age of the payee on the Income Date and it may also depend on the payee's sex.

Option C: Joint and Last Survivor Income. We will pay an annuity for as long as either the payee or a designated second natural person is alive. The amount of the annuity payments will depend on the age of both persons on the Income Date and it may also depend on each person's sex. It is possible under this option to receive only one annuity payment if both payees die after the receipt of the first payment, or to receive only two annuity payments if both payees die after receipt of the second payment, and so on.

Option D: Life Income. We will pay an annuity for as long as the payee is alive. The amount of the annuity payments will depend on the age of the payee on the Income Date and it may also depend on the payee's sex. It is possible under this option to receive only one annuity payment if the payee dies after the receipt of the first payment, or to receive only two annuity payments if the payee dies after receipt of the second payment, and so on.

Variable Annuity Payment Values


We determine the amount of the first variable annuity payment by multiplying the Certificate Value you are applying to variable annuity payments by the annuity purchase rate for the Annuity Option you have selected. The annuity purchase rates are based on an assumed annual investment rate (AIR or benchmark rate) of 6% per year (5% per year for Oregon and Texas Certificates), unless you choose 3% in writing. (See below and "Variable Annuity Payment Values" in the Statement of Additional Information for more information on AIRs and how your initial variable payment is calculated.)


Subsequent variable annuity payments will fluctuate in amount and reflect whether the actual investment return of the selected Sub-account(s) (after deducting the mortality and expense risk charge and the distribution charge) is better or worse than the assumed investment rate. The total dollar amount of each variable annuity payment will be equal to:
o	the sum of all Sub-account payments, less

o

the pro-rata amount of the annual certificate maintenance charge. (See "Deductions for Certificate Maintenance Charge" for the circumstances under which this charge will be waived under variable payments Option A.)

Currently, there is no limit on the number of times or the frequency with which a payee may instruct us to change the Sub-account(s) used to determine the amount of the variable annuity payments. Currently, there is also no charge for such transfers.


If you apply the same amount to a particular payment option, a 6 % AIR will result in a larger initial payment than will a 3% AIR. You should note, however, that, assuming the same investment performance, your subsequent payments using a 6% AIR will increase by a smaller percentage (when they increase) and decrease by a larger percentage (when they decrease) than will subsequent payments using a 3% AIR. Indeed, it is possible that after a sufficient period of time, payments determined using a 6% AIR may be lower than payments commencing at the same time using the same Sub-accounts but a 3% AIR. Note that if you select Option A (Income for a Fixed Number of Years) and payments continue for the entire period, the 6% AIR payment amount will start out being larger than the 3% AIR payment amount but eventually the 6% AIR payment amount will become less than the 3% AIR payment amount. Whether you would be better off choosing a higher or lower AIR depends on the annuity payment option you choose, the investment performance of the Sub-accounts you choose, and the period for which payments are received.


Proof of Age, Sex, and Survival of Annuitant

We may require proof of age, sex or survival of any payee upon whose age, sex or survival payments depend. If the age or sex has been misstated, we will compute the amount payable based on the correct age and sex. If income payments have begun, we will pay in full any underpayments with the next annuity payment and deduct any overpayments, unless repaid in one sum, from future annuity payments until we are repaid in full.

SUSPENSION OF PAYMENTS

We reserve the right to postpone surrender payments from the Fixed Account for up to six months. We also reserve the right to suspend or postpone any type of payment from the Variable Account for any period when:
o	the New York Stock Exchange is closed other than customary weekend or holiday closings;

o	trading on the Exchange is restricted;

o	an emergency exists as a result of which it is not reasonably practicable to dispose of securities held in the Variable Account or determine their value; or

o	the Securities and Exchange Commission permits delay for the protection of security holders.

The applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the above conditions exist.

TAX STATUS

Introduction

This discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. We make no attempt to consider any applicable state or other tax laws. Moreover, this discussion is based upon our understanding of current federal income tax laws as they are currently interpreted. We make no representation regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

The Certificate is for use by individuals in retirement plans, which may or may not be Qualified Plans under the provisions of the Internal Revenue Code of 1986, as amended (the "Code"). The ultimate effect of federal income taxes on the Certificate Value, on annuity payments, and on the economic benefit to the Certificate Owner, Annuitant or Designated Beneficiary depends on the type of retirement plan for which you purchase the Certificate and upon the tax and employment status of the individual concerned.

Taxation of Annuities in General

Section 72 of the Code governs taxation of annuities in general. There are no income taxes on increases in the value of a Certificate until a distribution occurs, in the form of a full surrender, a partial withdrawal, an assignment or gift of the Certificate, or annuity payments. A trust or other entity owning a Non-Qualified Certificate, other than as an agent for an individual, is taxed differently; increases in the value of a Certificate are taxed yearly whether or not a distribution occurs.

Surrenders, Death Benefit Payments, Assignments and Gifts. If you fully surrender your Certificate, the portion of the surrender payment that exceeds your cost basis in the Certificate is subject to tax as ordinary income. For Non-Qualified Certificates, the cost basis is generally the amount of the purchase payments made for the Certificate. Since Premium Credits are not treated as purchase payments, they do not increase your cost basis. For Qualified Certificates, the cost basis is generally zero and the taxable portion of the surrender payment is generally taxed as ordinary income. A Designated Beneficiary receiving a lump sum death benefit payment after your death or the death of the Annuitant is similarly taxed on the portion of the amount that exceeds your cost basis in the Certificate. If the Designated Beneficiary elects that the lump sum not be paid in order to receive annuity payments that begin within one year of the decedent's death, different tax rules apply. See "Annuity Payments" below. For Non-Qualified Certificates, the tax treatment applicable to Designated Beneficiaries may be contrasted with the income-tax-free treatment applicable to persons inheriting and then selling mutual fund shares with a date-of-death value in excess of their basis.

Partial withdrawals received under Non-Qualified Certificates prior to annuitization are first included in gross income to the extent Certificate Value exceeds purchase payments. Then, to the extent the Certificate Value does not exceed purchase payments, such withdrawals are treated as a non-taxable return of principal to you. For partial withdrawals under a Qualified Certificate, payments are treated first as a non-taxable return of principal up to the cost basis and then a taxable return of income. Since the cost basis of Qualified Certificates is generally zero, partial withdrawal amounts will generally be fully taxed as ordinary income.

If you assign or pledge a Non-Qualified Certificate, you will be treated as if you had received the amount assigned or pledged. You will be subject to taxation under the rules applicable to partial withdrawals or surrenders. If you give away your Certificate to anyone other than your spouse, you are treated for income tax purposes as if you had fully surrendered the Certificate.

A special computational rule applies if we issue to you, during any calendar year, two or more Certificates, or one or more Certificates and one or more of our other annuity contracts. Under this rule, the amount of any distribution includable in your gross income is determined under Section 72(e) of the Code. All of the contracts will be treated as one contract. We believe this means the amount of any distribution under any one contract will be includable in gross income to the extent that at the time of distribution the sum of the values for all the contracts exceeds the sum of their cost basis.

Annuity Payments. We determine the non-taxable portion of each variable annuity payment by dividing the cost basis of your values allocated to Variable Account Value by the total number of expected payments. We determine the non-taxable portion of each fixed annuity payment with an "exclusion ratio" formula, which establishes the ratio that the cost basis of your values allocated to Fixed Account Value bears to the total expected value of annuity payments for the term of the annuity. The remaining portion of each payment is taxable. Such taxable portion is taxed at ordinary income rates. For Qualified Certificates, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the payee lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments. Because variable annuity payments can increase over time and because certain payment options provide for a lump sum right of commutation, it is possible that the IRS could determine that variable annuity payments should not be taxed as described above but instead should be taxed as if they were received under an agreement to pay interest. This determination would result in a higher amount (up to 100%) of certain payments being taxable.

With respect to the "level monthly" payment option available under Annuity Option A, pursuant to which each annual payment is placed in our general account and paid out with interest in 12 equal monthly payments, it is possible the IRS could determine that receipt of the first monthly payout of each annual payment is constructive receipt of the entire annual payment. Thus, the total taxable amount for each annual payment would be accelerated to the time of the first monthly payout and reported in the tax year in which the first monthly payout is received.

Following any change by the payee to variable annuity payments under Option A, other than a change of the payment day of the month or a change from regular PIP to "level monthly" PIP (or vice versa) where the remaining payment length stays the same, the non-taxable portion of each payment will be recalculated in accordance with IRS standards.

Penalty Tax. Payments received by you, Annuitants, and Designated Beneficiaries under Certificates may be subject to both ordinary income taxes and a penalty tax equal to 10% of the amount received that is includable in income. The penalty tax is not imposed on the following amounts received:

o	after the taxpayer attains age 59-1/2;

o	in a series of substantially equal payments made for life or life expectancy;

o	after the death of the Certificate Owner (or, where the Certificate Owner is not a human being, after the death of the Annuitant);

o	if the taxpayer becomes totally and permanently disabled; or

o

under a Non-Qualified Certificate's annuity payment option that provides for a series of substantially equal payments; provided that only one purchase payment is made to the Certificate, that the Certificate is not issued as a result of a Section 1035 exchange, and that the first annuity payment begins in the first Certificate Year.

Income Tax Withholding. We are required to withhold federal income taxes on taxable amounts paid under Certificates unless the recipient elects not to have withholding apply. We will notify recipients of their right to elect not to have withholding apply. See "Tax-Sheltered Annuities" (TSAs) for an alternative type of withholding that may apply to distributions from TSAs that are eligible for rollover to another TSA or an individual retirement annuity or account (IRA).

Section 1035 Exchanges. You may purchase a Non-Qualified Certificate with proceeds from the surrender of an existing annuity contract. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is our understanding that in such an event:
o	the new Certificate will be subject to the distribution-at-death rules described in "Death Provisions for Non-Qualified Certificates";

o

purchase payments made between August 14, 1982 and January 18, 1985 and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over 10 years prior to the distribution; and

o	purchase payments made before August 14, 1982 and the income allocable to them will, following an exchange, continue to receive the following "grandfathered" tax treatment under prior law:
	(i)	the penalty tax does not apply to any distribution;
	(ii)	partial withdrawals are treated first as a non-taxable return of principal and then a taxable return of income; and
	(iii)	assignments are not treated as surrenders subject to taxation.

We base our understanding of the above principally on legislative reports prepared by the Staff of the Congressional Joint Committee on Taxation.

Diversification Standards. The U.S. Secretary of the Treasury has issued regulations that set standards for diversification of the investments underlying variable annuity contracts (other than pension plan contracts). The Eligible Funds intend to meet the diversification requirements for the Certificate, as those requirements may change from time to time. If the diversification requirements are not satisfied, the Certificate will not be treated as an annuity contract. As a consequence, income earned on a Certificate would be taxable to you in the year in which diversification requirements were not satisfied, including previously non-taxable income earned in prior years. As a further consequence, we could be subjected to federal income taxes on assets in the Variable Account.

The Secretary of the Treasury announced in September 1986 that he expects to issue regulations that will prescribe the circumstances in which your control of the investments of a segregated asset account may cause you, rather than us, to be treated as the owner of the assets of the account. The regulations could impose requirements that are not reflected in the Certificate. We, however, have reserved certain rights to alter the Certificate and investment alternatives so as to comply with such regulations. Since no regulations have been issued, there can be no assurance as to the content of such regulations or even whether application of the regulations will be prospective. For these reasons, you are urged to consult with your tax adviser.

Qualified Plans

The Certificate may be used with several types of Qualified Plans. Under the Code, Qualified Plans generally enjoy tax-deferred accumulation of amounts invested in the plan. Therefore, in considering whether or not to purchase a Certificate in a Qualified Plan, you should only consider the Certificate's other features, including the availability of lifetime annuity payments and death benefit protection.

The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. Therefore, we do not attempt to provide more than general information about the use of the Certificate with the various types of Qualified Plans. Participants under such Qualified Plans as well as Certificate Owners, Annuitants, and Designated Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves regardless of the terms and conditions of the Certificate issued in connection therewith. Following are brief descriptions of the various types of Qualified Plans and of the use of the Certificate in connection with them. Purchasers of the Certificate should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Certificate with that Plan.

Tax-Sheltered Annuities

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain contribution limitations, exclude the amount of purchase payments from gross income for tax purposes. However, such purchase payments may be subject to Social Security (FICA) taxes. This type of annuity contract is commonly referred to as a "Tax-Sheltered Annuity" (TSA).

Section 403(b)(11) of the Code contains distribution restrictions. Specifically, benefits may be paid, through surrender of the Certificate or otherwise, only:

o	when the employee attains age 59-1/2, separates from service, dies or becomes totally and permanently disabled (within the meaning of Section 72(m)(7) of the Code) or

o	in the case of hardship. A hardship distribution must be of employee contributions only and not of any income attributable to such contributions.

Section 403(b)(11) does not apply to distributions attributable to assets held as of December 31, 1988. Thus, it appears that the law's restrictions would apply only to distributions attributable to contributions made after 1988, to earnings on those contributions, and to earnings on amounts held as of December 31, 1988. The Internal Revenue Service has indicated that the distribution restrictions of Section 403(b)(11) are not applicable when TSA funds are being transferred tax-free directly to another TSA issuer, provided the transferred funds continue to be subject to the Section 403(b)(11) distribution restrictions.

If you have requested a distribution from a Certificate, we will notify you if all or part of such distribution is eligible for rollover to another TSA or to an individual retirement annuity or account (IRA). Any amount eligible for rollover treatment will be subject to mandatory federal income tax withholding at a 20% rate unless you direct us in writing to transfer the amount as a direct rollover to another TSA or IRA.

Individual Retirement Annuities

Sections 408(b) and 408A of the Code permit eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" and "Roth IRA", respectively. These individual retirement annuities are subject to limitations on the amount that may be contributed, the persons who may be eligible to contribute, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into a Section 408(b) Individual Retirement Annuity.

Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Certificate to provide benefits under the plans.

Deferred Compensation Plans with Respect to Service for State and Local Governments

Section 457 of the Code, while not actually providing for a Qualified Plan as that term is normally used, provides for certain deferred compensation plans that enjoy special income tax treatment with respect to service for tax-exempt organizations, state governments, local governments, and agencies and instrumentalities of such governments. The Certificate can be used with such plans. Under such plans, a participant may specify the form of investment in which his or her participation will be made. However, all such investments are owned by and subject to the claims of general creditors of the sponsoring employer.

Annuity Purchases by Nonresident Aliens

The discussion above provides general information regarding federal income tax consequences to annuity purchasers who are U.S. citizens or resident aliens. Purchasers who are not U.S. citizens or are resident aliens will generally be subject to U.S. federal income tax and withholding on annuity distributions at a 30% rate, unless a lower rate applies in a U.S. treaty with the purchaser's country. In addition, purchasers may be subject to state premium tax, other state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity purchase.

VARIABLE ACCOUNT VOTING PRIVILEGES

In accordance with our view of present applicable law, we will vote the shares of the Eligible Funds held in the Variable Account at regular and special meetings of the shareholders of the Eligible Funds in accordance with instructions received from persons having the voting interest in the Variable Account. We will vote shares for which we have not received instructions in the same proportion as we vote shares for which we have received instructions.

However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation should change, and as a result we determine that we are permitted to vote the shares of the Eligible Funds in our own right, we may elect to do so.

You have the voting interest under a Certificate prior to the Income Date. The number of shares held in each Sub-account that are attributable to you is determined by dividing your Variable Account Value in each Sub-account by the net asset value of the applicable share of the Eligible Fund. The payee has the voting interest after the Income Date under an annuity payment option. The number of shares held in the Variable Account that are attributable to each payee is determined by dividing the reserve for the annuity payments by the net asset value of one share. During the annuity payment period, the votes attributable to a payee decrease as the reserves underlying the payments decrease.

We will determine the number of shares in which a person has a voting interest as of the date established by the respective Eligible Fund for determining shareholders eligible to vote at the meeting of the Fund. We will solicit voting instructions in writing prior to such meeting in accordance with the procedures established by the Eligible Fund.

Each person having a voting interest in the Variable Account will receive periodic reports relating to the Eligible Fund(s) in which he or she has an interest, proxy material and a form with which to give such voting instructions.

SALES OF THE CERTIFICATES


Keyport Financial Services Corp. ("KFSC"), our indirect subsidiary, serves as the principal underwriter for the Certificate described in this prospectus. Salespersons who represent us as variable annuity agents will sell the Certificates. Such salespersons are also registered representatives of broker/dealers who have entered into selling agreements with KFSC. KFSC is registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. It is located at 125 High Street, Boston, Massachusetts 02110.


A dealer selling the Certificate may receive up to 7.00% of purchase payments, and additional compensation later based on the Certificate Value attributable to those payments. The percentage may increase to 8.00% during certain time periods Keyport and KFSC select. In addition, under certain circumstances, we or certain of our affiliates, under a marketing support agreement with KFSC, may pay certain sellers for other services not directly related to the sale of the Certificates, such as special marketing support allowances.


We may sell Certificates with lower or no dealer compensation to a person who is an officer, director, or employee of ours or an affiliate of ours, to any salesperson whom we have appointed to sell the Certificates, or to any Qualified Plan established for such a person. Such Certificates may be different from the Certificates sold to others in that they have higher Premium Credits which approximate the expenses Keyport does not incur as a result of lower or no dealer compensation.


We may sell Certificates with lower or no dealer compensation as part of an exchange program for other fixed ("Old FA") and variable ("Old VA") annuity contracts we previously issued. A Certificate issued in exchange for an Old VA that has a contingent deferred sales charge provision will be issued with an exchange endorsement. One effect of the endorsement is that we will not assess a surrender charge under the Old VA at the time of the exchange. The exchange endorsement provides that we will calculate any surrender charge assessed under the Certificate in relation to the initial purchase payment (i.e., the amount exchanged) based on the actual time of each purchase payment under the Old VA. The endorsement also provides that we will not refund the amount described in "Right to Revoke" if the Certificate is returned. Instead, we will return the Old VA to the owner and treat it as if no exchange had occurred.

Under any exchange program of ours, we treat the exchange as being income tax free. Before making any exchange, you should consult a competent tax advisor and, for Old VA to Certificate exchanges, you also should consider the differences between the two variable annuities, including the Sub-account selections.

You may make an exchange to a Certificate if we are making variable annuity payments for a fixed number of years under an Old VA. Under your Certificate, the Income Date will be the date of the next scheduled payment under the Old VA and the payment period will be the payment period remaining under the Old VA. On the Certificate Date of your new Certificate, the present value of the remaining annuity payments under the Old VA will be allocated to the Sub-account(s) you select under the Certificate and the amount of future variable annuity payments under your Certificate will be based upon the investment return of those Sub-accounts(s). From the Certificate Date to the Income Date, we will treat your Certificate as one under which periodic annuity payments have begun, and not one that has values based on Accumulation Units. Other than the change in Sub-account allocation described above, we do not permit you to make any changes as you exchange from the Old VA to your Certificate.

PERFORMANCE INFORMATION

We may from time to time advertise certain performance information concerning the Sub-accounts.

Performance information is not an indicator of either past or future performance of a Certificate.

We may advertise total return information for the Sub-accounts for various periods of time. Total return performance information is based on the overall percentage change in value of a hypothetical investment in the Sub-account over a given period of time.

Average annual total return information shows the average annual compounding percentage change applied to the value of an investment which includes a Premium Credit in the Sub-account from the beginning of the measuring period to the end of that period. Average annual total return reflects historical investment results, less all Sub-account and Certificate charges and deductions as required by certain regulatory rules. This calculation also reflects any surrender charge that would apply if you surrendered the Certificate at the end of each period indicated. We do not deduct premium taxes or any charge for optional benefits from average annual total return. Average annual total return would be less if these charges were deducted.

In order to calculate average annual total return, we divide the change in value of a Sub-account under a Certificate surrendered on a particular date by a hypothetical $1,000 investment in the Sub-account. We then annualize the resulting total rate for the period to obtain the average annual compounding percentage change during the period.

We also may present additional non-standardized total return information that is computed on a different basis. Any non-standardized total return will be accompanied by average annual total return calculated as described above:
o

First, we may present total return information without any Premium Credits and any deduction of the surrender charge. This presentation assumes that the investment in the Certificate continues beyond the period when the surrender charge applies. This is consistent with the long-term investment and retirement objectives of the Certificate. The total return percentage will be higher using this method than the standard method described above.

o

Second, we may present total return information calculated as described above, except that the Premium Credit, surrender charge, the certificate maintenance charge and premium taxes are not deducted. Thus, the calculation is simplified. We divide the change in a Sub-account's Accumulation Unit value over a specified time period by the Accumulation Unit value of that Sub-account at the beginning of the period. We may calculate a 12-month change rate. If we calculate a rate for longer periods, we annualize the total rate in order to obtain the average annual percentage change for that period. The percentages would be less if these charges were included.

o

Third, certain of the Eligible Funds have been available for other variable annuity contracts prior to the beginning of the offering of the Certificates described in this prospectus. We may present performance information for such periods based on the historical results of the Eligible Funds and applying the Certificate's fees and charges for the specified time periods other than the Premium Credit and applicable surrender charges. The percentages would be less if these charges were included.

We may advertise yield and effective yield information for the Stein Roe Money Market Sub-Account. The yield of the Sub-account refers to the income generated by an investment in the Sub-account over a specifically identified seven-day period. We annualize this income by assuming that the amount of income generated by the investment during that week is generated each week over a 52-week period. It is shown as a percentage. The yield reflects the deduction of all charges assessed against the Sub-account and a Certificate but does not include any optional benefit charge, surrender charges and premium tax charges. The yield would be lower if these charges were included.

We calculate the effective yield of the Stein Roe Money Market Sub-account in a similar manner but, when annualizing the yield, we assume income earned by the Sub-account is reinvested. This compounding effect causes effective yield to be higher than yield.

We may provide to you and prospective Contract Owners advertising and other information on a variety of topics. Such topics may include the relationship between certain economic sectors and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation). Such topics may also include, the advantages and disadvantages of investing in tax-advantaged and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Certificates and the characteristics of and market for such alternatives.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account or the Principal Underwriter is a party. We are engaged in various kinds of routine litigation that, in our judgment, is not of material importance in relation to our total capital and surplus.

INQUIRIES BY CERTIFICATE OWNERS

You may write us with questions about your Certificate to Keyport Life Insurance Company, Client Service Department, 125 High Street, Boston, MA 02110, or call (800) 367-3653.

TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION



APPENDIX A

THE FIXED ACCOUNT (ALSO KNOWN AS THE MODIFIED GUARANTEED ANNUITY ACCOUNT)

Introduction

This appendix describes the Fixed Account option available under the Certificate.

Fixed Account Values are subject to a limited market value adjustment. The adjustment may result in an increase or decrease in amounts transferred and amounts paid to you or other payees (including withdrawals, surrenders, death benefits, and amounts applied to purchase annuity payments). However, a market value adjustment will not reduce the interest rate applied to amounts you allocate to a Guarantee Period to less than 3% per year. Payments made from Fixed Account Values at the end of a Guarantee Period are not subject to the limited market value adjustment.

Any amounts you allocate to the Fixed Account option become part of our general account. Because of provisions in the securities laws, our general account including the Fixed Account, are not subject to regulation under the Securities Act of 1933 or the Investment Company Act of 1940. The Securities and Exchange Commission has not reviewed the disclosure in the prospectus relating to the general account and the Fixed Account option.

Allocations to the Fixed Account

We will allocate purchase payments and Premium Credits to the Fixed Account according to your selection in the application. Your selection must specify the percentage of the purchase payment and its resulting Premium Credit you want to allocate to each Guarantee Period. The percentage, if not zero, must be at least 5%. You may change the allocation percentages without any charges. You must make allocation changes in writing unless you have, in writing, authorized us to accept telephone allocation instructions. By authorizing us to accept telephone changes, you agree to the conditions and procedures we establish from time to time. The current conditions and procedures are in Appendix B. We will notify you in advance of any changes.

Each Guarantee Period currently offered is available for initial and subsequent purchase payments and for transfers of Certificate Value. We currently offer Guarantee Periods of 1, 3, 5, and 7 years. We may change at any time the number and/or length of Guarantee Periods we offer. If we no longer offer a particular Guarantee Period, the existing Fixed Account Value in that Guarantee Period will remain until the end of the period. At that time, you must select a different Guarantee Period.

Capital Protection Plus

We offer a capital protection plus program. Under this program, we allocate part of your purchase payment and Premium Credit to the Guarantee Period you select. Currently, you may only select the 7-year Guarantee Period.

Based on the length of the period and the period's interest rate, we determine how much of your purchase payment and Premium Credit must be allocated to the Guarantee Period so that, at the end of the Guarantee Period, the allocated amount plus interest will be equal to your total purchase payment. We will allocate the rest of your purchase payment and Premium Credit to the Sub-account(s) of the Variable Account based on your allocation instructions.

For example, assume you choose the 7-year Guarantee Period with a 4% Premium Credit and we receive your purchase payment of $10,000 when the interest rate for the Guarantee Period is 6.75% per year. We will allocate $6,088 to that Guarantee Period, because $6,088 with the 4% Premium Credit will increase, at the interest rate of 6.75%, to $10,000 after seven years. The remaining $3,912 of the payment and Premium Credit will be allocated to the Sub-account(s) you select.

If you surrender or transfer any part of the Fixed Account Value before the end of the Guarantee Period, the value at the end of that period will not equal your original purchase payment amount.

Fixed Account Value

Fixed Account Value is equal to:
o	all purchase payments and Premium Credits allocated or value transferred to the Fixed Account plus the interest credited on those payments or amounts transferred; less

o	any prior partial withdrawals or transfers from the Fixed Account, including any applicable charges.

Interest Credits

We credit interest daily. The interest we credit is based on an annual compound interest rate. It is credited to purchase payments and Premium Credits allocated to the Fixed Account at rates we declare for Guarantee Periods of one or more years from the month and day of allocation. Any rate we set will be at least 3% per year.

Our interest crediting method may result in each of your Guarantee Periods being subject to different rates. For purposes of this section, we treat Variable Account Value transferred to the Fixed Account and Fixed Account Value that is renewed or transferred to another Guarantee Period as a purchase payment allocation.

Application of Market Value Adjustment

No market value adjustment applies to Guarantee Periods of less than three years.

A market value adjustment applies to any Fixed Account Value surrendered, withdrawn, transferred, or applied to an Annuity Option from a Guarantee Period of three years or more, unless:
o	the transaction occurs at the end of the Guarantee Period, or

o	the Certificate is surrendered for the death benefit after the death of a Covered Person.

We apply the market value adjustment before we deduct any applicable surrender charges or taxes.

If a market value adjustment applies to a surrender or the application to an Annuity Option, we will add or deduct any positive or negative market value adjustment amount, respectively, to your Certificate Value.

If a market value adjustment applies to either a partial withdrawal or a transfer, we will add or deduct any positive or negative market value adjustment, respectively, to, the partial withdrawal or transfer amount after we have deducted the requested withdrawal or transfer amount from the Fixed Account Value. This means that the net amount may be more or less than the amount requested.

Effect of Market Value Adjustment

A market value adjustment reflects the change in prevailing current interest rates since the beginning of a Guarantee Period. The market value adjustment may be positive or negative. Any negative adjustment may be limited in amount (see "Market Value Adjustment Factor" below).

Generally, if the treasury rate (see "Treasury Rates" below) for your Guarantee Period is lower than the treasury rate for a new Guarantee Period with a length equal to the time remaining in your Guarantee Period, the market value adjustment will be negative and it will result in a reduction of the amount surrendered, withdrawn, transferred, or applied to an Annuity Option.

On the other hand, if the treasury rate for your Guarantee Period is higher than the treasury rate for a new Guarantee Period with a length equal to the time remaining in your Guarantee Period, then the market value adjustment will be positive and it will result in an increase in the amount surrendered, withdrawn, transferred, or applied to an Annuity Option.

Market Value Adjustment Factor

We compute the market value adjustment for each of your Guarantee Periods by multiplying the applicable amount surrendered, withdrawn, transferred, or applied to an Annuity Option, by the market value adjustment factor. The market value adjustment factor is calculated as the larger of formulas (a) and (b):

(a) [(1+a)/(1+b)](n/12)-1

where:

"a" is the treasury rate for the initial number of years in your Guarantee Period;

"b" is the treasury rate for a period equal to the time remaining (rounded up to the next whole number of 12-month periods) to the expiration of your Guarantee Period; and

"n" is the number of complete Guarantee Period Months remaining before the expiration of your Guarantee Period.

(b) [(1.03)/(1+i)](y+d/#)-1

where:

"i" is the guaranteed interest rate for your Guarantee Period;

"y" is the number of complete 12-month periods that have elapsed in your Guarantee Period;

"d" is the number of calendar days since the end of the last complete 12-month period in your Guarantee Period or, if "y" is zero, the number of calendar days since the start of your Guarantee Period; and

"#" is the number of calendar days in the current 12-month period of your Guarantee Period, which is generally 365 days.

As stated above, the formula (b) amount will apply only if it is greater than the formula (a) amount. This will occur only when the formula (a) amount is negative and the formula (b) amount is a smaller negative number. Under these conditions, formula (a)'s full (normal) negative market value adjustment will be limited to the extent that adjustment would decrease your Guarantee Period's Fixed Account Value below the following amount:

(i)	the amount allocated to your Guarantee Period; less
(ii)	any prior systematic or partial withdrawal amounts and amounts transferred; less
(iii)	interest on the above items (i) and (ii) credited annually at a rate of 3% per year.

Treasury Rates

The treasury rate for a Guarantee Period is the interest rate in the Treasury Constant Maturity Series, as published by the Federal Reserve Board, for a maturity equal to the number of years specified in "a" and "b" in formula (a) above. Weekly series are published at the beginning of the following week. The Determination Dates are the last business day before the 1st and 15th of each calendar month.

To determine the "a" treasury rate, we use the weekly series first published on or after the most recent Determination Date that occurs on or before the Start Date for the Guarantee Period. If the Start Date is the same as the Determination Date or the date of publication, or any date in between, we instead use the weekly series first published after the prior Determination Date. To determine the "b" treasury rate, we use the weekly series first published on or after the most recent Determination Date that occurs on or before the date on which the market value adjustment factor is calculated. If the calculation date is the same as the Determination Date or the date of publication, or any date in between, we will instead use the weekly series first published after the prior Determination Date.

If the number of years and or 12-month periods specified in "a" or "b" is not equal to a maturity in the Treasury Constant Maturity Series, we determine the treasury rate by straight line interpolation between the interest rates of the next highest and next lowest maturities.

If the Treasury Constant Maturity Series becomes unavailable, we will adopt a comparable constant maturity index. If such a comparable index is not available, we will replicate calculation of the Treasury Constant Maturity Series Index based on U.S. Treasury Security coupon rates.

End of A Guarantee Period

We will notify you in writing at least 30 days prior to the end of each of your Guarantee Periods. At the end of your Guarantee Period, we will automatically transfer your Guarantee Period's Fixed Account Value to the Stein Roe Money Market Sub-account unless we have received:

o	your election of a new Guarantee Period from among those we offer at that time; or

o	your instructions to transfer the ending Fixed Account Value to one or more Sub-accounts of the Variable Account.

You may not elect a new Guarantee Period that is longer than the number of years remaining until the Income Date.

Transfers of Fixed Account Value

You may transfer Fixed Account Value from one of your Guarantee Periods to another or to one or more Sub-accounts of the Variable Account subject to any applicable market value adjustment. If the Fixed Account Value represents multiple Guarantee Periods, your transfer request must specify from which values you want the transfer made.

The Certificate allows us to limit the number of transfers you may make in a specified time period. Currently, we generally limit Variable Account and Fixed Account transfers to unlimited transfers per calendar year with a $500,000 per transfer dollar limit. See "Transfer of Variable Account Value" and "Limits on Transfers". These limitations will not apply to any transfer made at the end of a Guarantee Period. We will notify you prior to changing the current limitations.

You must request transfers in writing unless you have authorized us in writing to accept telephone transfer instructions from you or from a person acting on your behalf as an attorney-in-fact under a power of attorney. By authorizing us to accept telephone transfer instructions, you agree to the conditions and procedures we establish from time to time. The current conditions and procedures are in Appendix B. If you have authorized telephone transfers, you will be notified in advance of any changes. A person acting on your behalf as an attorney-in-fact under a power of attorney may request transfers in writing.

If we receive your transfer requests before 4:00 PM Eastern Time, or any other time for the close of trading on the New York Stock Exchange, we will execute them at the close of business that day. Any requests we receive later, we will execute at the close of the next business day.

If you transfer 100% of a Guarantee Period's value and your current allocation for purchase payments includes that Guarantee Period, we will automatically change the allocation formula for future purchase payments unless you instruct otherwise. For example, if the allocation formula is 50% to the One-Year Guarantee Period and 50% to Sub-account A and you transfer all Fixed Account Value to Sub-account A, we will change the allocation formula to 100% to Sub-account A.

APPENDIX B

TELEPHONE INSTRUCTIONS

Telephone Transfers of Certificate Values

1. If there are joint Certificate Owners, both must authorize us to accept telephone instructions but either Certificate Owner may give us telephone instructions.

2. All callers must identify themselves. We reserve the right to refuse to act upon any telephone instructions in cases where the caller has not sufficiently identified himself/herself to our satisfaction.

3. Neither we nor any person acting on our behalf shall be subject to any claim, loss, liability, cost or expense if we or such person acted in good faith upon a telephone instruction, including one that is unauthorized or fraudulent. However, we will employ reasonable procedures to confirm that a telephone instruction is genuine and, if we do not, we may be liable for losses due to an unauthorized or fraudulent instruction. You thus bear the risk that an unauthorized or fraudulent instruction we execute may cause your Certificate Value to be lower than it would be had we not executed the instruction.

4. We record all conversations with disclosure at the time of the call.

5. The application for the Certificate may allow you to create a power of attorney by authorizing another person to give telephone instructions. Unless prohibited by state law, we will treat such power as durable in nature and it shall not be affected by your subsequent incapacity, disability or incompetency. Either we or the authorized person may cease to honor the power by sending written notice to you at your last known address. Neither we nor any person acting on our behalf shall be subject to liability for any act executed in good faith reliance upon a power of attorney.

6. Telephone authorization shall continue in force until:
o	we receive your written revocation,
o	we discontinue the privilege, or
o	we receive written evidence that you have entered into a market timing or asset allocation agreement with an investment adviser or with a broker/dealer.

7. If we receive telephone transfer instructions at 800-367-3653 before 4:00 P.M. Eastern Time or other close of trading on the New York Stock Exchange, they will be initiated that day based on the unit value prices calculated at the close of that day. We will initiate instructions we receive after the close of trading on the NYSE on the following business day.

8. Once we accept instructions, they may not be canceled.

9. You must make all transfers in accordance with the terms of the Certificate and current prospectus. If your transfer instructions do not conform to these terms, we will not execute the transfer and will notify the caller within 48 hours.

10. If you transfer 100% of any Sub-account's value and the allocation formula for purchase payments includes that Sub-account, then we will change the allocation formula for future purchase payments accordingly unless we receive telephone instructions to the contrary. For example, if the allocation formula is 50% to Sub-account A and 50% to Sub-account B and you transfer all of Sub-account A's value to Sub-account B, we will change the allocation formula to 100% to Sub-account B unless you instruct us otherwise.

Telephone Changes to Purchase Payment Allocation Percentages

Numbers 1-6 above are applicable.

APPENDIX C

SYSTEMATIC WITHDRAWAL PROGRAM

Payment Type


We offer four types of payments under our Systematic Withdrawal Program. The method we use to calculate your payments depends on which type of payment you select. They are described below. The first two are available under all Certificates (#1-2). The other two are available only under individual retirement annuities where the owner is under age 58-1/2 when the first payment is made (#3&4). You may only select a type of payment that will result in a first payment of at least $100.
1.

Percentage Method. Each Certificate Year we pay you equal periodic payments based on the annual withdrawal of a specified percentage of your Certificate Value. The percentage you select may not exceed 10%. We annually redetermine the amount of your equal periodic payments.

To determine your equal periodic payment amount, we first multiply the selected percentage times your Certificate Value on the date of your first payment in each Certificate Year. We then divide that amount by the number of periods in a year. We recalculate the amount of your equal periodic payments at the beginning of each Certificate Year based on your Certificate Value at that time.

In the first Certificate Year of your participation in our Systematic Withdrawal Program, we calculate your equal periodic payments as described above, but we will only make as many payments as there are periods left in the Certificate Year. For example, if at the beginning of a Certificate Year your Certificate Value was $120,000 and you wanted to withdraw 10% in equal monthly payments, we would pay you $12,000 in 12 monthly payments of $1,000 each. However, if you started your Systematic Withdrawal Program three months into that Certificate Year, we would pay you $9,000 in 9 monthly payments of $1,000 each, and then we would recalculate your monthly payment amount. Accordingly, you would receive less than 10% of your Certificate Value in the first Certificate Year of your participation in this program.

2.

Net Amount Method. You specify a set dollar amount for each withdrawal of at least $100. In the event a surrender charge is applicable to all or part of a withdrawal because your specified amount exceeds the "free withdrawal amounts", we will increase the withdrawal amount in order to create a net withdrawal amount equal to your specified amount.

3.

IRA Amortization Method. The systematic withdrawal amount will remain the same during the entire life expectancy period. We will calculate the payment amount based on the amortization method described in IRS Notice 89-25 (Q&A-12), using your Certificate Value on the date of the first payment, your life expectancy based on your attained age on the date of the first payment and IRS Table V, and an interest rate on the date of the first payment that is not in excess of a reasonable rate.

4.

IRA Minimum Distribution Method. The systematic withdrawal amount will change each year during the life expectancy period. We will calculate the annual payment amount based on the minimum distribution method described in IRS Notice 89-25 (Q&A-12), by dividing your current Certificate Value at the time of each year's calculation by your then current life expectancy factor (the life expectancy factor is initially determined by your attained age on the date of the first payment and IRS Table V and it is then reduced by 1.0 when each succeeding year's calculation is made). The initial calculation of he annual payment amount will occur on the date of the first payment and each succeeding year's calculation will occur one year later. The annual payment calculated each year will be paid out in equal payments according to the frequency option chosen.


Payment Frequency and First Payment Date

You may request that withdrawals be made monthly, quarterly, semi-annually or annually. If, however, your selected payment frequency will create a withdrawal amount of less than $100, we will reduce the frequency of payments to an interval that will result in the withdrawal being at least $100.

Unless you select a later date by written request, the date of the first withdrawal will be (a) one payment period after the Certificate Date if you request systematic withdrawals at the time of your initial purchase payment or (b) one payment period after we receive your written request to begin systematic withdrawals. If, however, your written request is for an IRA Method (#3 or #4) and you made a partial withdrawal in the same Certificate Year, then the first withdrawal shall instead be on the next Certificate Anniversary.

Federal Income Tax Withholding

The taxable portion of withdrawals you receive from your Certificate is subject to 10% federal income tax withholding unless you elect not to have withholding apply. Any withholding will be deducted from the payment amount calculated under the payment type in effect.

You may elect not to have withholding apply to withdrawal payments by signing and dating an election of no withholding. You are liable for payment of federal income tax on the taxable portion of your withdrawal. You also may be subject to tax penalties if your withholding and estimated tax payments are not sufficient.

If you want federal income tax withholding to apply, please sign and date an election of withholding. Your election to withhold or to not withhold will remain in effect until you revoke it. You may revoke it at any time.

Direct Deposit of Payments

If you request direct deposit of systematic withdrawals to your checking or savings account, we will use our best effort to ensure that the correct amount is credited to your account within three business days of the payment date. If we transfer less than the correct amount, any shortfall will be corrected in full with the next transfer. If we transfer more than the correct amount or duplicate a transfer in error, any excess or duplicate amount, unless repaid to us in one sum, will be deducted from future transfers until we are repaid in full.

Important Income Tax Information

Payment Types 1 and 2. Systematic withdrawals will be taxed under the regular rules applicable to surrenders and not under the special exclusion ratio/amount rules applicable to annuity payments. All or part of each withdrawal may thus be taxable. In addition, anyone under the age of 59-1/2 at the time of a withdrawal may also be subject to a 10% federal income tax penalty on the taxable portion of the withdrawal. Our reporting to the Internal Revenue Service will be based on our opinion of the taxable amount and whether the penalty tax applies.

IRA Payment Types 3 and 4. Based on Internal Revenue Service requirements, we will report systematic withdrawals to them as 100% taxable. It is our opinion under current federal income tax laws that the withdrawals will not be subject to an additional 10% federal income penalty tax because they will be part of a series of substantially equal periodic payments made for your life expectancy. We will thus report to the Internal Revenue Service that no penalty tax applies. If, however, you end systematic withdrawals before the later of your attaining age 59-1/2 or five years after the first payment, you will then be subject to both retroactive 10% federal penalty taxes on all systematic withdrawals made before 59-1/2 and federal interest penalties on those taxes. Unlike you, we may not end your systematic withdrawals before your retroactive penalty tax period has expired.

Other Systematic Withdrawal Conditions

Under payment types #1 and 2, if any withdrawal would cause your Certificate Value to be reduced below the minimum value specified in your Certificate, that withdrawal will not be made and we will contact you about modifying the withdrawal amount and/or the payment frequency so that withdrawals may resume. Your systematic withdrawals will continue until we receive your written revocation, we discontinue the program, or the annuitant or an owner dies. Once authorization terminates, systematic withdrawals cannot be resumed again until after the next Certificate Anniversary. At that time a new systematic withdrawal request form will be required. All additional withdrawals after termination will be treated as regular withdrawals and surrender charges may apply.

Under IRA payment types #3 and 4, you may not make a withdrawal outside the program or surrender the Certificate during the period of systematic withdrawals. Also, you may not make any additional purchase payments to the Certificate. Your systematic withdrawals will continue in force until we receive your written revocation, you die, or we discontinue the program after the later of your attaining age 59-1/2 or five years after your first payment. Once your authorization terminates, systematic withdrawals may not be resumed. All additional withdrawals after termination will be treated as regular withdrawals and surrender charges may apply.

For other information of a general nature, including circumstances under which the surrender charge and/or the Fixed Account market value adjustment may apply to any withdrawals, see "Systematic Withdrawal Program" under "OTHER SERVICES".

Distributed by:

Keyport Financial Services Corp.

125 High Street, Boston, MA 02110-2712

Issued by:

Keyport Life Insurance Company

125 High Street, Boston, MA 02110-2712

BVA.PROS	1/2001

Yes. I would like to receive the Keyport Latitude Variable Annuity Statement of Additional Information.


Yes. I would like to receive the Statement of Additional Information for the Eligible Funds of:

AIM Variable Insurance Funds, Inc.

Alliance Variable Products Series Fund, Inc.

Fidelity Variable Insurance Products Funds

Liberty Variable Investment Trust

MFS Variable Insurance Trust

Rydex Variable Trust

SteinRoe Variable Investment Trust


Wanger Advisors Trust


Name

Address

City

State

Zip

BUSINESS REPLY MAIL

FIRST CLASS MAIL PERMIT NO. 6719 BOSTON, MA

POSTAGE WILL BE PAID BY ADDRESSEE

KEYPORT LIFE INSURANCE CO.

125 HIGH STREET

BOSTON, MA 02110-2712

NO POSTAGE

NECESSARY

IF MAILED

IN THE

UNITED STATES

PART B

STATEMENT OF ADDITIONAL INFORMATION

GROUP AND INDIVIDUAL FLEXIBLE PURCHASE PAYMENT

DEFERRED VARIABLE ANNUITY CONTRACT

ISSUED BY

VARIABLE ACCOUNT A

OF

KEYPORT LIFE INSURANCE COMPANY ("Keyport")


This Statement of Additional Information (SAI) is not a prospectus but it relates to, and should be read in conjunction with, the Keyport Latitude variable annuity prospectus dated ________, 2001. The SAI is incorporated by reference into the prospectus. The prospectus is available, at no charge, by writing Keyport at 125 High Street, Boston, MA 02110 or by calling (800) 437-4466.


TABLE OF CONTENTS


The date of this statement of additional information is __________, 2001.

L.SAI	1/2001


KEYPORT LIFE INSURANCE COMPANY

Liberty Mutual Insurance Company ("Liberty Mutual"), a multi-line insurance company, is the ultimate corporate parent of Keyport. Liberty Mutual ultimately controls Keyport through the following intervening holding company subsidiaries: Liberty Mutual Equity Corporation, LFC Holdings Inc., Liberty Financial Companies, Inc. ("LFC") and SteinRoe Services, Inc. Liberty Mutual, as of December 31, 1999, owned, indirectly, approximately 72% of the combined voting power of the outstanding stock of LFC (with the balance being publicly held). For additional information about Keyport, see page 11 of the prospectus.

VARIABLE ANNUITY BENEFITS

Variable Annuity Payment Values


For each variable payment option, the total dollar amount of each periodic payment will be equal to: (a) the sum of all of the portions of the payment based on your interest in each Sub-Account; less (b) the pro-rata amount of the annual Certificate Maintenance Charge.

The portion of your first payment based on your interest in a Sub-Account will be determined by deducting any applicable Certificate Maintenance Charge and any applicable state premium taxes and then dividing the remaining value of your interest in that Sub-Account by $1,000 and multiplying the result by the greater of: (a) the applicable factor from the Certificate's annuity table for the particular payment option; or (b) the factor currently offered by Keyport at the time annuity payments begin. This current factor may be based on the sex of the payee unless to do so would be prohibited by law.


The number of Annuity Units for each Sub-Account will be determined by dividing such first payment by the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the first payment. The number of Annuity Units remains fixed for the annuity payment period. Each Sub-Account payment after the first one will be determined by multiplying (a) by (b), where: (a) is the number of Sub-Account Annuity Units; and (b) is the Sub-Account Annuity Unit value for the Valuation Period that includes the date of the particular payment.

Variable annuity payments will fluctuate in accordance with the investment results of the underlying Eligible Funds. In order to determine how these fluctuations affect annuity payments, Keyport uses an Annuity Unit value. Each Sub-Account has its own Annuity Units and value per Unit. The Annuity Unit value applicable during any Valuation Period is determined at the end of such period.

When Keyport first purchased Eligible Fund shares on behalf of each Sub-Account, Keyport valued each Annuity Unit for such Sub-Account at a specified dollar amount. The Unit value for each Sub-Account in any Valuation Period thereafter is determined by multiplying the value for the prior period by a net investment factor. (See "Net Investment Factor" in the prospectus.) This factor may be greater or less than 1.0; therefore, the Annuity Unit may increase or decrease from Valuation Period to Valuation Period. For each assumed annual investment rate (AIR), Keyport calculates a net investment factor for each Sub-Account by dividing (a) by (b), where:
(a)	is equal to the net investment factor as defined in the prospectus; and

(b)

is the assumed investment factor for the current Valuation Period. The assumed investment factor adjusts for the interest assumed in determining the first variable annuity payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the assumed annual investment rate (AIR). The AIR for Annuity Units based on the Certificate's annuity tables is 6% per year (5% per year for Oregon and Texas Certificates). An AIR of 3% per year is also currently available upon Written Request.

With a particular AIR, payments after the first one will increase or decrease from month to month based on whether the actual annualized investment return of the selected Sub-Account(s) (after deducting the Mortality and Expense Risk Charge and the Distribution Charge) is better or worse than the assumed AIR percentage. If a given amount of Sub-Account value is applied to a particular payment option, the initial payment will be smaller if a 3% AIR is selected instead of a 6% AIR but, all other things being equal, the subsequent 3% AIR payments have the potential for increasing in amount by a larger percentage and for decreasing in amount by a smaller percentage. For example, consider what would happen if the actual annualized investment return (see the first sentence of this paragraph) is 9%, 6%, 3%, or 0% between the time of the first and second payments. With an actual 9% return, the 3% AIR and 6% AIR payments would both increase in amount but the 3% AIR payment would increase by a larger percentage. With an actual 6% return, the 3% AIR payment would increase in amount while the 6% AIR payment would stay the same. With an actual return of 3%, the 3% AIR payment would stay the same while the 6% AIR payment would decrease in amount. Finally, with an actual return of 0%, the 3% AIR and 6% AIR payments would both decrease in amount but the 3% AIR payment would decrease by a smaller percentage. Note that the changes in payment amounts described above are on a percentage basis and thus do not illustrate when, if ever, the 3% AIR payment amount might become larger than the 6% AIR payment amount. Note though that if Option A (Income for a Fixed Number of Years) is selected and payments continue for the entire period, the 3% AIR payment amount will start out being smaller than the 6% AIR payment amount but eventually the 3% AIR payment amount will become larger than the 6% AIR payment amount.

Re-Allocating Sub-Account Payments

The number of Annuity Units for each Sub-Account under any variable annuity option will remain fixed during the entire annuity payment period unless the payee makes a written request for a change. Currently, a payee can instruct Keyport to change the Sub-Account(s) used to determine the amount of the variable annuity payments unlimited times every 12 months. The payee's request must specify the percentage of the annuity payment that is to be based on the investment performance of each Sub-Account. The percentage for each Sub-Account, if not zero, must be at least 5% and must be a whole number. At the end of the Valuation Period during which Keyport receives the request, Keyport will: (a) value the Annuity Units for each Sub-Account to create a total annuity value; (b) apply the new percentages the payee has selected to this total value; and (c) recompute the number of Annuity Units for each Sub-Account. This new number of units will remain fixed for the remainder of the payment period unless the payee requests another change.


SAFEKEEPING OF ASSETS

Keyport acts as custodian for, and is responsible for the safekeeping of, the assets of the Variable Account. Keyport has responsibility for providing all administration of the Certificates and the Variable Account. This administration includes, but is not limited to, preparation of the Contracts and Certificates, maintenance of Certificates Owners' records, and all accounting, valuation, regulatory and reporting requirements.


PRINCIPAL UNDERWRITER

The Contract and Certificates, which are offered continuously, are distributed by Keyport Financial Services Corp. ("KFSC"), a wholly-owned indirect subsidiary of Keyport.

EXPERTS


The consolidated financial statements of Keyport Life Insurance Company at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, and the financial statements of Keyport Life Insurance Company-Variable Account A at December 31, 1999 and for each of the two years in the period ended December 31, 1999, appearing in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. Its principal office is located at 200 Clarendon Street, Boston, Massachusetts.


INVESTMENT PERFORMANCE

The Variable Account may from time to time quote performance information concerning its various Sub-Accounts. A Sub-Account's performance may also be compared to the performance of sub-accounts used with variable annuities offered by other insurance companies. This comparative information may be expressed as a ranking prepared by Financial Planning Resources, Inc. of Miami, FL (The VARDS Report), Lipper Analytical Services, Inc., or by Morningstar, Inc. of Chicago, IL (Morningstar's Variable Annuity Performance Report), which are independent services that compare the performance of variable annuity sub-accounts. The rankings are done on the basis of changes in accumulation unit values over time and do not take into account any charges (such as distribution charges or administrative charges) that are deducted directly from Certificate values.

Ibbotson Associates of Chicago, IL provides historical returns from 1926 on capital markets in the United States. The Variable Account may quote the performance of its Sub-Accounts in conjunction with the long-term performance of capital markets in order to illustrate general long-term risk versus reward investment scenarios. Capital markets tracked by Ibbotson Associates include common stocks, small company stocks, long-term corporate bonds, long-term government bonds, U.S. Treasury Bills, and the U.S. inflation rate. Historical total returns are determined by Ibbotson Associates for: Common Stocks, represented by the Standard and Poor's Composite Stock Price Index (an unmanaged weighted index of 90 stocks prior to March 1957 and 500 stocks thereafter of industrial, transportation, utility and financial companies widely regarded by investors as representative of the stock market); Small Company Stocks, represented by the fifth capitalization quintile (i.e., the ninth and tenth deciles) of stocks on the New York Stock Exchange for 1926-1981 and by the performance of the Dimensional Fund Advisors Small Company 9/10 (for ninth and tenth deciles) Fund thereafter; Long Term Corporate Bonds, represented beginning in 1969 by the Salomon Brothers Long-Term High-Grade Corporate Bond Index, which is an unmanaged index of nearly all Aaa and Aa rated bonds, represented for 1946-1968 by backdating the Salomon Brothers Index using Salomon Brothers' monthly yield data with a methodology similar to that used by Salomon Brothers in computing its Index, and represented for 1925-1945 through the use of the Standard and Poor's monthly High-Grade Corporate Composite yield data, assuming a 4% coupon and a 20-year maturity; Long-Term Government Bonds, measured each year using a portfolio containing one U.S. government bond with a term of approximately twenty years and a reasonably current coupon; U.S. Treasury Bills, measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the shortest-term bill having not less than one month to maturity; Inflation, measured by the Consumer Price Index for all Urban Consumers, not seasonably adjusted, since January, 1978 and by the Consumer Price Index before then. The stock capital markets may be contrasted with the corporate bond and U.S. government securities capital markets. Unlike an investment in stock, an investment in a bond that is held to maturity provides a fixed rate of return. Bonds have a senior priority to common stocks in the event the issuer is liquidated and interest on bonds is generally paid by the issuer before it makes any distributions to common stock owners. Bonds rated in the two highest rating categories are considered high quality and present minimal risk of default. An additional advantage of investing in U.S. government bonds and Treasury bills is that they are backed by the full faith and credit of the U.S. government and thus have virtually no risk of default. Although government securities fluctuate in price, they are highly liquid.

Average Annual Total Return for a Certificate that is Surrendered

The tables below provide performance results for each Sub-Account through December 31, 1999. The results shown in this section are not an estimate or guarantee of future investment performance, and do not represent the actual experience of amounts invested by a particular Certificate Owner.


The following tables were calculated using the method prescribed by the Securities and Exchange Commission. They illustrate each Sub-Account's average annual total return over the periods shown assuming a single $1,000 initial purchase payment, including a 5% Premium Credit and the surrender of the Certificate at the end of each period. The Sub-Account's average annual total return is the annual rate that would be necessary to achieve the ending value of an investment kept in the Sub-Account for the period specified. The first table uses the inception date of the Certificate's Sub-Accounts while the second table assumes the Certificate was available prior to that date on the Funds' inception date.


Each calculation assumes that the $1,000 initial purchase payment and a 5% Premium Credit were allocated to only one Sub-Account and no transfers or additional purchase payments were made. The rate of return reflects all charges assessed against a Certificate and the Sub-Account except for any premium taxes that may be payable and any charge for optional benefits. The charges reflected are: a Contingent Deferred Sales Charge that applies when the hypothetical Certificate is surrendered; the annual 1.25% Mortality and Expense Risk Charge; the annual 0.15% distribution charge; and, on an allocated basis, the Certificate's Certificate Maintenance Charge that is deducted at the end of each year and upon surrender. The Contingent Deferred Sales Charge used in the calculations for a particular Sub-Account is equal to the percentage charge in effect at the end of the period multiplied by the assumed $1,000 payment. The percentage charge declines from 8% to 2% over 9 years.
	Average Annual Total Return for a
	Certificate Surrendered on 12/31/99
	Hypothetical $1,000 Purchase Payment*

	Length of Investment Period
	One	Three	Five	Ten	Since Sub-Account
Sub-Account	Year	Years	Years	Years	Inception Shown
AIM Capital Appreciation	40.32%	N/A	N/A	N/A	31.91%(05/19/98)
AIM International Equity	51.03%	N/A	N/A	N/A	28.97%(05/19/98)
AIM Value	N/A	N/A	N/A	N/A	9.23%(07/01/99)**
Alliance Growth & Income	-9.32%	N/A	N/A	N/A	5.03%(05/19/98)
Alliance Premier Growth	27.71%	36.16%	N/A	N/A	8.53%(11/18/96)
Alliance Technology	N/A	N/A	N/A	N/A	47.17%(07/01/99)**
Colonial High Yield Securities	-3.74%	N/A	N/A	N/A	-4.90%(05/19/98)
Colonial Strategic Income	-3.60%	3.38%	N/A	N/A	3.54%(11/18/96)
Colonial U.S. Growth & Income	6.87%	19.44%	N/A	N/A	18.93%(11/18/96)
Newport Tiger	64.33%	0.29%	N/A	N/A	23.98%(11/18/96)
MFS Emerging Growth	73.25%	41.15%	N/A	N/A	38.01%(11/18/96)
Stein Roe Balanced	7.51%	12.04%	N/A	N/A	11.65%(11/18/96)
Stein Roe Growth Stock	32.45%	30.85%	N/A	N/A	28.97%(11/18/96)
Stein Roe Mortgage Securities	-4.33%	3.33%	N/A	N/A	3.17%(11/18/96)


* Fund expenses in excess of defined amounts were reimbursed during one or more calendar years for all Funds except Newport Tiger and Stein Roe Balanced. Without this expense reimbursement any return percentages shown that include these calendar years would be lower. See footnote 2 on page 6 of the prospectus for any expense reimbursement percentages currently applicable to the Funds.

** Non-annualized total returns are shown since these Sub-Accounts have been in existence for less than one year.

	Average Annual Total Return for a
	Certificate Surrendered on 12/31/99
	Hypothetical $1,000 Purchase Payment*

	Length of Investment Period

	One	Three	Five	Ten	Since Fund
Sub-Account	Year	Years	Years	Years	Inception Shown
AIM Capital Appreciation	40.32%	23.47%	24.40%	N/A	21.16%(05/05/93)
AIM International Equity	51.03%	22.10%	21.39%	N/A	17.07%(05/05/93)
AIM Value	25.24%	25.14%	24.94%	N/A	21.08%(05/05/93)
Alliance Growth & Income	5.92%	18.07%	34.57%	N/A	14.09%(01/14/91)
Alliance Premier Growth	27.38%	36.15%	34.57%	N/A	24.83%(06/26/92)
Alliance Technology	71.60%	43.58%	N/A	N/A	34.28%(01/11/96)
Colonial High Yield Securities	-3.74%	N/A	N/A	N/A	-4.62%(05/19/98)
Colonial Strategic Income	-3.60%	3.38%	7.46%	N/A	6.81%(07/05/94)
Colonial U.S. Growth & Income	6.87%	19.44%	21.77%	N/A	20.45%(07/05/94)
Newport Tiger	64.33%	0.30%	N/A	N/A	5.69%(05/01/95)
MFS Emerging Growth	73.25%	41.15%	N/A	N/A	35.27%(07/24/95)
Stein Roe Balanced	7.51%	12.03%	15.24%	10.79%	11.75%(01/01/89)
Stein Roe Growth Stock	32.45%	30.85%	29.93%	18.07%	19.23%(01/01/89)
Stein Roe Mortgage Securities	-4.35%	3.33%	5.91%	5.98%	6.44%(01/01/89)


* Fund expenses in excess of defined amounts were reimbursed during one or more calendar years for all Funds except Newport Tiger and Stein Roe Balanced. Without this expense reimbursement any return percentages shown that include these calendar years would be lower. See footnote 2 on page 6 of the prospectus any expense reimbursement percentages currently applicable to the Funds.

** Non-annualized total returns are shown since this Sub-Account has been in existence for less than one year.

Change in Accumulation Unit Value

The following performance information illustrates the average annual change and the actual annual change in Accumulation Unit values for each Sub-Account and is computed differently than the standardized average annual total return information. Performance information for periods prior to the inception date of the Contract's Sub-Accounts assumes the Certificates were available prior to that date on the Funds' inception date.

A Sub-Account's average annual change in Accumulation Unit values is the annualized rate at which the value of a Unit changes over the time period illustrated. A Sub-Account's actual annual change in Accumulation Unit values is the rate at which the value of a Unit changes over each 12-month period illustrated. These rates of change in Accumulation Unit values reflect the Certificate's annual 1.25% Mortality and Expense Risk Charge and the annual 0.15% distribution charge. They do not reflect deductions for any Contingent Deferred Sales Charge, Certificate Maintenance Charge, charge for optional benefits and premium taxes. The rates of change would be lower if these charges were included.

Average Annual Change	Average Annual Change
In Accumulation Unit	in Accumulation Unit Value
Value From Fund	over the period shown
Inception Shown	through 12/31/99
Sub-Account	through 12/31/99**	Three Years	Five Years	Ten Years
AIM Capital Appreciation	20.65%(05/05/93)	23.38%	23.85%	N/A
AIM International Equity	16.63%(05/05/93)	22.06%	20.90%	N/A
Aim Value	20.57%(05/05/93)	24.98%	24.37%	N/A
Alliance Growth & Income	13.60%(01/14/91)	18.18%	21.90%	N/A
Alliance Premier Growth	24.28%(06/26/92)	35.63%	33.82%	N/A
Alliance Technology	33.69%(01/11/96)	42.84%	N/A	N/A
Colonial High Yield Securities	-1.97%(05/19/98)	N/A	N/A	N/A
Colonial Strategic Income	6.72%(07/05/94)	4.17%	7.37%	N/A
Colonial U.S. Growth & Income	19.99%(07/05/94)	19.50%	21.27%	N/A
Newport Tiger	5.84%(05/01/95)	1.26%	N/A	N/A
MFS Emerging Growth	34.56%(07/24/95)	40.48%	N/A	N/A
Stein Roe Balanced	11.35%(01/01/89)	12.40%	14.91%	10.36%
Stein Roe Growth Stock	18.81%(01/01/89)	30.50%	29.27%	17.61%
Stein Roe Mortgage Securities	6.07%(01/01/89)	4.12%	5.87%	5.57%
	12-Month Period Change in Accumulation
	Unit Value**
Sub-Account	1990	1991	1992	1993	1994
AIM Capital Appreciation	N/A	N/A	N/A	18.41%*	1.09%
AIM International Equity	N/A	N/A	N/A	9.00%*	-1.13%
AIM Value	N/A	N/A	N/A	13.78%*	2.60%
Alliance Growth & Income	N/A	2.13%*	6.44%	10.16%	-1.72%
Alliance Premier Growth	N/A	N/A	12.99%*	11.07%	-4.30%
Alliance Technology	N/A	N/A	N/A	N/A	N/A
Colonial High Yield Securities	N/A	N/A	N/A	N/A	N/A
Colonial Strategic Income	N/A	N/A	N/A	N/A	0.15%*
Colonial U.S. Growth & Income	N/A	N/A	N/A	N/A	3.69%*
Newport Tiger	N/A	N/A	N/A	N/A	N/A
MFS Emerging Growth	N/A	N/A	N/A	N/A	N/A
Stein Roe Balanced	-2.11%	26.17%	6.04%	7.78%	-4.52%
Stein Roe Growth Stock	-3.04%	45.98%	5.15%	3.52%	-7.64%
Stein Roe Mortgage Securities	7.59%	12.90%	4.49%	4.80%	-2.93%
	12-Month Period Change in Accumulation
	Unit Value**
Sub-Account	1995	1996	1997	1998	1999
AIM Capital Appreciation	33.79%	15.98%	11.90%	17.68%	42.62%
AIM International Equity	16.74%	21.67%	7.12%	11.03%	52.91%
AIM Value	34.34%	13.45%	21.99%	24.89%	28.12%
Alliance Growth & Income	33.93%	22.36%	27.02%	19.22%	9.54%
Alliance Premier Growth	42.85%	21.00%	32.01%	45.93%	30.17%
Alliance Technology	N/A	8.65%*	4.74%	61.13%	72.69%
Colonial High Yield Securities	N/A	N/A	N/A	-3.69%*	0.25%
Colonial Strategic Income	16.67%	8.20%	7.70%	4.56%	0.38%
Colonial U.S. Growth & Income	27.91%	20.14%	30.41%	18.49%	10.45%
Newport Tiger	14.46%*	9.69%	-32.09%	-7.73%	65.70%
MFS Emerging Growth	16.70%*	15.40%	20.22%	32.31%	74.28%
Stein Roe Balanced	23.75%	14.01%	15.21%	10.99%	11.07%
Stein Roe Growth Stock	35.84%	19.59%	30.45%	26.14%	35.05%
Stein Roe Mortgage Securities	14.14%	3.25%	7.54%	5.32%	-0.34%


* Percentage of change is for less than 12 months; it is for the period from the inception date shown to the end of the year.

** Fund expenses in excess of defined amounts were reimbursed during one or more calendar years for all Funds except Newport Tiger and Stein Roe Balanced. Without this expense reimbursement any return percentages shown that include these calendar years would be lower. See footnote 2 on page 6 of the prospectus for any expense reimbursement percentages currently applicable to the Funds.

Yield for Stein Roe Money Market Sub-Account

Yield percentages for the Stein Roe Money Market Sub-Account are calculated using the method prescribed by the Securities and Exchange Commission. Yields reflect the deduction of the annual 1.40% asset-based Certificate charges. Yields also reflect, on an allocated basis, the Certificate's annual $36 Certificate Maintenance Charge that is collected after the first Certificate Anniversary. Yields do not reflect Surrender Charges, charges for optional benefits, and premium tax charges. The yield would be lower if these charges were included. The following is the standardized formula:

Yield equals:   (A - B - 1) X  365
                   C           7

Where:
A	=	the Accumulation Unit value at the end of the 7-day period.

B	=

hypothetical Certificate Maintenance Charge for the 7-day period. The assumed annual Stein Roe Money Market Sub-Account charge is equal to the $36 Certificate charge multiplied by a fraction equal to the average number of Certificates with Stein Roe Money Market Sub-Account value during the 7-day period divided by the average total number of Certificates during the 7-day period. This annual amount is converted to a 7-day charge by multiplying it by 7/365. It is then equated to an Accumulation Unit size basis by multiplying it by a fraction equal to the average value of one Stein Roe Money Market Sub-Account Accumulation Unit during the 7-day period divided by the average Certificate Value in Stein Roe Money Market Sub-Account during the 7-day period.

C	=	the Accumulation Unit value at the beginning of the 7-day period.

The yield formula assumes that the weekly net income generated by an investment in the Stein Roe Money Market Sub-Account will continue over an entire year.

For the 7-day period ended 12/31/99 the yield for the Stein Roe Money Market Sub-Account was 4.27%.

FINANCIAL STATEMENTS

The financial statements of the Variable Account and Keyport Life Insurance Company are included in the statement of additional information. The consolidated financial statements of Keyport Life Insurance Company are provided as relevant to its ability to meet its financial obligations under the Certificates and should not be considered as bearing on the investment performance of the assets held in the Variable Account.


Report of Independent Auditors

To the Board of Directors of Keyport Life Insurance Company

and Contract Owners of Variable Account A

We have audited the accompanying statement of net assets of Keyport Life Insurance Company-Variable Account A as of December 31, 1999, and the related statement of operations and changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of Keyport Life Insurance Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keyport Life Insurance Company - Variable Account A at December 31, 1999 and the results of its operations and changes in net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States.

Boston, Massachusetts	/s/ERNST & YOUNG LLP
April 7, 2000

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Net Assets

December 31, 1999

Assets
Investments at market value:
AIM Variable Insurance Funds, Inc.
AIM Capital Appreciation Fund - 6B 160,718 shares (cost $4,665,677)	$5,718,344
AIM Growth Fund - 6E 196,769 shares (cost $5,469,796)	6,345,794
AIM International Equity Fund - 6F 212,478 shares (cost $4,772,409)	6,223,474
AIM Value Fund - 357,236 shares (cost $10,899,658)	11,967,398

Alger American Fund
Alger American Growth Portfolio - 1,499,979 shares (cost $78,983,405)	96,568,678
Alger American Small Capitalization Portfolio - 424,915 shares (cost $17,969,845)	23,434,035

Alliance Variable Products Series Fund, Inc.
Alliance Global Bond Portfolio - 2,642,914 shares (cost $30,710,952)	29,729,716
Alliance Premier Growth Portfolio - 4,919,458 shares (cost $153,167,408)	198,972,590
Alliance Growth & Income Portfolio - 393,782 shares (cost $8,464,619)	8,577,932
Alliance Real Estate Portfolio - 115,749 shares (cost $1,104,150)	1,026,690
Alliance Technology Portfolio - 275,413 shares (cost $7,463,544)	9,256,641

Franklin Templeton Fund
Templeton Developing Markets Fund - 117,344 shares (cost $790,563)	908,243

Liberty Variable Investment Trust
Colonial Growth and Income Fund - 7,619,127 shares (cost $117,833,324)	100,420,091
SteinRoe Global Utilities Fund - 2,721,183 shares (cost $37,157,613)	46,668,287
Colonial International Fund for Growth - 20,776,351 shares (cost $41,562,368)	57,966,019
Colonial Strategic Income Fund - 9,898,484 shares (cost $111,130,338)	103,340,172
Colonial U.S. Growth & Income Fund - 5,765,790 shares (cost $106,220,670)	114,450,936
Colonial High Yield Securities Fund - 1,013,144 shares (cost $9,522,580)	8,966,321
Colonial Small Cap Value Fund - 171,137 shares (cost $1,427,214)	1,560,771
Newport Tiger Fund - 4,201,102 shares (cost $7,860,655)	11,006,888
Liberty All-Star Equity Fund - 5,736,213 shares (cost $63,768,745)	71,587,942
Colonial Global Equity Fund - 644,185 shares (cost $6,514,179)	7,227,755
Colonial International Horizons Fund - 606,320 shares (cost $6,328,186)	7,463,806
Crabbe Huson Real Estate Fund - 254,545 shares (cost $2,466,333)	2,125,447

Manning & Napier Insurance Fund, Inc.
Manning & Napier Growth Portfolio - 22,982 shares (cost $290,534)	288,882

MFS Variable Insurance Trust
MFS Emerging Growth Series Portfolio - 1,484,737 shares (cost $29,786,949)	56,330,930
MFS Bond Series Portfolio - 619,156 shares (cost $6,883,898)	6,767,380
MFS Research Series Portfolio - 2,638,854 shares (cost $47,457,350)	61,590,844

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Net Assets

December 31, 1999

Assets (continued)
Mitchell Hutchins Series Trust
Mitchell Hutchins Balanced Portfolio - 52,400 shares (cost $596,412)	$615,700
Mitchell Hutchins Global Equity Portfolio - 24,922 shares (cost $378,770)	403,734
Mitchell Hutchins Growth Portfolio - 98,136 shares (cost $1,974,172)	2,364,089
Mitchell Hutchins Growth & Income Portfolio - 48,094 shares (cost $736,729)	786,342
Mitchell Hutchins Strategic Income Portfolio - 4,765 shares (cost $58,992)	55,893
Mitchell Hutchins Tactical Allocation Portfolio - 1,445,474 shares (cost	23,821,419
$23,617,881)

SteinRoe Variable Investment Trust
SteinRoe Money Market Fund - 84,169,590 shares (cost $84,169,590)	84,169,590
SteinRoe Small Company Growth Fund - 531,974 shares (cost $8,317,567)	10,729,910
SteinRoe Balanced Fund - 7,445,121 shares (cost $121,257,507)	132,597,606
SteinRoe Mortgage Securities Fund - 4,212,242 shares (cost $44,357,225)	43,596,707
SteinRoe Growth Stock Fund - 1,789,590 shares (cost $77,110,795)	103,670,971

$1,459,303,967
Total assets

Net assets
Variable annuity contracts (Note 5)	$1,187,798,027
Annuity reserves (Note 2)	234,559,321
Invested by Keyport Life Insurance Company (Note 2)	36,946,619

Total net assets	$1,459,303,967

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 1999 and 1998
	AIM Capital		AIM
	Appreciation Fund		Growth Fund
	1999	1998	1999	1998
Income
Dividends	$101,108	$256	$212,546	$8,896
Expenses (Note 3)
Mortality and expense risk
and administrative charges	17,797	105	30,050	2,217
Net investment income (expense)	83,311	151	182,496	6,679
Realized gain (loss)	13,447	1	(7,215)	186
Unrealized appreciation (depreciation)
during the period	1,052,087	580	860,371	15,627
Net increase (decrease) in net assets
from operations	1,148,845	732	1,035,652	22,492

Purchase payments from contract owners	4,185,089	8,742	5,331,334	166,041
Transfers between accounts	993,933	80	880,608	13,477
Contract terminations and annuity payouts	(619,077)	-	(1,103,810)	-
Other transfers to Keyport Life
Insurance Company	-	-	-	-
Net increase (decrease) in net assets from
contract transactions	4,559,945	8,822	5,108,132	179,518

Net assets at beginning of period	9,554	-	202,010	-

Net assets at end of period	$5,718,344	$9,554	$6,345,794	$202,010

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 1999 and 1998
	AIM International		AIM
	Equity Fund		Value Fund *
	1999	1998	1999
Income
Dividends	$231,844	$1,557	$169,257
Expenses (Note 3)
Mortality and expense risk
and administrative charges	32,232	3,569	33,040
Net investment income (expense)	199,612	(2,012)	136,217
Realized gain (loss)	482,068	(10)	17,433
Unrealized appreciation (depreciation)
during the period	1,436,781	14,284	1,067,740
Net increase (decrease) in net assets
from operations	2,118,461	12,262	1,221,390

Purchase payments from contract owners	4,185,708	309,855	8,344,951
Transfers between accounts	210,278	3,019	5,539,801
Contract terminations and annuity payouts	(616,109)	-	(3,138,744)
Other transfers to Keyport Life
Insurance Company	-	-	-
Net increase (decrease) in net assets from
contract transactions	3,779,877	312,874	10,746,008

Net assets at beginning of period	325,136	-	-

Net assets at end of period	$6,223,474	$325,136	$11,967,398

*Commenced operations July 1, 1999

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 1999 and 1998
	Alger American		Alger American Small
	Growth Portfolio		Capitalization Portfolio
	1999	1998	1999	1998
Income
Dividends	$4,125,851	$922,815	$1,377,954	$512,814
Expenses (Note 3)
Mortality and expense risk
and administrative charges	750,374	283,553	190,423	98,963
Net investment income (expense)	3,375,477	639,262	1,187,531	413,851
Realized gain (loss)	40,351	7,907	54,937	(7,450)
Unrealized appreciation (depreciation)
during the period	14,054,925	3,388,828	4,938,728	444,946
Net increase (decrease) in net assets
from operations	17,470,753	4,035,997	6,181,196	851,347

Purchase payments from contract owners	45,556,871	10,554,510	6,670,716	4,038,589
Transfers between accounts	27,719,972	8,177,650	4,150,100	3,133,840
Contract terminations and annuity payouts	(16,386,178)	(2,990,747)	(2,224,408)	(1,107,934)
Other transfers to Keyport Life
Insurance Company	-	-	-	-
Net increase (decrease) in net assets from
contract transactions	56,890,665	15,741,413	8,596,408	6,064,495

Net assets at beginning of period	22,207,260	2,429,850	8,656,431	1,740,589

Net assets at end of period	$96,568,678	$22,207,260	$23,434,035	$8,656,431

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 1999 and 1998
	Alliance Global		Alliance Premier
	Bond Portfolio		Growth Portfolio
	1999	1998	1999	1998
Income
Dividends	$717,113	$85,813	$1,528,062	$14,979
Expenses (Note 3)
Mortality and expense risk
and administrative charges	294,956	138,776	1,655,730	676,381
Net investment income (expense)	422,157	(52,963)	(127,668)	(661,402)
Realized gain (loss)	4,930	2,468	44,317	318
Unrealized appreciation (depreciation)
during the period	(1,650,584)	668,715	36,128,510	9,334,300
Net increase (decrease) in net assets
from operations	(1,223,497)	618,220	36,045,159	8,673,216

Purchase payments from contract owners	14,226,536	5,658,084	89,118,935	29,356,134
Transfers between accounts	10,439,405	5,089,523	49,301,104	20,346,792
Contract terminations and annuity payouts	(5,229,415)	(1,935,854)	(29,222,853)	(8,848,981)
Other transfers to Keyport Life
Insurance Company	-	-	-	-
Net increase (decrease) in net assets from
contract transactions	19,436,526	8,811,753	109,197,186	40,853,945

Net assets at beginning of period	11,516,687	2,086,714	53,730,245	4,203,084

Net assets at end of period	$29,729,716	$11,516,687	$198,972,590	$53,730,245

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 1999 and 1998

	Alliance Growth &		Alliance Real
	Income Portfolio		Estate Portfolio
	1999	1998	1999	1998
Income
Dividends	$233,094	$-	$22,514	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	48,146	6,145	8,164	1,308
Net investment income (expense)	184,948	(6,145)	14,350	(1,308)
Realized gain (loss)	(6,223)	169	(241)	(11)
Unrealized appreciation (depreciation)
during the period	56,862	56,451	(75,059)	(2,401)
Net increase (decrease) in net assets
from operations	235,587	50,475	(60,950)	(3,720)

Purchase payments from contract owners	8,481,681	519,916	1,082,272	119,542
Transfers between accounts	809,169	9,887	(2,353)	3,366
Contract terminations and annuity payouts	(1,508,301)	(20,482)	(111,440)	(27)
Other transfers to Keyport Life
Insurance Company	-	-	-	-
Net increase (decrease) in net assets from
contract transactions	7,782,549	509,321	968,479	122,881

Net assets at beginning of period	559,796	-	119,161	-

Net assets at end of period	$8,577,932	$559,796	$1,026,690	$119,161

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 1999 and 1998
	Alliance	Templeton Developing
	Technology Portfolio*	Markets Fund *
	1999	1999
Income
Dividends	$-	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	17,881	1,741
Net investment income (expense)	(17,881)	(1,741)
Realized gain (loss)	61,619	346
Unrealized appreciation (depreciation)
during the period	1,793,097	117,681
Net increase (decrease) in net assets
from operations	1,836,835	116,286

Purchase payments from contract owners	6,575,226	683,637
Transfers between accounts	2,034,349	131,425
Contract terminations and annuity payouts	(1,189,769)	(23,105)
Other transfers to Keyport Life
Insurance Company	-	-
Net increase (decrease) in net assets from
contract transactions	7,419,806	791,957

Net assets at beginning of period	-	-

Net assets at end of period	$9,256,641	$908,243

* Commenced operations July 1, 1999

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 1999 and 1998
	Colonial Growth		SteinRoe
	and Income Fund		Global Utilities Fund
	1999	1998	1999	1998
Income
Dividends	$23,259,913	$1,866,557	$1,355,330	$253,744
Expenses (Note 3)
Mortality and expense risk
and administrative charges	1,113,754	489,409	418,090	158,679
Net investment income (expense)	22,146,159	1,377,148	937,240	95,065
Realized gain (loss)	11,844	56,210	43,748	17,820
Unrealized appreciation (depreciation)
during the period	(19,403,775)	1,591,420	8,110,911	1,289,332
Net increase (decrease) in net assets
from operations	2,754,228	3,024,778	9,091,899	1,402,217

Purchase payments from contract owners	36,657,225	21,519,326	17,956,204	7,058,523
Transfers between accounts	26,613,474	16,633,854	8,600,913	6,141,991
Contract terminations and annuity payouts	(15,183,259)	(2,946,314)	(5,126,741)	(821,372)
Other transfers to Keyport Life
Insurance Company	18,401	(18,401)	2,232	(2,232)
Net increase (decrease) in net assets from
contract transactions	48,105,841	35,188,465	21,432,608	12,376,910

Net assets at beginning of period	49,560,022	11,346,779	16,143,780	2,364,653

Net assets at end of period	$100,420,091	$49,560,022	$46,668,287	$16,143,780

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 1999 and 1998
	Colonial International		Colonial
	Fund for Growth		Strategic Income Fund
	1999	1998	1999	1998
Income
Dividends	$422,000	$127,229	$7,496,637	$2,985,885
Expenses (Note 3)
Mortality and expense risk
and administrative charges	617,550	326,216	1,099,621	483,306
Net investment income (expense)	(195,550)	(198,987)	6,397,016	2,502,579
Realized gain (loss)	261,754	1,670	7,539	(1,086)
Unrealized appreciation (depreciation)
during the period	16,101,378	1,116,168	(6,026,313)	(1,746,749)
Net increase (decrease) in net assets
from operations	16,167,582	918,851	378,242	754,744

Purchase payments from contract owners	9,502,502	14,230,002	37,409,240	22,100,729
Transfers between accounts	3,970,819	10,942,976	32,717,261	20,425,398
Contract terminations and annuity payouts	(5,573,546)	(2,278,286)	(16,167,084)	(3,326,987)
Other transfers to Keyport Life
Insurance Company	639	(639)	-	-
Net increase (decrease) in net assets from
contract transactions	7,900,414	22,894,053	53,959,417	39,199,140

Net assets at beginning of period	33,898,023	10,085,119	49,002,513	9,048,629

Net assets at end of period	$57,966,019	$33,898,023	$103,340,172	$49,002,513

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 1999 and 1998
	Colonial U.S. Growth		Colonial High Yield
	& Income Fund		Securities Fund
	1999	1998	1999	1998
Income
Dividends	$6,120,287	$2,277,895	$526,823	$43,741
Expenses (Note 3)
Mortality and expense risk
and administrative charges	1,189,617	556,819	66,776	10,850
Net investment income (expense)	4,930,670	1,721,076	460,047	32,891
Realized gain (loss)	37,415	102,275	(612)	158
Unrealized appreciation (depreciation)
during the period	4,116,559	3,613,148	(508,444)	(35,226)
Net increase (decrease) in net assets
from operations	9,084,644	5,436,499	(49,009)	(2,177)

Purchase payments from contract owners	39,987,438	27,320,953	8,271,916	1,001,169
Transfers between accounts	22,124,597	16,723,140	677,592	(17,492)
Contract terminations and annuity payout	(13,821,211)	(2,966,899)	(878,921)	(36,757)
Other transfers to Keyport Life
Insurance Company	4,860	(4,860)	47	(47)
Net increase (decrease) in net assets from
contract transactions	48,295,684	41,072,334	8,070,634	946,873

Net assets at beginning of period	57,070,608	10,561,775	944,696	-

Net assets at end of period	$114,450,936	$57,070,608	$8,966,321	$944,696

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 1999 and 1998
	Colonial Small Cap
	Value Fund		Newport Tiger Fund
	1999	1998	1999	1998
Income
Dividends	$1,957	$438	$80,205	$80,691
Expenses (Note 3)
Mortality and expense risk
and administrative charges	8,163	506	98,281	48,602
Net investment income (expense)	(6,206)	(68)	(18,076)	32,089
Realized gain (loss)	652	121	99,866	12,183
Unrealized appreciation (depreciation)
during the period	128,204	4,049	3,908,644	(310,542)
Net increase (decrease) in net assets
from operations	122,650	4,102	3,990,434	(266,270)

Purchase payments from contract owners	1,353,806	38,722	2,762,039	1,541,776
Transfers between accounts	109,900	3,243	1,203,071	1,412,702
Contract terminations and annuity payouts	(71,652)	-	(1,236,774)	(474,114)
Other transfers to Keyport Life
Insurance Company	12	(12)	-	-
Net increase (decrease) in net assets from
contract transactions	1,392,066	41,953	2,728,336	2,480,364

Net assets at beginning of period	46,055	-	4,288,118	2,074,024

Net assets at end of period	$1,560,771	$46,055	$11,006,888	$4,288,118

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 1999 and 1998
	Liberty		Colonial Global
	All-Star Equity Fund		Equity Fund *
	1999	1998	1999
Income
Dividends	$2,304,616	$173,281	$28,046
Expenses (Note 3)
Mortality and expense risk
and administrative charges	444,590	235,064	3,386
Net investment income (expense)	1,860,026	(61,783)	24,660
Realized gain (loss)	5,652	152,083	7,366
Unrealized appreciation (depreciation)
during the period	2,599,215	5,074,612	713,576
Net increase (decrease) in net assets
from operations	4,464,893	5,164,912	745,602

Purchase payments from contract owners	21,278,246	11,242,834	1,671,713
Transfers between accounts	11,009,736	7,882,616	5,176,579
Contract terminations and annuity payouts	(6,610,197)	(3,871,455)	(366,139)
Other transfers to Keyport Life
Insurance Company	531	(531)	-
Net increase (decrease) in net assets from
contract transactions	25,678,316	15,253,464	6,482,153

Net assets at beginning of period	41,444,733	21,026,357	-

Net assets at end of period	$71,587,942	$41,444,733	$7,227,755

* Commenced operations July 1, 1999

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 1999 and 1998
	Colonial Int'l	Crabbe Huson Real
	Horizons Fund *	Estate Fund *
	1999	1999
Income
Dividends	$60,630	$63,727
Expenses (Note 3)
Mortality and expense risk
and administrative charges	5,109	872
Net investment income (expense)	55,521	62,855
Realized gain (loss)	14,031	(142)
Unrealized appreciation (depreciation)
during the period	1,135,620	(340,886)
Net increase (decrease) in net assets
from operations	1,205,172	(278,173)

Purchase payments from contract owners	2,221,592	260,599
Transfers between accounts	4,764,826	2,160,347
Contract terminations and annuity payouts	(727,784)	(17,326)
Other transfers to Keyport Life
Insurance Company	-	-
Net increase (decrease) in net assets from
contract transactions	6,258,634	2,403,620

Net assets at beginning of period	-	-

Net assets at end of period	$7,463,806	$2,125,447

*Commenced operations July 1, 1999

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 1999 and 1998
	Manning & Napier		Manning & Napier
	Small Cap Portfolio		Growth Portfolio
	1999	1998	1999	1998
Income
Dividends	$39	$517	$17,706	$17,491
Expenses (Note 3)
Mortality and expense risk
and administrative charges	23	29	1,055	5,012
Net investment income (expense)	16	488	16,651	12,479
Realized gain (loss)	(314)	3	(10,293)	(7)
Unrealized appreciation (depreciation)
during the period	385	(856)	26,456	(28,108)
Net increase (decrease) in net assets
from operations	87	(365)	32,814	(15,636)

Purchase payments from contract owners	-	-	-	466,902
Transfers between accounts	-	(2,320)	(200,529)	5,331
Contract terminations and annuity payouts	(2,689)	-	-	-
Other transfers to Keyport Life
Insurance Company	-	-	-	-
Net increase (decrease) in net assets from
contract transactions	(2,689)	(2,320)	(200,529)	472,233

Net assets at beginning of period	2,602	5,287	456,597	-

Net assets at end of period	$-	$2,602	$288,882	$456,597

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 1999 and 1998
	Manning & Napier		MFS Emerging
	Equity Portfolio		Growth Series Portfolio
	1999	1998	1999	1998
Income
Dividends	$854	$200	$-	$43,497
Expenses (Note 3)
Mortality and expense risk
and administrative charges	34	34	439,623	241,758
Net investment income (expense)	820	166	(439,623)	(198,261)
Realized gain (loss)	720	6	236,766	(5,826)
Unrealized appreciation (depreciation)
during the period	(452)	(96)	23,048,053	3,304,524
Net increase (decrease) in net assets
from operations	1,088	76	22,845,196	3,100,437

Purchase payments from contract owners	-	-	12,040,565	11,148,879
Transfers between accounts	-	(2,226)	6,932,697	5,908,917
Contract terminations and annuity payouts	(4,227)	-	(4,689,590)	(3,356,215)
Other transfers to Keyport Life
Insurance Company	-	-	-	-
Net increase (decrease) in net assets from
contract transactions	(4,227)	(2,226)	14,283,672	13,701,581

Net assets at beginning of period	3,139	5,289	19,202,062	2,400,044

Net assets at end of period	$-	$3,139	$56,330,930	$19,202,062

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 1999 and 1998
	MFS Bond Series Portfolio		MFS Research Series Portfolio
	1999	1998	1999	1998
Income
Dividends	$59,673	$-	$480,701	$209,197
Expenses (Note 3)
Mortality and expense risk
and administrative charges	56,119	9,466	606,895	324,618
Net investment income (expense)	3,554	(9,466)	(126,194)	(115,421)
Realized gain (loss)	583	69	(5,817)	4,725
Unrealized appreciation (depreciation)
during the period	(126,367)	9,849	10,633,721	3,157,773
Net increase (decrease) in net assets
from operations	(122,230)	452	10,501,710	3,047,077

Purchase payments from contract owners	7,053,474	805,355	19,066,897	12,688,545
Transfers between accounts	(208,097)	56,588	12,814,399	9,878,627
Contract terminations and annuity payouts	(818,108)	(54)	(7,842,197)	(4,099,205)
Other transfers to Keyport Life
Insurance Company	-	-	-	-
Net increase (decrease) in net assets from
contract transactions	6,027,269	861,889	24,039,099	18,467,967

Net assets at beginning of period	862,341	-	27,050,035	5,534,991

Net assets at end of period	$6,767,380	$862,341	$61,590,844	$27,050,035

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 1999 and 1998
	Mitchell Hutchins	Mitchell Hutchins
	Balanced Portfolio *	Global Equity Portfolio *
	1999	1999
Income
Dividends	$5	$282
Expenses (Note 3)
Mortality and expense risk
and administrative charges	1,895	639
Net investment income (expense)	(1,890)	(357)
Realized gain (loss)	1,318	273
Unrealized appreciation (depreciation)
during the period	19,287	24,964
Net increase (decrease) in net assets
from operations	18,715	24,880

Purchase payments from contract owners	290,494	356,489
Transfers between accounts	388,801	26,468
Contract terminations and annuity payouts	(82,310)	(4,103)
Other transfers to Keyport Life
Insurance Company	-	-
Net increase (decrease) in net assets from
contract transactions	596,985	378,854

Net assets at beginning of period	-	-

Net assets at end of period	$615,700	$403,734

* Commenced operations July 1, 1999

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 1999 and 1998
	Mitchell Hutchins	Mitchell Hutchins
	Growth Portfolio *	Growth & Income Portfolio *
	1999	1999
Income
Dividends	$24	$1
Expenses (Note 3)
Mortality and expense risk
and administrative charges	8,050	1,440
Net investment income (expense)	(8,026)	(1,439)
Realized gain (loss)	(9,607)	(252)
Unrealized appreciation (depreciation)
during the period	389,917	49,613
Net increase (decrease) in net assets
from operations	372,284	47,922

Purchase payments from contract owners	1,463,018	556,246
Transfers between accounts	903,617	263,025
Contract terminations and annuity payouts	(374,830)	(80,851)
Other transfers to Keyport Life
Insurance Company	-	-
Net increase (decrease) in net assets from
contract transactions	1,991,805	738,420

Net assets at beginning of period	-	-

Net assets at end of period	$2,364,089	786,342

* Commenced operations July 1, 1999

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 1999 and 1998
	Mitchell Hutchins	Mitchell Hutchins
	Strategic Income Portfolio *	Tactical Allocation Portfolio *
	1999	1999
Income
Dividends	$3,115	$1,502,420
Expenses (Note 3)
Mortality and expense risk
and administrative charges	175	89,704
Net investment income (expense)	2,940	1,412,716
Realized gain (loss)	-	(763)
Unrealized appreciation (depreciation)
during the period	(3,099)	203,538
Net increase (decrease) in net assets
from operations	(159)	1,615,491

Purchase payments from contract owners	5,060	10,162,651
Transfers between accounts	50,992	15,571,444
Contract terminations and annuity payouts	-	(3,528,167)
Other transfers to Keyport Life
Insurance Company	-	-
Net increase (decrease) in net assets from
contract transactions	56,052	22,205,928

Net assets at beginning of period	-	-

Net assets at end of period	$55,893	$23,821,419

* Commenced operations July 1, 1999

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 1999 and 1998
	SteinRoe Money		SteinRoe Small
	Market Fund		Company Growth Fund
	1999	1998	1999	1998
Income
Dividends	$2,705,615	$103,247	$-	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	773,463	1,055,552	98,329	62,279
Net investment income (expense)	1,932,152	(952,305)	(98,329)	(62,279)
Realized gain (loss)	-	-	28,500	145,327
Unrealized appreciation (depreciation)
during the period	-	-	3,282,785	(699,035)
Net increase (decrease) in net assets
from operations	1,932,152	(952,305)	3,212,956	(615,987)

Purchase payments from contract owners	75,251,444	26,805,829	1,468,690	3,375,836
Transfers between accounts	10,769,792	9,997,765	718,299	1,244,874
Contract terminations and annuity payouts	(34,684,625)	(8,183,303)	(915,225)	(445,514)
Other transfers to Keyport Life
Insurance Company	-	-	-	-
Net increase (decrease) in net assets from
contract transactions	51,336,611	28,620,291	1,271,764	4,175,196

Net assets at beginning of period	30,900,827	3,232,841	6,245,190	2,685,981

Net assets at end of period	$84,169,590	$30,900,827	$10,729,910	$6,245,190

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 1999 and 1998
	SteinRoe		SteinRoe Mortgage
	Balanced Fund		Securities Fund
	1999	1998	1999	1998
Income
Dividends	$5,104,247	$-	$1,532,953	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	1,246,257	431,783	494,945	250,260
Net investment income (expense)	3,857,990	(431,783)	1,038,008	(250,260)
Realized gain (loss)	65,992	408,403	(1,894)	(21,858)
Unrealized appreciation (depreciation)
during the period	7,222,022	3,944,917	(1,130,189)	146,629
Net increase (decrease) in net assets
from operations	11,146,004	3,921,537	(94,075)	(125,489)

Purchase payments from contract owners	90,372,817	22,947,236	15,439,942	11,312,207
Transfers between accounts	23,241,187	17,871,316	10,229,684	10,917,911
Contract terminations and annuity payouts	(43,865,024)	(2,320,956)	(7,730,613)	(1,600,632)
Other transfers to Keyport Life
Insurance Company	-	-	-	-
Net increase (decrease) in net assets from
contract transactions	69,748,980	38,497,596	17,939,013	20,629,486

Net assets at beginning of period	51,702,622	9,283,489	25,751,769	5,247,772

Net assets at end of period	$132,597,606	$51,702,622	$43,596,707	$25,751,769

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 1999 and 1998
	SteinRoe Growth
	Stock Fund		Total	Total
	1999	1998	1999	1998
Income
Dividends	$1,216,366	$-	$63,063,515	$9,730,740
Expenses (Note 3)
Mortality and expense risk
and administrative charges	825,682	268,921	12,790,671	6,170,180
Net investment income (expense)	390,684	(268,921)	50,272,844	3,560,560
Realized gain (loss)	(43,936)	1,110,012	1,456,158	1,985,866
Unrealized appreciation (depreciation)
during the period	21,089,496	5,175,373	135,045,958	39,528,512
Net increase (decrease) in net assets
from operations	21,436,244	6,016,464	186,774,960	45,074,938

Purchase payments from contract owners	43,034,325	16,066,184	650,337,588	262,402,420
Transfers between accounts	21,733,236	7,673,007	324,571,921	180,475,852
Contract terminations and annuity payouts	(13,629,029)	(1,063,029)	(245,405,431)	(52,695,117)
Other transfers to Keyport Life
Insurance Company	-	-	26,722	(26,722)
Net increase (decrease) in net assets from
contract transactions	51,138,532	22,676,162	729,530,800	390,156,433

Net assets at beginning of period	31,096,195	2,403,569	542,998,207	107,766,836

Net assets at end of period	$103,670,971	$31,096,195	$1,459,303,967	$542,998,207

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements

December 31, 1999

1. Organization

Variable Account A (the "Variable Account") is a segregated investment account of Keyport Life Insurance Company (the "Company"). The Variable Account is registered with the Securities and Exchange Commission as a Unit Investment Trust under the Investment Company Act of 1940 and invests in shares of eligible funds. The Variable Account is a funding vehicle for group and individual variable annuity contracts. The Variable Account currently offers five contracts: Keyport Advisor Variable Annuity, Keyport Advisor Vista Variable Annuity, Keyport Advisor Charter Variable Annuity, Keyport Advisor Optima Variable Annuity and Manning & Napier Variable Annuity, distinguished principally by the level of expenses, surrender charges, and eligible fund options. The three contracts and their respective eligible fund options are as follows:
Keyport Advisor Variable Annuity	Keyport Advisor Vista Variable Annuity

Alger American Fund:	AIM Variable Insurance Funds, Inc:
Alger American Growth Portfolio	AIM Capital Appreciation Fund
Alger American Small Capitalization Portfolio	AIM Growth Fund
AIM International Equity Fund

MFS Variable Insurance Trust:	MFS Variable Insurance Trust:
MFS Emerging Growth Series	MFS Emerging Growth Series
MFS Research Series	MFS Research Series
MFS Bond Series

SteinRoe Variable Investment Trust (SRVIT):	SteinRoe Variable Investment Trust (SRVIT):
SteinRoe Money Market Fund	SteinRoe Money Market Fund
SteinRoe Small Company Growth	SteinRoe Small Company Growth
SteinRoe Balanced Fund	SteinRoe Balanced Fund
SteinRoe Mortgaged Securities Fund	SteinRoe Growth Stock Fund
SteinRoe Growth Stock Fund

Liberty Variable Investment Trust (LVIT):	Liberty Variable Investment Trust (LVIT):
Colonial Growth and Income Fund	Colonial Growth and Income Fund
SteinRoe Global Utilities Fund	SteinRoe Global Utilities Fund
Colonial International Fund for Growth	Colonial Strategic Income Fund
Colonial Strategic Income Fund	Colonial U.S. Growth & Income
Colonial U.S. Growth & Income	Liberty All-Star Equity Fund
Newport Tiger Fund	Colonial Small Cap Value Fund
Liberty All-Star Equity Fund	Colonial High Yield Securities Fund

Alliance Variable Products Series Fund, Inc:	Alliance Variable Products Series Fund, Inc:
Alliance Global Bond Portfolio	Alliance Global Bond Portfolio
Alliance Premier Growth Portfolio	Alliance Premier Growth Portfolio
Alliance Growth and Income Portfolio
Alliance Real Estate Portfolio

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

1. Organization (continued)
Keyport Advisor Charter Variable Annuity	Keyport Advisor Optima Variable Annuity

AIM Variable Insurance Funds, Inc:	AIM Variable Insurance Funds, Inc:
AIM Capital Appreciation Fund	AIM Capital Appreciation Fund
AIM Value Fund	AIM Value Fund
AIM Growth Fund

SteinRoe Variable Investment Trust (SRVIT):	SteinRoe Variable Investment Trust (SRVIT):
SteinRoe Money Market Fund	SteinRoe Money Market Fund
SteinRoe Balanced Fund	SteinRoe Balanced Fund
SteinRoe Mortgaged Securities Fund	SteinRoe Mortgaged Securities Fund
SteinRoe Growth Stock Fund	SteinRoe Growth Stock Fund

Liberty Variable Investment Trust (LVIT):	Liberty Variable Investment Trust (LVIT):
SteinRoe Global Utilities Fund	SteinRoe Global Utilities Fund
Colonial International Horizons	Colonial International Horizons
Colonial High Yield	Colonial High Yield
Colonial Small Cap Value	Colonial Small Cap Value
Colonial U.S. Growth and Income Fund	Colonial U.S. Growth and Income Fund
Crabbe Huson Real Estate	Crabbe Huson Real Estate
Liberty All-Star Equity Fund	Liberty All-Star Equity Fund
Newport Tiger Fund
Colonial Strategic Income Fund
Colonial Global Equity

Alliance Variable Products Series Fund, Inc:	Alliance Variable Products Series Fund, Inc:
Alliance Global Bond Portfolio	Alliance Global Bond Portfolio
Alliance Technology	Alliance Technology
Alliance Premier Growth Portfolio	Alliance Growth and Income

Templeton Variable Products Series Funds:	Templeton Variable Products Series Funds:
Templeton Developing Markets	Templeton Developing Markets

Alger American Fund:	Mitchell Hutchins Trust:
Alger American Growth Portfolio	Mitchell Hutchins Balanced
Alger American Small Capitalization Portfolio	Mitchell Hutchins Global Equity
Mitchell Hutchins Growth
Mitchell Hutchins Growth & Income
Mitchell Hutchins Strategic Income
Mitchell Hutchins Tactical Allocation

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

1. Organization (continued)
Manning & Napier Variable Annuity

Manning & Napier Insurance Fund, Inc:	SteinRoe Variable Investment Trust (SRVIT):
Manning & Napier Small Cap Portfolio	SteinRoe Money Market Fund
Manning & Napier Equity Portfolio
Manning & Napier Moderate Growth Portfolio
Manning & Napier Growth Portfolio
Manning & Napier Maximum Horizon Portfolio
Manning & Napier Bond Portfolio

On June 1, 1999, the fund names for SteinRoe Special Venture Fund and Colonial US Stock Fund were changed to SteinRoe Small Company Growth Fund and Colonial US Growth & Income Fund, respectively.

2. Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported therein. Although actual results could differ from these estimates, any such differences are expected to be immaterial to the Variable Account.

Shares of the eligible funds are sold to the Variable Account at the reported net asset values. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on sales of investments are computed on the basis of identified cost of the investments sold.

Annuity reserves are computed for contracts in the income stage according to the 1983a Individual Annuity Mortality Table. The assumed investment rate is either 3.0%, 4.0%, 5.0% or 6.0% unless the annuitant elects otherwise, in which case the rate may vary from 3.0% to 6.0%, as regulated by the laws of the respective states. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Variable Account by the Company.

The net assets retained by the Company represent seed money shares invested in certain sub-accounts required to commence operations. The seed money is stated at market value (shares multiplied by net asset value per share).

The operations of the Variable Account are included in the federal income tax return of the Company, which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code. The Company anticipates no tax liability resulting from the operations of the Variable Account. Therefore, no provision for income taxes has been charged against the Variable Account.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

3. Expenses

Keyport Advisor, Keyport Advisor Charter and Optima Variable Annuity

There are no deductions made from purchase payments for sales charges at the time of purchase. In the event of a contract termination, a contingent deferred sales charge, based on a graded table of charges, is deducted. An annual contract maintenance charge of $36 to cover the cost of contract administration is deducted from each contractholder's account on the contract anniversary date. Daily deductions are made from each sub-account for assumption of mortality and expense risk at an effective annual rate of 1.25% of contract value. A daily deduction is also made for distribution costs incurred by the Company at an effective annual rate of 0.15% of contract value. For the Contact series Keyport Advisor Employee, the effective annual rate for daily deductions for the assumption of mortality and expense risk is 0.35%; no other charges apply.

Optional riders are available for Keyport Advisor Charter and Optima only. The deduction is a yearly charge of 0.35% for the guaranteed income benefit rider, 0.05% for the enhanced death benefit (if purchased with income rider) and 0.10% for the enhanced death benefit (if purchased without the income rider).

Keyport Advisor Vista Variable Annuity

There are no deductions made from purchase payments for sales charges at the time of purchase. There are also no contingent deferred sales charges or distribution charges. Daily deductions are made from each sub-account for administrative charges incurred by the Company at an effective annual rate of 0.15% of contract value. A daily deduction is also made from each sub-account for assumption of mortality and expense risk at an effective annual rate of 1.25% of contract value.

Manning & Napier Variable Annuity

There are no deductions made from purchase payments for sales charges at the time of purchase. There are also no contingent deferred sales charges or distribution charges. An annual contract maintenance charge of $35 to cover the cost of contract administration is deducted from each contractholder's account on the contract anniversary date. Daily deductions are made from each sub-account for assumption of mortality and expense risk at an effective annual rate of 0.35% of contract value.

4. Affiliated Company Transactions

Administrative services necessary for the operation of the Variable Account are provided by the Company. The Company has absorbed all organizational expenses including the fees of registering the Variable Account and its contracts for distribution under federal and state securities laws. SteinRoe & Farnham, Inc., an affiliate of the Company, is the investment advisor to the SRVIT. Liberty Advisory Services Corporation (LASC), a wholly-owned subsidiary of the Company, is the investment advisor to the LVIT. Colonial Management Associates, Inc., an affiliate of the Company, is the investment sub-advisor to the LVIT. Keyport Financial Services Corp., a wholly-owned subsidiary of LASC, is the principal underwriter for SRVIT and LVIT. The investment advisors' compensation is derived from the mutual funds.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

5. Unit Values

A summary of the accumulation unit values at December 31, 1999 and 1998 and the accumulation units and dollar value outstanding at December 31, 1999 are as follows:
	1998		1999
	UNIT	UNIT
	VALUE	VALUE	UNITS	DOLLARS
AIM Capital Appreciation - 6B
Keyport Advisor	$11.091130	$15.818110	327,468.49	$5,179,933

AIM Growth - 6E
Keyport Advisor	11.815758	15.758600	343,177.17	5,407,992

AIM International Equity - 6F
Keyport Advisor	9.997160	15.286602	379,619.01	5,803,085

AIM Value
Keyport Advisor	-	11.272026	827,121.55	9,323,336

Alger American Growth Portfolio
Keyport Advisor	17.928398	23.647189	3,329,315.62	78,728,956
Employee	17.983223	23.967311	7,118.20	170,604

Alger American Small Capitalization Portfolio
Keyport Advisor	12.685024	17.941512	1,170,100.66	20,993,375
Employee	13.551674	19.367492	631.03	12,221

Alliance Global Bond Portfolio
Keyport Advisor	11.041874	10.223508	2,417,332.31	24,713,616
Employee	11.181656	10.461269	1,057.75	11,065
Keyport Advisor 12B-1	-	10.138145	164,881.22	1,671,590

Alliance Premier Growth Portfolio
Keyport Advisor	19.645990	25.635815	5,951,656.01	152,575,552
Employee	19.088868	25.168991	7,160.77	180,229
Keyport Advisor 12b-1	-	11.492244	1,174,637.18	13,499,217

Alliance Growth and Income
Keyport Advisor	10.894009	11.964979	509,031.85	6,090,555
Keyport Advisor 12b-1	-	9.557132	148,642.14	1,420,593

Alliance Real Estate
Keyport Advisor	9.019247	8.439990	118,068.48	996,497

Alliance Technology
Keyport Advisor	-	14.920432	573,085.33	8,550,681

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

5. Unit Values (continued)
	1998		1999
	UNIT	UNIT
	VALUE	VALUE	UNITS	DOLLARS

Templeton Developing Markets Fund
Keyport Advisor	-	$10.514681	82,674.65	$869,298

Colonial Growth and Income Fund
Keyport Advisor	$21.211314	22.079285	3,932,194.95	86,820,053
Employee	22.310588	23.466300	1,573.20	36,917

SteinRoe Global Utilities Fund
Keyport Advisor	17.923199	22.736744	1,813,272.62	41,227,915
Employee	18.759647	24.046396	310.43	7,465

Colonial International Fund for Growth
Keyport Advisor	10.761067	14.919035	3,362,074.65	50,158,909
Employee	11.586890	16.231655	2,168.75	35,202

Colonial Strategic Income Fund
Keyport Advisor	14.237231	14.291029	6,265,318.92	89,537,854
Employee	14.814437	15.025887	1,037.69	15,592

Colonial U.S. Growth & Income Fund
Keyport Advisor	24.622292	27.196081	3,724,803.30	101,300,052
Employee	25.903402	28.910163	1,096.79	31,708

Colonial High Yield Securities
Keyport Advisor	9.631230	9.654958	884,657.09	8,541,327

Colonial Small Cap Value Fund
Keyport Advisor	8.575210	8.992979	169,554.77	1,524,802

Newport Tiger Fund
Keyport Advisor	7.866774	13.034893	766,712.84	9,994,020
Employee	8.172929	13.683375	6,761.70	92,523

Liberty All-Star Equity Portfolio
Keyport Advisor	11.777423	12.608901	3,262,082.19	41,131,271
Employee	11.915401	12.889995	6,590.06	84,946

Colonial Global Equity Fund
Keyport Advisor	-	10.605447	116,821.84	1,238,948

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

5. Unit Values (continued)
	1998		1999
	UNIT	UNIT
	VALUE	VALUE	UNITS	DOLLARS

Colonial International Horizons Fund
Keyport Advisor	-	$11.683718	162,177.69	$1,894,838

Crabbe Huson Real Estate Fund
Keyport Advisor	-	8.908559	38,677.49	344,561

Manning & Napier Small Cap Portfolio
Keyport Advisor	$10.699340	11.578929	-	-

Manning & Napier Growth Portfolio
Keyport Advisor	12.379316	13.907081	20,772.28	288,882

Manning & Napier Equity Portfolio
Keyport Advisor	13.198760	18.842087	-	-

MFS Emerging Growth Series
Keyport Advisor	15.454973	26.934484	1,779,084.76	47,918,730
Employee	16.694809	29.398738	842.34	24,764

MFS Bond Series
Keyport Advisor	10.239799	9.940741	662,605.52	6,586,790

MFS Research Series
Keyport Advisor	14.399988	17.616518	2,963,052.69	52,198,671
Employee	14.223009	17.581796	2,784.38	48,954

Mitchell Hutchins Balanced
Keyport Advisor	-	10.085161	19,461.11	196,268

Mitchell Hutchins Global Equity
Keyport Advisor	-	11.164623	35,036.30	391,167

Mitchell Hutchins Growth
Keyport Advisor	-	11.961619	126,335.81	1,511,181

Mitchell Hutchins Growth & Income
Keyport Advisor	-	10.509119	64,732.25	680,279

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

5. Unit Values (continued)
	1998		1999
	UNIT	UNIT
	VALUE	VALUE	UNITS	DOLLARS
Mitchell Hutchins Strategic Income
Keyport Advisor	-	$9.979454	5,600.85	$55,893

Mitchell Hutchins Tactical Allocation
Keyport Advisor	-	10.469298	1,384,827.37	14,498,170

SteinRoe Money Market Fund
Keyport Advisor	$14.283805	14.762002	4,864,412.84	71,808,472
Employee	12.604414	13.162581	9,911.70	130,464

SteinRoe Small Company Growth Fund
Keyport Advisor	25.351276	37.025224	263,224.11	9,745,932
Employee	15.564461	22.969072	405.42	9,312

SteinRoe Balanced Fund
Keyport Advisor	27.188237	30.197093	2,925,529.45	88,342,485
Employee	18.478127	20.737572	837.33	17,364

SteinRoe Mortgage Securities Fund
Keyport Advisor	18.825527	18.762170	2,007,774.29	37,670,203
Employee	13.710621	13.807372	1,016.76	14,039

SteinRoe Growth Stock Fund
Keyport Advisor	44.828835	60.540522	1,408,911.73	85,296,252
Employee	28.430479	38.795882	3,775.06	146,457

			60,601,600.74	$1,187,798,027

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

6. Purchases and Sales of Securities

The cost of shares purchased and proceeds from shares sold by the Variable Account during 1999 are shown below:
	Purchases	Sales

AIM Capital Appreciation Fund - 6B	$5,204,015	$560,759

AIM Growth Fund- 6E	6,234,816	944,189

AIM International Equity Fund - 6F	34,350,674	30,371,185

AIM Value Fund	12,906,028	2,023,803

Alger American Growth Portfolio	67,021,823	6,755,681

Alger American Small Capitalization Portfolio	12,211,302	2,427,362

Alliance Global Bond Portfolio	22,677,096	2,818,412

Alliance Premier Growth Portfolio	119,566,561	10,497,042

Alliance Growth and Income Portfolio	9,372,045	1,404,547

Alliance Real Estate Portfolio	1,116,592	133,762

Alliance Technology Portfolio	8,763,877	1,361,952

Templeton Developing Markets Fund	816,662	26,445

Colonial Growth and Income Fund	75,482,438	5,248,840

SteinRoe Global Utilities Fund	24,807,879	2,440,263

Colonial International Fund for Growth	14,617,908	6,915,581

Colonial Strategic Income Fund	67,067,819	6,711,386

Colonial U.S. Growth & Income Fund	57,781,754	4,553,872

Colonial High Yield Securities Fund	9,302,619	759,396

Colonial Small Cap Value Fund	1,496,991	112,447

Newport Tiger Fund	9,501,228	6,790,968

Liberty All-Star Equity Fund	30,259,878	2,716,256

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

6. Purchases and Sales of Securities (continued)
	Purchases	Sales
Colonial Global Equity Fund	$6,877,652	$370,839

Colonial International Horizons Fund	6,970,437	656,282

Crabbe Huson Real Estate Fund	2,483,093	16,618

Manning & Napier Small Cap Portfolio	39	2,711

Manning & Napier Growth Portfolio	17,706	201,585

Manning & Napier Equity Portfolio	854	4,261

MFS Emerging Growth Series Portfolio	19,159,645	5,315,596

MFS Bond Series Portfolio	6,759,259	728,435

MFS Research Series Portfolio	27,982,653	4,069,747

Mitchell Hutchins Balanced Portfolio	685,108	90,014

Mitchell Hutchins Global Equity Portfolio	392,358	13,861

Mitchell Hutchins Growth Portfolio	2,605,543	621,764

Mitchell Hutchins Growth & Income Portfolio	1,011,732	274,751

Mitchell Hutchins Strategic Income Portfolio	59,167	175

Mitchell Hutchins Tactical Allocation Portfolio	26,404,643	2,785,999

SteinRoe Money Market Fund	119,338,843	66,070,080

SteinRoe Small Company Growth Fund	3,241,233	2,067,799

SteinRoe Balanced Fund	95,713,804	22,106,834

SteinRoe Mortgage Securities Fund	24,049,349	5,072,327

SteinRoe Growth Stock Fund	57,227,972	5,698,757

	$991,541,095	$211,742,583

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

7. Diversification Requirements

Under the provisions of Section 817(h) of the Internal Revenue Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefit plans, will not be treated as an annuity contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that the Variable Account satisfies the current requirements of the regulations, and it intends that the Variable Account will continue to meet such requirements.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Net Assets

December 31, 2000

(unaudited)

Assets
Investments at market value:
AIM Variable Insurance Funds, Inc.
AIM Capital Appreciation Fund -KG17 930,010 shares (cost $33,515,061)	$28,681,496
AIM Growth Fund -KG16 321,600 shares (cost $9,510,929)	7,982,109
AIM International Equity Fund -KG12 574,193 shares (cost $13,126,394)	11,552,763
AIM Value Fund -KG18 1,310,393 shares (cost $42,016,173)	35,786,830

Alger American Fund
Alger American Growth Portfolio - 2,275,303 shares (cost $124,828,053)	107,553,579
Alger American Small Capitalization Portfolio - 1,084,411 shares (cost $40,720,347)	25,472,804

Alliance Variable Products Series Fund, Inc.
Alliance Premier Growth Portfolio (A) - 4,840,110 shares (cost $151,386,390)	155,125,529
Alliance Premier Growth Portfolio (B) - 1,679,287 shares (cost $64,296,783)	53,619,645
Alliance Technology Portfolio (B) - 1,393,138 shares (cost $47,861,215)	34,689,132
Alliance Global Bond Portfolio (A) - 2,610,821 shares (cost $30,320,171)	28,614,596
Alliance Global Bond Portfolio (B) - 521,840 shares (cost $5,707,004)	5,698,495
Alliance Growth & Income Portfolio (A) - 382,082 shares (cost $8,310,206)	8,845,195
Alliance Growth & Income Portfolio (B) - 546,241 shares (cost $11,956,954)	12,596,322
Alliance Real Estate Portfolio (A) - 93,181 shares (cost $910,407)	1,001,694
Alliance Worldwide Privatization (B) - 14,255 shares (cost $242,692)	222,665

Exeter Insurance Fund, Inc.
Exeter Growth Fund - 23,517 shares (cost $297,817)	338,406
Exeter Moderate Growth Fund - 14,750 shares (cost $158,854)	169,474

Fidelity VIP Funds
Fidelity VIP Equity Income Fund - 170,725 shares (cost $4,146,749)	4,338,118
Fidelity VIP III Growth Opportunity Fund - 217,860 shares (cost $4,241,847)	3,851,767

Franklin Templeton Funds
Templeton Developing Markets Sec Fund - 357,948 shares (cost $2,408,182)	1,868,488

MFS Variable Insurance Trust
MFS Research Series IC - 2,748,021 shares (cost $50,029,749)	57,158,832
MFS Emerging Growth Series IC - 1,750,879 shares (cost $39,698,497)	50,495,338
MFS Bond Series IC -666,159 shares (cost $7,392,367)	7,540,923
MFS Growth Series SC - 423,660 shares (cost $5,955,140)	5,499,113
MFS Emerging Growth Series SC - 165,207 shares (cost $5,412,426)	4,761,271
MFS Growth with Income Series SC - 132,359 shares (cost $2,815,926)	2,776,893
MFS New Discoveries Series SC - 143,537 shares (cost $2,491,922)	2,381,282

Mitchell Hutchins Series Trust
Mitchell Hutchins Tactical Allocation Portfolio (I) - 1,935,695 shares (cost $31,587,405)	30,545,261
Mitchell Hutchins Growth Portfolio (I)- 124,715 shares (cost $2,421,225)	1,864,490
Mitchell Hutchins Balanced Portfolio (I) - 173,539 shares (cost $1,805,420)	1,719,772
Mitchell Hutchins Growth & Income Portfolio (I) - 83,816 shares (cost $1,279,627)	1,215,338
Mitchell Hutchins Global Equity Portfolio (I) - 45,906 shares (cost $691,716)	602,282
Mitchell Hutchins Strategic Income Portfolio (I) - 31,808 shares (cost $374,556)	359,743

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Net Assets

December 31, 2000

(unaudited)

Assets (continued)
Rydex Variable Trust
Rydex OTC Fund - 76,091 shares (cost $2,387,668)	$1,737,149
Rydex US Government Money Market Fund - 137,696 shares (cost $137,696)	137,696

Liberty Variable Investment Trust
Colonial Global Equity Fund, VS (B) - 904,103 shares (cost $9,375,956)	8,534,730
Colonial High Yield Securities Fund, VS (A) - 1,652,186 shares (cost $14,887,643)	12,308,783
Colonial High Yield Securities Fund, VS (B) - 130,073 shares (cost $1,086,182)	965,141
Colonial International Fund for Growth, VS (A) - 22,890,389 shares (cost $45,338,537)	44,178,450
Colonial International Horizons Fund, VS (A) - 1,095,645 (cost $11,856,012)	10,846,889
Colonial Small Cap Value Fund, VS (A) - 428,030 shares (cost $3,799,971)	4,592,767
Colonial Small Cap Value Fund, VS (B) - 283,464 shares (cost $2,898,413)	3,041,564
Colonial Strategic Income Fund, VS (A) - 9,869,177 shares (cost $109,687,685)	92,967,644
Colonial Strategic Income Fund, VS (B) - 314,030 shares (cost $3,234,862)	2,951,884
Colonial U.S. Growth & Income Fund, VS (A) - 6,427,665 (cost $118,627,939)	117,433,431
Colonial U.S. Growth & Income Fund, VS (B) - 193,560 shares (cost $3,753,039)	3,534,399
Crabbe Huson Real Estate Fund, VS (B) - 425,138 shares (cost $4,028,068)	3,902,769
Liberty All-Star Equity Fund, VS (A) - 4,925,344 shares (cost $58,809,821)	61,172,772
Liberty All-Star Equity Fund, VS (B) - 195,425 shares (cost $2,572,417)	2,427,174
Liberty Newport Japan Opp Fund, VS (B) - 209,824 shares (cost $2,506,592)	1,770,916
Liberty Newport Japan Opp Fund,VS - 8,333 shares (cost $100,000)	70,333
Liberty S&P 500 Index Fund, VS - 8,374 shares (cost $100,458)	94,873
Liberty S&P 500 Index Fund, VS (B) - 936,807 shares (cost $11,280,970)	10,604,651
Liberty Select Value Fund, VS - 8,412 shares (cost $101,042)	111,377
Liberty Select Value Fund, VS (B) - 272,301 shares (cost $3,382,424)	3,605,264
Liberty Value Fund, VS (A) - 7,080,536 shares (cost $110,953,651)	106,986,893
Liberty Value Fund, VS (B) - 68,145 shares (cost $978,602)	1,027,629
Newport Tiger Fund, VS (A) - 5,737,422 shares (cost $11,783,448)	12,564,954
Newport Tiger Fund, VS (B) - 265,246 shares (cost $647,731)	580,888
Rydex Financial Services Fund, VS (A) - 8,400 shares (cost $100,958)	121,878
Rydex Financial Services Fund, VS (B) - 151,946 shares (cost $1,949,145)	2,203,223
Rydex Health Care Fund, VS - 8,333 shares (cost $100,000)	118,500
Rydex Health Care Fund, VS (B) - 197,609 shares (cost $2,518,369)	2,810,002
SteinRoe Global Utilities Fund, VS (A) - 3,695,619 shares (cost $52,372,619)	49,040,859
Wanger Foreign Forty Fund, VS - 9,090 shares (cost $149,870)	157,172
Wanger International Small Cap Fund, VS - 9,299 shares (cost $266,874)	264,936
Wanger Twenty Fund, VS - 25,371 shares (cost $347,487)	357,228
Wanger US Small Cap Fund, VS - 21,102 shares (cost $412,644)	421,837

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Net Assets

December 31, 2000

(unaudited)

Assets (continued)
SteinRoe Variable Investment Trust
SteinRoe Balanced Fund VS (A) - 8,909,591 shares (cost $145,838,567)	$145,671,805
SteinRoe Balanced Fund VS (B) - 812,247 shares (cost $13,641,391)	13,263,993
SteinRoe Growth Stock Fund VS (A) - 3,037,678 shares (cost $147,628,393)	135,632,341
SteinRoe Growth Stock Fund VS (B) - 365,145 shares (cost $18,921,408)	16,278,160
SteinRoe Money Market Fund VS (A) - 131,286,144 shares (cost $131,286,144)	131,286,144
SteinRoe Mortgage Securities Fund VS (A) - 4,484,238 shares (cost $47,046,703)	48,295,247
SteinRoe Mortgage Securities Fund VS (B) - 638,487 shares (cost $6,635,332)	6,850,970
SteinRoe Small Company Growth Fund VS (A) - 601,880 shares (cost $10,060,038)	11,483,864

Total assets	$1,767,338,824

Net assets
Variable annuity contracts (Note 5)	$1,418,033,240
Annuity reserves (Note 2)	327,437,171
Invested by Keyport Life Insurance Company (Note 2)	21,868,413

Total net assets	$1,767,338,824

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

	AIM Capital		AIM
	Appreciation Fund		Growth Fund
	2000	1999	2000	1999
Income
Dividends	$791,334	$101,108	$270,330	$212,546
Expenses (Note 3)
Mortality and expense risk
and administrative charges	280,910	17,797	116,553	30,050
Net investment income (expense)	510,424	83,311	153,777	182,496
Realized gain (loss)	(31,627)	13,447	(8,957)	(7,215)
Unrealized appreciation (depreciation)
during the period	(5,886,232)	1,052,087	(2,404,819)	860,371
Net increase (decrease) in net assets
from operations	(5,407,435)	1,148,845	(2,259,999)	1,035,652

Purchase payments from contract owners	28,617,427	4,185,089	5,770,717	5,331,334
Transfers between accounts	8,942,016	993,933	1,529,690	880,608
Contract terminations and annuity payouts	(9,188,856)	(619,077)	(3,404,093)	(1,103,810)
Other transfers to Keyport Life
Insurance Company	-	-	-	-
Net increase (decrease) in net assets from
contract transactions	28,370,587	4,559,945	3,896,314	5,108,132

Net assets at beginning of period	5,718,344	9,554	6,345,794	202,010

Net assets at end of period	$28,681,496	$5,718,344	$7,982,109	$6,345,794

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)
	AIM International
	Equity Fund		AIM Value Fund
	2000	1999	2000	1999
Income
Dividends	$1,291,986	$231,844	$1,592,466	$169,257
Expenses (Note 3)
Mortality and expense risk
and administrative charges	148,967	32,232	382,928	33,040
Net investment income (expense)	1,143,019	199,612	1,209,538	136,217
Realized gain (loss)	4,078,130	482,068	55,430	17,433
Unrealized appreciation (depreciation)
during the period	(3,024,696)	1,436,781	(7,297,083)	1,067,740
Net increase (decrease) in net assets
from operations	2,196,453	2,118,461	(6,032,115)	1,221,390

Purchase payments from contract owners	10,381,538	4,185,708	31,540,085	8,344,951
Transfers between accounts	(4,517,330)	210,278	9,795,758	5,539,801
Contract terminations and annuity payouts	(2,731,372)	(616,109)	(11,484,296)	(3,138,744)
Other transfers to Keyport Life
Insurance Company	-	-	-	-
Net increase (decrease) in net assets from
contract transactions	3,132,836	3,779,877	29,851,547	10,746,008

Net assets at beginning of period	6,223,474	325,136	11,967,398	-

Net assets at end of period	$11,552,763	$6,223,474	$35,786,830	$11,967,398

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

	Alger American		Alger American Small
	Growth Portfolio		Capitalization Portfolio
	2000	1999	2000	1999
Income
Dividends	$15,624,947	$4,125,851	$11,019,831	$1,377,954
Expenses (Note 3)
Mortality and expense risk
and administrative charges	1,620,516	750,374	402,960	190,423
Net investment income (expense)	14,004,431	3,375,477	10,616,871	1,187,531
Realized gain (loss)	(578,236)	40,351	(162,807)	54,937
Unrealized appreciation (depreciation)
during the period	(34,859,747)	14,054,925	(20,711,733)	4,938,728
Net increase (decrease) in net assets
from operations	(21,433,552)	17,470,753	(10,257,669)	6,181,196

Purchase payments from contract owners	30,568,986	45,556,871	11,141,425	6,670,716
Transfers between accounts	19,672,369	27,719,972	6,210,918	4,150,100
Contract terminations and annuity payouts	(17,822,902)	(16,386,178)	(5,055,905)	(2,224,408)
Other transfers to Keyport Life
Insurance Company	-	-	-	-
Net increase (decrease) in net assets from
contract transactions	32,418,453	56,890,665	12,296,438	8,596,408

Net assets at beginning of period	96,568,678	22,207,260	23,434,035	8,656,431

Net assets at end of period	$107,553,579	$96,568,678	$25,472,804	$23,434,035

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

	Alliance Global		Alliance Global
	Bond Portfolio (A)		Bond Portfolio (B)
	2000	1999	2000	1999
Income
Dividends	$1,298,382	$717,113	$-	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	456,931	290,442	2,750	4,514
Net investment income (expense)	841,451	426,671	(2,750)	(4,514)
Realized gain (loss)	(169,198)	(1,298)	(1,362)	6,228
Unrealized appreciation (depreciation)
during the period	(732,891)	(1,642,033)	42	(8,551)
Net increase (decrease) in net assets
from operations	(60,638)	(1,216,660)	(4,070)	(6,837)

Purchase payments from contract owners	6,399,542	14,226,536	-
Transfers between accounts	(2,808)	8,708,174	3,988,683	1,731,231
Contract terminations and annuity payouts	(5,726,822)	(5,229,415)	(10,512)
Other transfers to Keyport Life
Insurance Company	-	-	-	-
Net increase (decrease) in net assets from
contract transactions	669,912	17,705,295	3,978,171	1,731,231

Net assets at beginning of period	28,005,322	11,516,687	1,724,394

Net assets at end of period	$28,614,596	$28,005,322	$5,698,495	$1,724,394

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

	Alliance Premier		Alliance Premier
	Growth Portfolio (A)		Growth Portfolio (B)
	2000	1999	2000		1999
Income
Dividends	$11,946,785	$1,528,062	$-	$
Expenses (Note 3)
Mortality and expense risk
and administrative charges	3,082,507	1,624,556	18,558		31,174
Net investment income (expense)	8,864,278	(96,494)	(18,558)		(31,174)
Realized gain (loss)	(945,508)	10,224	6,736		34,093
Unrealized appreciation (depreciation)
during the period	(40,469,657)	34,532,124	(12,273,525)		1,596,386
Net increase (decrease) in net assets
from operations	(32,550,887)	34,445,854	(12,285,347)		1,599,305

Purchase payments from contract owners	64,880,651	89,118,935	-
Transfers between accounts	(24,628,672)	35,163,003	50,167,586		14,138,101
Contract terminations and annuity payouts	(35,810,747)	(29,222,853)	-
Other transfers to Keyport Life
Insurance Company	-	-	-		-
Net increase (decrease) in net assets from
contract transactions	4,441,232	95,059,085	50,167,586		14,138,101

Net assets at beginning of period	183,235,184	53,730,245	15,737,406

Net assets at end of period	$155,125,529	$183,235,184	$53,619,645		$15,737,406

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

	Alliance Growth &		Alliance Growth &
	Income Portfolio (A)		Income Portfolio (B)
	2000	1999	2000		1999
Income
Dividends	$843,189	$233,094	$-	$
Expenses (Note 3)
Mortality and expense risk
and administrative charges	185,001	43,751	1,545		4,395
Net investment income (expense)	658,188	189,343	(1,545)		(4,395)
Realized gain (loss)	68,409	(2,141)	(48,029)		(4,082)
Unrealized appreciation (depreciation)
during the period	486,806	(8,268)	574,238		65,130
Net increase (decrease) in net assets
from operations	1,213,403	178,934	524,664		56,653

Purchase payments from contract owners	15,879,323	8,481,681	-		-
Transfers between accounts	(8,064,994)	(996,576)	10,209,260		1,805,745
Contract terminations and annuity payouts	(6,898,071)	(1,508,301)	-		-
Other transfers to Keyport Life
Insurance Company	-	-	-		-
Net increase (decrease) in net assets from
contract transactions	916,258	5,976,804	10,209,260		1,805,745

Net assets at beginning of period	6,715,534	559,796	1,862,398

Net assets at end of period	$8,845,195	$6,715,534	$12,596,322		$1,862,398

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

	Alliance Real		Alliance
	Estate Portfolio (A)		Technology Portfolio (B)
	2000	1999	2000	1999
Income
Dividends	$43,480	$22,514	$1,837,236	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	14,280	8,164	419,064	17,881
Net investment income (expense)	29,200	14,350	1,418,172	(17,881)
Realized gain (loss)	25,175	(241)	(447,583)	61,619
Unrealized appreciation (depreciation)
during the period	168,747	(75,059)	(14,965,181)	1,793,097
Net increase (decrease) in net assets
from operations	223,122	(60,950)	(13,994,592)	1,836,835

Purchase payments from contract owners	370,360	1,082,272	34,961,612	6,575,226
Transfers between accounts	(295,122)	(2,353)	14,433,093	2,034,349
Contract terminations and annuity payouts	(323,356)	(111,440)	(9,967,622)	(1,189,769)
Other transfers to Keyport Life
Insurance Company	-	-	-	-
Net increase (decrease) in net assets from
contract transactions	(248,118)	968,479	39,427,083	7,419,806

Net assets at beginning of period	1,026,690	119,161	9,256,641	-

Net assets at end of period	$1,001,694	$1,026,690	$34,689,132	$9,256,641

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

Alliance Worldwide		Templeton Developing
Privatization Fund (B)*		Markets Sec. Fund
	2000	2000	1999
Income
Dividends	$-	$10,213	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	775	24,888	1,741
Net investment income (expense)	(775)	(14,675)	(1,741)
Realized gain (loss)	(1,010)	(5,430)	346
Unrealized appreciation (depreciation)
during the period	(20,027)	(657,375)	117,681
Net increase (decrease) in net assets
from operations	(21,812)	(677,480)	116,286

Purchase payments from contract owners	136,906	1,019,856	683,637
Transfers between accounts	112,555	876,671	131,425
Contract terminations and annuity payouts	(4,984)	(258,802)	(23,105)
Other transfers to Keyport Life
Insurance Company	-	-	-
Net increase (decrease) in net assets from
contract transactions	244,477	1,637,725	791,957

Net assets at beginning of period	-	908,243	-

Net assets at end of period	$222,665	$1,868,488	$908,243

* Commenced operations June 1, 2000

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

	Fidelity VIP Equity	Fidelity VIP III Growth
	Income Fund*	Opportunities Fund*	Liberty Value Fund, VS (A)**
	2000	2000	2000	1999
Income
Dividends	$-	$-	$1,627,420	$23,259,913
Expenses (Note 3)
Mortality and expense risk
and administrative charges	13,126	12,824	1,383,184	1,113,754
Net investment income (expense)	(13,126)	(12,824)	244,236	22,146,159
Realized gain (loss)	849	(281)	375,117	11,844
Unrealized appreciation (depreciation)
during the period	191,370	(390,080)	13,446,195	(19,403,775)
Net increase (decrease) in net assets
from operations	179,093	(403,185)	14,065,548	2,754,228

Purchase payments from contract owners	3,682,789	3,749,188	7,162,176	36,657,225
Transfers between accounts	929,487	1,100,537	(2,761,851)	26,613,474
Contract terminations and annuity payouts	(453,251)	(594,773)	(11,899,071)	(15,183,259)
Other transfers to Keyport Life
Insurance Company	-	-	-	18,401
Net increase (decrease) in net assets from
contract transactions	4,159,025	4,254,952	(7,498,746)	48,105,841

Net assets at beginning of period	-	-	100,420,091	49,560,022

Net assets at end of period	$4,338,118	$3,851,767	$106,986,893	$100,420,091

* Commenced operations June 1, 2000

** Name Change from Colonial Growth & Income effective June 1, 2000

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

Liberty Value		SteinRoe
Fund, VS (B)*		Global Utilities Fund, VS (A)
	2000	2000	1999
Income
Dividends	$12,572	$5,296,134	$1,355,330
Expenses (Note 3)
Mortality and expense risk
and administrative charges	1,579	718,811	418,090
Net investment income (expense)	10,993	4,577,323	937,240
Realized gain (loss)	(84)	(50,606)	43,748
Unrealized appreciation (depreciation)
during the period	49,027	(12,842,593)	8,110,911
Net increase (decrease) in net assets
from operations	59,936	(8,315,876)	9,091,899

Purchase payments from contract owners	434,024	11,035,837	17,956,204
Transfers between accounts	585,014	7,158,827	8,600,913
Contract terminations and annuity payouts	(51,345)	(7,506,216)	(5,126,741)
Other transfers to Keyport Life
Insurance Company	-	-	2,232
Net increase (decrease) in net assets from
contract transactions	967,693	10,688,448	21,432,608

Net assets at beginning of period	-	46,668,287	16,143,780

Net assets at end of period	$1,027,629	$49,040,859	$46,668,287

* Commenced operations June 1, 2000

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

	Colonial International		Colonial
	Fund for Growth, VS (A)		Strategic Income Fund, VS (A)
	2000	1999	2000	1999
Income
Dividends	$6,750,426	$422,000	$9,150,642	$7,496,637
Expenses (Note 3)
Mortality and expense risk
and administrative charges	698,723	617,550	1,360,040	1,099,621
Net investment income (expense)	6,051,703	(195,550)	7,790,602	6,397,016
Realized gain (loss)	468,922	261,754	(215,327)	7,539
Unrealized appreciation (depreciation)
during the period	(17,563,623)	16,101,378	(8,930,078)	(6,026,313)
Net increase (decrease) in net assets
from operations	(11,042,998)	16,167,582	(1,354,803)	378,242

Purchase payments from contract owners	2,881,909	9,502,502	13,029,085	37,409,240
Transfers between accounts	(201,683)	3,970,819	(7,860,930)	32,717,261
Contract terminations and annuity payouts	(5,424,797)	(5,573,546)	(14,185,880)	(16,167,084)
Other transfers to Keyport Life
Insurance Company	-	639	-	-
Net increase (decrease) in net assets from
contract transactions	(2,744,571)	7,900,414	(9,017,725)	53,959,417

Net assets at beginning of period	57,966,019	33,898,023	103,340,172	49,002,513

Net assets at end of period	$44,178,450	$57,966,019	$92,967,644	$103,340,172

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

Colonial Strategic		Colonial US Growth
Income Fund, VS (B)*		& Income Fund, VS (A)
	2000	2000	1999
Income
Dividends	$288,149	$13,479,046	$6,120,287
Expenses (Note 3)
Mortality and expense risk
and administrative charges	8,485	1,599,033	1,189,617
Net investment income (expense)	279,664	11,880,013	4,930,670
Realized gain (loss)	(159)	342,671	37,415
Unrealized appreciation (depreciation)
during the period	(282,978)	(9,421,100)	4,116,559
Net increase (decrease) in net assets
from operations	(3,473)	2,801,584	9,084,644

Purchase payments from contract owners	2,876,762	17,174,256	39,987,438
Transfers between accounts	632,042	(2,127,478)	22,124,597
Contract terminations and annuity payouts	(553,447)	(14,865,867)	(13,821,211)
Other transfers to Keyport Life
Insurance Company	-	-	4,860
Net increase (decrease) in net assets from
contract transactions	2,955,357	180,911	48,295,684

Net assets at beginning of period	-	114,450,936	57,070,608

Net assets at end of period	$2,951,884	$117,433,431	$114,450,936

* Commenced operations June 1, 2000

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

Colonial US Growth		Colonial High Yield
& Income Fund, VS (B)*		Securities Fund, VS (A)
	2000	2000	1999
Income
Dividends	$305,549	$1,177,649	$526,823
Expenses (Note 3)
Mortality and expense risk
and administrative charges	9,946	161,431	66,776
Net investment income (expense)	295,603	1,016,218	460,047
Realized gain (loss)	1,178	(38,222)	(612)
Unrealized appreciation (depreciation)
during the period	(218,640)	(2,022,600)	(508,444)
Net increase (decrease) in net assets
from operations	78,141	(1,044,604)	(49,009)

Purchase payments from contract owners	2,919,119	7,687,284	8,271,916
Transfers between accounts	873,659	12,958	677,592
Contract terminations and annuity payouts	(336,520)	(3,313,176)	(878,921)
Other transfers to Keyport Life
Insurance Company	-	-	47
Net increase (decrease) in net assets from
contract transactions	3,456,258	4,387,066	8,070,634

Net assets at beginning of period	-	8,966,321	944,696

Net assets at end of period	$3,534,399	$12,308,783	$8,966,321

* Commenced operations June 1, 2000

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

Colonial High Yield		Colonial Small Cap
Securities Fund, VS (B)*		Value Fund, VS (A)
	2000	2000	1999
Income
Dividends	$89,498	$47,483	$1,957
Expenses (Note 3)
Mortality and expense risk
and administrative charges	3,650	47,250	8,163
Net investment income (expense)	85,848	233	(6,206)
Realized gain (loss)	(1,929)	(936)	652
Unrealized appreciation (depreciation)
during the period	(121,041)	659,239	128,204
Net increase (decrease) in net assets
from operations	(37,122)	658,536	122,650

Purchase payments from contract owners	1,266,468	3,120,102	1,353,806
Transfers between accounts	(56,493)	683,823	109,900
Contract terminations and annuity payouts	(207,712)	(1,430,465)	(71,652)
Other transfers to Keyport Life
Insurance Company	-	-	12
Net increase (decrease) in net assets from
contract transactions	1,002,263	2,373,460	1,392,066

Net assets at beginning of period	-	1,560,771	46,055

Net assets at end of period	$965,141	$4,592,767	$1,560,771

* Commenced operations June 1, 2000

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

Colonial Small Cap
Value Fund, VS (B)*		Newport Tiger Fund, VS (A)
	2000	2000	1999
Income
Dividends	$31,086	$124,113	$80,205
Expenses (Note 3)
Mortality and expense risk
and administrative charges	7,567	191,370	98,281
Net investment income (expense)	23,519	(67,257)	(18,076)
Realized gain (loss)	1,269	365,895	99,866
Unrealized appreciation (depreciation)
during the period	143,151	(2,362,610)	3,908,644
Net increase (decrease) in net assets
from operations	167,939	(2,063,972)	3,990,434

Purchase payments from contract owners	2,603,493	2,979,946	2,762,039
Transfers between accounts	795,115	2,139,594	1,203,071
Contract terminations and annuity payouts	(524,983)	(1,497,502)	(1,236,774)
Other transfers to Keyport Life
Insurance Company	-	-	-
Net increase (decrease) in net assets from
contract transactions	2,873,625	3,622,038	2,728,336

Net assets at beginning of period	-	11,006,888	4,288,118

Net assets at end of period	$3,041,564	$12,564,954	$11,006,888

* Commenced operations June 1, 2000

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

Newport		Liberty All-Star
Tiger Fund, VS (B)*		Equity Fund, VS (A)
	2000	2000	1999
Income
Dividends	$5,183	$3,905,476	$2,304,616
Expenses (Note 3)
Mortality and expense risk
and administrative charges	3,470	800,147	444,590
Net investment income (expense)	1,713	3,105,329	1,860,026
Realized gain (loss)	103,101	4,365,739	5,652
Unrealized appreciation (depreciation)
during the period	(66,843)	(5,456,020)	2,599,215
Net increase (decrease) in net assets
from operations	37,971	2,015,048	4,464,893

Purchase payments from contract owners	468,609	7,773,581	21,278,246
Transfers between accounts	113,209	10,559,884	11,009,736
Contract terminations and annuity payouts	(38,901)	(6,501,759)	(6,610,197)
Other transfers to Keyport Life
Insurance Company	-	(24,261,924)	531
Net increase (decrease) in net assets from
contract transactions	542,917	(12,430,218)	25,678,316

Net assets at beginning of period	-	71,587,942	41,444,733

Net assets at end of period	$580,888	$61,172,772	$71,587,942

* Commenced operations June 1, 2000

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

Liberty All-Star		Colonial Global
Equity Fund, VS (B)*		Equity Fund, VS (B)
	2000	2000	1999
Income
Dividends	$133,989	$-	$28,046
Expenses (Note 3)
Mortality and expense risk
and administrative charges	7,466	46,611	3,386
Net investment income (expense)	126,523	(46,611)	24,660
Realized gain (loss)	(609)	(16,840)	7,366
Unrealized appreciation (depreciation)
during the period	(145,243)	(1,554,801)	713,576
Net increase (decrease) in net assets
from operations	(19,329)	(1,618,252)	745,602

Purchase payments from contract owners	2,136,206	2,828,237	1,671,713
Transfers between accounts	590,006	1,273,299	5,176,579
Contract terminations and annuity payouts	(279,709)	(1,176,309)	(366,139)
Other transfers to Keyport Life
Insurance Company	-	-	-
Net increase (decrease) in net assets from
contract transactions	2,446,503	2,925,227	6,482,153

Net assets at beginning of period	-	7,227,755	-

Net assets at end of period	$2,427,174	$8,534,730	$7,227,755

* Commenced operations June 1, 2000

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

	Colonial Int'l		Crabbe Huson Real
	Horizons Fund, VS (B)		Estate Fund, VS (B)
	2000	1999	2000	1999
Income
Dividends	$-	$60,630	$203,791	$63,727
Expenses (Note 3)
Mortality and expense risk
and administrative charges	74,209	5,109	14,412	872
Net investment income (expense)	(74,209)	55,521	189,379	62,855
Realized gain (loss)	745	14,031	(398)	(142)
Unrealized appreciation (depreciation)
during the period	(2,144,743)	1,135,620	215,587	(340,886)
Net increase (decrease) in net assets
from operations	(2,218,207)	1,205,172	404,568	(278,173)

Purchase payments from contract owners	6,815,162	2,221,592	1,195,761	260,599
Transfers between accounts	1,630,988	4,764,826	716,530	2,160,347
Contract terminations and annuity payouts	(2,844,860)	(727,784)	(539,537)	(17,326)
Other transfers to Keyport Life
Insurance Company	-	-	-	-
Net increase (decrease) in net assets from
contract transactions	5,601,290	6,258,634	1,372,754	2,403,620

Net assets at beginning of period	7,463,806	-	2,125,447	-

Net assets at end of period	$10,846,889	$7,463,806	$3,902,769	$2,125,447

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

Liberty Newport Japan		Liberty Newport Japan	Liberty S&P 500
Opportunities Fund, VS (A)*		Opportunities Fund, VS (B)*	Index Fund, VS (A)*
	2000	2000	2000
Income
Dividends	$-	$-	$458
Expenses (Note 3)
Mortality and expense risk
and administrative charges	-	466	-
Net investment income (expense)	-	(466)	458
Realized gain (loss)	-	24,718	-
Unrealized appreciation (depreciation)
during the period	(29,667)	(735,676)	(5,585)
Net increase (decrease) in net assets
from operations	(29,667)	(711,424)	(5,127)

Purchase payments from contract owners	-	89,946	-
Transfers between accounts	-	10,384	-
Contract terminations and annuity payouts	-	(17,990)	-
Other transfers to Keyport Life
Insurance Company	100,000	2,400,000	100,000
Net increase (decrease) in net assets from
contract transactions	100,000	2,482,340	100,000

Net assets at beginning of period	-	-	-

Net assets at end of period	$70,333	$1,770,916	$94,873

* Commenced operations June 1, 2000

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

Liberty S&P 500		Liberty Select	Liberty Select
Index Fund, VS (B)*		Value Fund, VS (A)*	Value Fund, VS (B)*
	2000	2000	2000
Income
Dividends	$50,682	$1,042	$33,592
Expenses (Note 3)
Mortality and expense risk
and administrative charges	18,747	-	3,997
Net investment income (expense)	31,935	1,042	29,595
Realized gain (loss)	(410)	-	(2,136)
Unrealized appreciation (depreciation)
during the period	(676,319)	10,335	222,840
Net increase (decrease) in net assets
from operations	(644,794)	11,377	250,299

Purchase payments from contract owners	6,053,817	-	1,276,661
Transfers between accounts	1,376,654	-	274,412
Contract terminations and annuity payouts	(1,081,026)	-	(96,108)
Other transfers to Keyport Life
Insurance Company	4,900,000	100,000	1,900,000
Net increase (decrease) in net assets from
contract transactions	11,249,445	100,000	3,354,965

Net assets at beginning of period	-	-	-

Net assets at end of period	$10,604,651	$111,377	$3,605,264

* Commenced operations June 1, 2000

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

Rydex Financial		Rydex Financial	Rydex Health
Services Fund, VS (A)*		Services Fund, VS (B)*	Care Fund, VS (A)*
	2000	2000	2000
Income
Dividends	$958	$17,010	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	-	3,225	-
Net investment income (expense)	958	13,785	-
Realized gain (loss)	-	(56)	-
Unrealized appreciation (depreciation)
during the period	20,920	254,078	18,500
Net increase (decrease) in net assets
from operations	21,878	267,807	18,500

Purchase payments from contract owners	-	1,011,836	-
Transfers between accounts	-	213,100	-
Contract terminations and annuity payouts	-	(189,520)	-
Other transfers to Keyport Life
Insurance Company	100,000	900,000	100,000
Net increase (decrease) in net assets from
contract transactions	100,000	1,935,416	100,000

Net assets at beginning of period	-	-	-

Net assets at end of period	$121,878	$2,203,223	$118,500

* Commenced operations June 1, 2000

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

Rydex Health		Wanger Foreign	Wanger International
Care Fund, VS (B)*		Forty Fund, VS**	Small Cap Fund, VS**
	2000	2000	2000
Income
Dividends	$-	$-	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	4,969	80	132
Net investment income (expense)	(4,969)	(80)	(132)
Realized gain (loss)	178	205	960
Unrealized appreciation (depreciation)
during the period	291,633	7,302	(1,937)
Net increase (decrease) in net assets
from operations	286,842	7,427	(1,109)

Purchase payments from contract owners	1,366,274	138,403	235,795
Transfers between accounts	446,647	11,395	49,534
Contract terminations and annuity payouts	(189,761)	(53)	(19,284)
Other transfers to Keyport Life
Insurance Company	900,000	-	-
Net increase (decrease) in net assets from
contract transactions	2,523,160	149,745	266,045

Net assets at beginning of period	-	-	-

Net assets at end of period	$2,810,002	$157,172	$264,936

* Commenced operations June 1, 2000

** Commenced operation October 16, 2000

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

			Exeter Moderate
	Exeter Growth Fund		Growth Fund
	2000	1999	2000	1999
Income
Dividends	$8,336	$17,706	$-	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	1,111	1,055	116	-
Net investment income (expense)	7,225	16,651	(116)	-
Realized gain (loss)	57	(10,293)	5	-
Unrealized appreciation (depreciation)
during the period	42,242	26,456	10,620	-
Net increase (decrease) in net assets
from operations	49,524	32,814	10,509	-

Purchase payments from contract owners	-	-	160,000	-
Transfers between accounts	-	(200,529)	(1,035)	-
Contract terminations and annuity payouts	-	-	-	-
Other transfers to Keyport Life
Insurance Company	-	-	-	-
Net increase (decrease) in net assets from
contract transactions	-	(200,529)	158,965	-

Net assets at beginning of period	288,882	456,597	-	-

	$338,406	$288,882	$169,474	$-

*Name Change From Manning & Napier Growth Portfolio effective October 11, 2000

**Name Change From Manning & Napier Equity Portfolio effective October 11, 2000

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

	MFS Emerging
	Growth Series IC		MFS Bond Series IC
	2000	1999	2000	1999
Income
Dividends	$3,259,564	$-	$359,334	$59,673
Expenses (Note 3)
Mortality and expense risk
and administrative charges	808,517	439,623	99,390	56,119
Net investment income (expense)	2,451,047	(439,623)	259,944	3,554
Realized gain (loss)	(207,887)	236,766	20,560	583
Unrealized appreciation (depreciation)
during the period	(15,747,140)	23,048,053	265,073	(126,367)
Net increase (decrease) in net assets
from operations	(13,503,980)	22,845,196	545,577	(122,230)

Purchase payments from contract owners	5,989,706	12,040,565	2,245,547	7,053,474
Transfers between accounts	8,135,816	6,932,697	(401,708)	(208,097)
Contract terminations and annuity payouts	(6,457,134)	(4,689,590)	(1,615,873)	(818,108)
Other transfers to Keyport Life
Insurance Company	-	-	-	-
Net increase (decrease) in net assets from
contract transactions	7,668,388	14,283,672	227,966	6,027,269

Net assets at beginning of period	56,330,930	19,202,062	6,767,380	862,341

Net assets at end of period	$50,495,338	$56,330,930	$7,540,923	$6,767,380

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

			MFS Emerging
	MFS Research Series IC		Growth Series *
	2000	1999	2000
Income
Dividends	$4,061,966	$480,701	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	877,391	606,895	15,057
Net investment income (expense)	3,184,575	(126,194)	(15,057)
Realized gain (loss)	142,010	(5,817)	(8,874)
Unrealized appreciation (depreciation)
during the period	(7,004,412)	10,633,721	(651,155)
Net increase (decrease) in net assets
from operations	(3,677,827)	10,501,710	(675,086)

Purchase payments from contract owners	4,451,754	19,066,897	5,123,377
Transfers between accounts	1,024,887	12,814,399	1,002,812
Contract terminations and annuity payouts	(6,230,826)	(7,842,197)	(689,832)
Other transfers to Keyport Life
Insurance Company	-	-	-
Net increase (decrease) in net assets from
contract transactions	(754,185)	24,039,099	5,436,357

Net assets at beginning of period	61,590,844	27,050,035	-

Net assets at end of period	$57,158,832	$61,590,844	$4,761,271

* Commenced operations June 1, 2000

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

MFS Growth			MFS New
with Income Series SC*		MFS Growth Series SC*	Discovery Series SC*
	2000	2000	2000
Income
Dividends	$-	$-	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	8,662	16,049	7,807
Net investment income (expense)	(8,662)	(16,049)	(7,807)
Realized gain (loss)	(2,251)	(687)	(4,741)
Unrealized appreciation (depreciation)
during the period	(39,034)	(456,027)	(110,640)
Net increase (decrease) in net assets
from operations	(49,947)	(472,763)	(123,188)

Purchase payments from contract owners	2,516,075	4,932,267	1,994,860
Transfers between accounts	831,357	1,710,797	797,967
Contract terminations and annuity payouts	(520,592)	(671,188)	(288,357)
Other transfers to Keyport Life
Insurance Company	-	-	-
Net increase (decrease) in net assets from
contract transactions	2,826,840	5,971,876	2,504,470

Net assets at beginning of period	-	-	-

Net assets at end of period	$2,776,893	$5,499,113	$2,381,282

* Commenced operations June 1, 2000

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

	Mitchell Hutchins		Mitchell Hutchins
	Balanced Portfolio (I)		Global Equity Portfolio (I)
	2000	1999	2000	1999
Income
Dividends	$116,647	$5	$56,893	$282
Expenses (Note 3)
Mortality and expense risk
and administrative charges	13,311	1,895	7,994	639
Net investment income (expense)	103,336	(1,890)	48,899	(357)
Realized gain (loss)	3,557	1,318	2,329	273
Unrealized appreciation (depreciation)
during the period	(104,936)	19,287	(114,399)	24,964
Net increase (decrease) in net assets
from operations	1,957	18,715	(63,171)	24,880

Purchase payments from contract owners	1,812,084	290,494	442,794	356,489
Transfers between accounts	82,082	388,801	33,455	26,468
Contract terminations and annuity payouts	(792,051)	(82,310)	(214,530)	(4,103)
Other transfers to Keyport Life
Insurance Company	-	-	-	-
Net increase (decrease) in net assets from
contract transactions	1,102,115	596,985	261,719	378,854

Net assets at beginning of period	615,700	-	403,734	-

Net assets at end of period	$1,719,772	$615,700	$602,282	$403,734

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

	Mitchell Hutchins		Mitchell Hutchins
	Growth Portfolio (I)		Growth & Income Portfolio (I)
	2000	1999	2000	1999
Income
Dividends	$479,369	$24	$59,476	$1
Expenses (Note 3)
Mortality and expense risk
and administrative charges	31,899	8,050	13,732	1,440
Net investment income (expense)	447,470	(8,026)	45,744	(1,439)
Realized gain (loss)	25,343	(9,607)	2,531	(252)
Unrealized appreciation (depreciation)
during the period	(946,652)	389,917	(113,902)	49,613
Net increase (decrease) in net assets
from operations	(473,839)	372,284	(65,627)	47,922

Purchase payments from contract owners	907,833	1,463,018	1,168,073	556,246
Transfers between accounts	(274,867)	903,617	(18,028)	263,025
Contract terminations and annuity payouts	(658,726)	(374,830)	(655,422)	(80,851)
Other transfers to Keyport Life
Insurance Company	-	-	-	-
Net increase (decrease) in net assets from
contract transactions	(25,760)	1,991,805	494,623	738,420

Net assets at beginning of period	2,364,089	-	786,342	-

Net assets at end of period	$1,864,490	$2,364,089	1,215,338	786,342

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

	Mitchell Hutchins		Mitchell Hutchins Tactical
	Strategic Income Portfolio (I)		Allocation Portfolio (I)
	2000	1999	2000	1999
Income
Dividends	$15,530	$3,115	$563,257	$1,502,420
Expenses (Note 3)
Mortality and expense risk
and administrative charges	3,312	175	372,555	89,704
Net investment income (expense)	12,218	2,940	190,702	1,412,716
Realized gain (loss)	391	-	19,146	(763)
Unrealized appreciation (depreciation)
during the period	(11,714)	(3,099)	(1,245,682)	203,538
Net increase (decrease) in net assets
from operations	895	(159)	(1,035,834)	1,615,491

Purchase payments from contract owners	490,564	5,060	16,703,380	10,162,651
Transfers between accounts	45,388	50,992	2,479,339	15,571,444
Contract terminations and annuity payouts	(232,997)	-	(11,423,043)	(3,528,167)
Other transfers to Keyport Life
Insurance Company	-	-	-	-
Net increase (decrease) in net assets from
contract transactions	302,955	56,052	7,759,676	22,205,928

Net assets at beginning of period	55,893	-	23,821,419	-

Net assets at end of period	$359,743	$55,893	$30,545,261	$23,821,419

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

	Rydex	Rydex US Gov't
	OTC Fund***	Money Market Fund***
	2000	2000
Income
Dividends	$25,079	$240
Expenses (Note 3)
Mortality and expense risk
and administrative charges	5,423	31
Net investment income (expense)	19,656	209
Realized gain (loss)	(3,911)	-
Unrealized appreciation (depreciation)
during the period	(650,519)	-
Net increase (decrease) in net assets
from operations	(634,774)	209

Purchase payments from contract owners	1,921,600	137,487
Transfers between accounts	647,259	-
Contract terminations and annuity payouts	(196,936)	-
Other transfers to Keyport Life
Insurance Company	-	-
Net increase (decrease) in net assets from
contract transactions	2,371,923	137,487

Net assets at beginning of period	-	-

Net assets at end of period	$1,737,149	$137,696

* Commenced operations March 15, 2000

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

	SteinRoe Money		SteinRoe Small
	Market Fund, VS (A)		Company Growth Fund, VS (A)
	2000	1999	2000	1999
Income
Dividends	$5,695,740	$2,705,615	$-	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	1,324,208	773,463	180,976	98,329
Net investment income (expense)	4,371,532	1,932,152	(180,976)	(98,329)
Realized gain (loss)	-	-	(13,964)	28,500
Unrealized appreciation (depreciation)
during the period	-	-	(988,472)	3,282,785
Net increase (decrease) in net assets
from operations	4,371,532	1,932,152	(1,183,412)	3,212,956

Purchase payments from contract owners	74,258,740	75,251,444	829,752	1,468,690
Transfers between accounts	6,056,974	10,769,792	2,764,824	718,299
Contract terminations and annuity payouts	(37,570,692)	(34,684,625)	(1,657,210)	(915,225)
Other transfers to Keyport Life
Insurance Company	-	-	-	-
Net increase (decrease) in net assets from
contract transactions	42,745,022	51,336,611	1,937,366	1,271,764

Net assets at beginning of period	84,169,590	30,900,827	10,729,910	6,245,190

Net assets at end of period	$131,286,144	$84,169,590	$11,483,864	$10,729,910

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

	SteinRoe		SteinRoe Balanced
	Balanced Fund, VS (A)		Fund, VS (B)*
	2000	1999	2000
Income
Dividends	$9,924,908	$5,104,247	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	1,959,829	1,246,257	39,503
Net investment income (expense)	7,965,079	3,857,990	(39,503)
Realized gain (loss)	40,456	65,992	6,292
Unrealized appreciation (depreciation)
during the period	(11,507,282)	7,222,022	(377,398)
Net increase (decrease) in net assets
from operations	(3,501,747)	11,146,004	(410,609)

Purchase payments from contract owners	43,045,965	90,372,817	13,852,141
Transfers between accounts	6,827,173	23,241,187	3,031,598
Contract terminations and annuity payouts	(33,297,192)	(43,865,024)	(3,209,137)
Other transfers to Keyport Life
Insurance Company	-	-	-
Net increase (decrease) in net assets from
contract transactions	16,575,946	69,748,980	13,674,602

Net assets at beginning of period	132,597,606	51,702,622	-

Net assets at end of period	$145,671,805	$132,597,606	$13,263,993

* Commenced operations June 1, 2000

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

	SteinRoe Mortgage		SteinRoe Mortgage
	Securities Fund, VS (A)		Securities Fund, VS (B)*
	2000	1999	2000
Income
Dividends	$2,699,379	$1,532,953	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	636,910	494,945	18,128
Net investment income (expense)	2,062,469	1,038,008	(18,128)
Realized gain (loss)	107,804	(1,894)	1,239
Unrealized appreciation (depreciation)
during the period	2,008,968	(1,130,189)	215,638
Net increase (decrease) in net assets
from operations	4,179,241	(94,075)	198,749

Purchase payments from contract owners	6,236,846	15,439,942	6,161,156
Transfers between accounts	1,237,319	10,229,684	1,588,804
Contract terminations and annuity payouts	(6,954,866)	(7,730,613)	(1,097,739)
Other transfers to Keyport Life
Insurance Company	-	-	-
Net increase (decrease) in net assets from
contract transactions	519,299	17,939,013	6,652,221

Net assets at beginning of period	43,596,707	25,751,769	-

Net assets at end of period	$48,295,247	$43,596,707	$6,850,970

* Commenced operations June 1, 2000

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

	SteinRoe Growth		SteinRoe Growth
	Stock Fund, VS (A)		Stock Fund, VS (B)*
	2000	1999	2000
Income
Dividends	$16,305,245	$1,216,366	$-
Expenses (Note 3)
Mortality and expense risk
and administrative charges	1,946,123	825,682	56,191
Net investment income (expense)	14,359,122	390,684	(56,191)
Realized gain (loss)	(220,397)	(43,936)	(5,894)
Unrealized appreciation (depreciation)
during the period	(38,563,107)	21,089,496	(2,643,248)
Net increase (decrease) in net assets
from operations	(24,424,382)	21,436,244	(2,705,333)

Purchase payments from contract owners	51,315,908	43,034,325	17,528,730
Transfers between accounts	32,707,765	21,733,236	3,841,040
Contract terminations and annuity payouts	(27,637,921)	(13,629,029)	(2,386,277)
Other transfers to Keyport Life
Insurance Company	-	-	-
Net increase (decrease) in net assets from
contract transactions	56,385,752	51,138,532	18,983,493

Net assets at beginning of period	103,670,971	31,096,195	-

Net assets at end of period	$135,632,341	$103,670,971	$16,278,160

* Commenced operations June 1, 2000

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Statement of Operations and Changes in Net Assets

For the Years Ended December 31, 2000 and 1999

(unaudited)

	Total	Total
	2000	1999
Income
Dividends	$132,933,090	$63,062,661
Expenses (Note 3)
Mortality and expense risk
and administrative charges	22,798,770	12,790,637
Net investment income (expense)	110,134,320	50,272,024
Realized gain (loss)	7,460,605	1,455,438
Unrealized appreciation (depreciation)
during the period	(270,229,376)	135,046,410
Net increase (decrease) in net assets
from operations	(152,634,451)	186,773,872

Purchase payments from contract owners	620,461,401	650,337,588
Transfers between accounts	181,961,584	324,571,921
Contract terminations and annuity payouts	(328,991,753)	(245,401,204)
Other transfers to Keyport Life
Insurance Company	(12,761,924)	26,722
Net increase (decrease) in net assets from
contract transactions	460,669,308	729,535,027

Net assets at beginning of period	1,459,303,967	542,995,068

Net assets at end of period	$1,767,338,824	$1,459,303,967

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements

December 31, 2000

(unaudited)

1. Organization

Variable Account A (the "Variable Account"), is a segregated investment account of Keyport Life Insurance Company (the "Company"). The Variable Account is registered with the Securities and Exchange Commission as a Unit Investment Trust under the Investment Company Act of 1940 and invests in shares of eligible funds. The Variable Account is a funding vehicle for group and individual variable annuity contracts. The Variable Account currently offers ten contracts: Keyport Advisor Variable Annuity, Keyport Advisor Vista Variable Annuity, Keyport Advisor Charter Variable Annuity, Keyport Advisor Optima Variable Annuity, Keyport Charter Variable Annuity, Keyport Vista Variable Annuity, Keyport Optima Variable Annuity, Exeter Variable Annuity, Annuitynet.com Variable Annuity, and Rydex Variable Annuity, distinguished principally by the level of expenses, surrender charges, and eligible fund options. The ten contracts and their respective eligible fund options are as follows:
Keyport Advisor Variable Annuity	Keyport Advisor Vista Variable Annuity

Alger American Fund:	AIM Variable Insurance Funds, Inc:
Alger American Growth Portfolio	AIM VI Capital Appreciation Fund
Alger American Small Capitalization	AIM VI Growth Fund
Portfolio	AIM VI International Equity Fund

MFS Variable Insurance Trust:	MFS Variable Insurance Trust:
MFS Emerging Growth Series - IC	MFS Emerging Growth Series - IC
MFS Research Series - IC	MFS Research Series - IC
MFS Bond Series - IC

SteinRoe Variable Investment Trust (SRVIT):	SteinRoe Variable Investment Trust (SRVIT):
SteinRoe Money Market Fund, VS (A)	SteinRoe Money Market Fund, VS (A)
SteinRoe Small Company Growth Fund, VS (A)	SteinRoe Small Company Growth Fund, VS (A)
SteinRoe Balanced Fund, VS (A)	SteinRoe Balanced Fund, VS (A)
SteinRoe Mortgaged Securities Fund, VS (A)	SteinRoe Growth Stock Fund, VS (A)
SteinRoe Growth Stock Fund, VS (A)

Liberty Variable Investment Trust (LVIT):	Liberty Variable Investment Trust (LVIT):
Liberty Value Fund, VS (A)	Liberty Value Fund, VS (A)
SteinRoe Global Utilities Fund, VS (A)	SteinRoe Global Utilities Fund, VS (A)
Colonial International Fund for Growth, VS (A)	Colonial Strategic Income Fund, VS (A)
Colonial Strategic Income Fund, VS (A)	Colonial U.S. Growth & Income Fund, VS (A)
Colonial U.S. Growth & Income Fund, VS (A)	Liberty All-Star Equity Fund, VS (A)
Newport Tiger Fund, VS (A)	Colonial Small Cap Value Fund, VS (A)
Liberty All-Star Equity Fund, VS (A)	Colonial High Yield Securities Fund, VS (A)

Alliance Variable Products Series Fund, Inc:	Alliance Variable Products Series Fund, Inc:
Alliance Global Bond Portfolio (A)	Alliance Global Bond Portfolio (A)
Alliance Premier Growth Portfolio (A)	Alliance Premier Growth Portfolio (A)
Alliance Growth and Income Portfolio (A)
Alliance Real Estate Portfolio (A)

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)

1. Organization (continued)
Keyport Advisor Charter Variable Annuity	Keyport Advisor Optima Variable Annuity

AIM Variable Insurance Funds, Inc:	AIM Variable Insurance Funds, Inc:
AIM VI Capital Appreciation Fund	AIM VI Capital Appreciation Fund
AIM VI Value Fund	AIM VI Value Fund
AIM VI Growth Fund

SteinRoe Variable Investment Trust (SRVIT):	SteinRoe Variable Investment Trust (SRVIT):
SteinRoe Money Market Fund, VS (A)	SteinRoe Money Market Fund, VS (A)
SteinRoe Balanced Fund, VS (A)	SteinRoe Balanced Fund, VS (A)
SteinRoe Mortgaged Securities Fund, VS (A)	SteinRoe Mortgaged Securities Fund, VS (A)
SteinRoe Growth Stock Fund, VS (A)	SteinRoe Growth Stock Fund, VS (A)

Liberty Variable Investment Trust (LVIT):	Liberty Variable Investment Trust (LVIT):
SteinRoe Global Utilities Fund, VS (A)	SteinRoe Global Utilities Fund, VS (A)
Colonial International Horizons Fund, VS (A)	Colonial International Horizons Fund, VS (A)
Colonial High Yield Securities Fund, VS (A)	Colonial High Yield Securities Fund, VS (A)
Colonial Small Cap Value Fund, VS (A)	Colonial Small Cap Value Fund, VS (A)
Colonial U.S. Growth & Income Fund, VS (A)	Colonial U.S. Growth & Income Fund, VS (A)
Liberty All-Star Equity Fund, VS (A)	Liberty All-Star Equity Fund, VS (A)
Newport Tiger Fund, VS (A)	Crabbe Huson Real Estate
Colonial Strategic Income Fund, VS (A)	Investment Fund, VS (A)
Colonial Global Equity Fund, VS (A)
Crabbe Huson Real Estate Investment Fund, VS (A)

Alliance Variable Products Series Fund, Inc:	Alliance Variable Products Series Fund, Inc:
Alliance Global Bond Portfolio (B)	Alliance Global Bond Portfolio (B)
Alliance Technology Portfolio (B)	Alliance Technology Portfolio (B)
Alliance Premier Growth Portfolio (B)	Alliance Growth and Income Portfolio (B)

Templeton Variable Products Series Funds:	Templeton Variable Products Series Funds:
Templeton Developing Markets Sec Fund 2	Templeton Developing Markets Sec Fund 2

Alger American Fund:	Mitchell Hutchins Trust:
Alger American Growth Portfolio	Mitchell Hutchins Balanced Fund (I)
Alger American Small Capitalization	Mitchell Hutchins Global Equity Fund (I)
Portfolio	Mitchell Hutchins Growth Fund (I)
Mitchell Hutchins Growth & Income Fund (I)
Mitchell Hutchins Strategic Income Fund (I)
Mitchell Hutchins Tactical Allocation Fund (I)

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)

1. Organization (continued)
Keyport Charter Variable Annuity (offered in 2000)	Keyport Vista Variable Annuity (offered in 2000)

AIM Variable Insurance Funds, Inc:	AIM Variable Insurance Funds, Inc:
AIM VI Capital Appreciation Fund	AIM VI Capital Appreciation Fund
AIM VI International Equity	AIM VI International Equity
AIM VI Value Fund	AIM VI Value Fund

SteinRoe Variable Investment Trust (SRVIT):	SteinRoe Variable Investment Trust (SRVIT):
SteinRoe Money Market Fund, VS (A)	SteinRoe Money Market Fund, VS (A)
SteinRoe Balanced Fund, VS (B)	SteinRoe Balanced Fund, VS (B)
SteinRoe Mortgaged Securities Fund, VS (B)	SteinRoe Mortgaged Securities Fund, VS (B)
SteinRoe Growth Stock Fund, VS (B)	SteinRoe Growth Stock Fund, VS (B)

Liberty Variable Investment Trust (LVIT):	Liberty Variable Investment Trust (LVIT):
Colonial High Yield Securities Fund, VS (B)	Colonial High Yield Securities Fund, VS (B)
Colonial Small Cap Value Fund, VS (B)	Colonial Small Cap Value Fund, VS (B)
Colonial Strategic Income Fund, VS (B)	Colonial Strategic Income Fund, VS (B)
Colonial U.S. Growth & Income Fund, VS (B)	Colonial U.S. Growth & Income Fund, VS (B)
Crabbe Huson Real Estate Investment	Crabbe Huson Real Estate Investment
Fund, VS (B)	Fund, VS (B)
Liberty All-Star Equity Fund, VS (B)	Liberty All-Star Equity Fund, VS (B)
Liberty Newport Japan Opportunity Fund, VS(B)	Liberty Newport Japan Opportunity Fund, VS (B)
Liberty S&P 500 Index Fund, VS (B)	Liberty S&P 500 Index Fund, VS (B)
Liberty Select Value Fund, VS (B)	Liberty Select Value Fund, VS (B)
Liberty Value Fund, VS (B)	Liberty Value Fund, VS (B)
Newport Tiger Fund, VS (B)	Newport Tiger Fund, VS (B)
Rydex Financial Services Fund, VS (B)	Rydex Financial Services Fund, VS (B)
Rydex Health Care Fund, VS (B)	Rydex Health Care Fund, VS (B)
Wanger Foreign Forty Fund	Wanger Foreign Forty Fund
Wanger International Small Cap Fund	Wanger International Small Cap Fund
Wanger Twenty Fund	Wanger Twenty Fund
Wanger US Small Cap Fund	Wanger US Small Cap Fund

Alliance Variable Products Series Fund, Inc:	Alliance Variable Products Series Fund, Inc:
Alliance Growth & Income Portfolio (B)	Alliance Growth & Income Portfolio (B)
Alliance Premier Growth Portfolio (B)	Alliance Premier Growth Portfolio (B)
Alliance Technology Portfolio (B)	Alliance Technology Portfolio (B)
Alliance Worldwide Privatization Portfolio (B)	Alliance Worldwide Privatization Portfolio (B)

Fidelity VIP Funds:	Fidelity VIP Funds:
Fidelity VIP Equity Income Fund - SC2	Fidelity VIP Equity Income Fund - SC2
Fidelity VIP III Growth Opportunities Fund - SC2	Fidelity VIP III Growth Opportunities Fund - SC2

MFS Variable Insurance Trust:	MFS Variable Insurance Trust:
MFS Emerging Growth Series - SC	MFS Emerging Growth Series - SC
MFS Growth Series - SC	MFS Growth Series - SC
MFS Growth with Income Series - SC	MFS Growth with Income Series - SC
MFS New Discovery Series - SC	MFS New Discovery Series - SC

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)

1. Organization (continued)
Keyport Charter Variable Annuity (continued)	Keyport Vista Variable Annuity (continued)
Rydex Variable Trust:	Rydex Variable Trust:
Rydex OTC Fund	Rydex OTC Fund

Keyport Optima Variable Annuity (offered in 2000)

AIM Variable Insurance Funds, Inc:	Alliance Variable Products Series Fund, Inc:
AIM VI Capital Appreciation Fund	Alliance Growth & Income Portfolio (B)
AIM VI International Equity Fund	Alliance Premier Growth Portfolio (B)
AIM VI Value Fund

SteinRoe Variable Investment Trust (SRVIT):	MFS Variable Insurance Trust:
SteinRoe Money Market Fund, VS (A)	MFS Emerging Growth Series - SC
SteinRoe Balanced Fund, VS (B)	MFS Growth Series - SC
SteinRoe Mortgaged Securities Fund, VS (B)	MFS Growth with Income Series - SC
SteinRoe Growth Stock Fund, VS (B)

Liberty Variable Investment Trust (LVIT):	Mitchell Hutchins Trust:
Colonial High Yield Securities Fund, VS (B)	Mitchell Hutchins Balanced Fund (I)
Colonial Small Cap Value Fund, VS (B)	Mitchell Hutchins Global Equity Fund (I)
Colonial Strategic Income Fund, VS (B)	Mitchell Hutchins Growth Fund (I)
Crabbe Huson Real Estate Investment	Mitchell Hutchins Growth & Income Fund (I)
Fund, VS (B)	Mitchell Hutchins Strategic Income Fund (I)
Liberty All-Star Equity Fund, VS (B)	Mitchell Hutchins Tactical Allocation Fund (I)
Newport Tiger Fund, VS (B)

Keyport Exeter Variable Annuity

Exeter Insurance Fund, Inc:	SteinRoe Variable Investment Trust (SRVIT):
Exeter Maximum Horizon Fund	SteinRoe Money Market Fund, VS (A)
Exeter Moderate Growth Fund
Exeter Growth Fund

AnnuityNet.com Variable Annuity (offered in 2000)

Liberty Variable Investment Trust (LVIT):	SteinRoe Variable Investment Trust (SRVIT):
Colonial High Yield Securities Fund, VS (A)	SteinRoe Balanced Fund, VS (A)
Colonial Small Cap Value Fund, VS (A)	SteinRoe Growth Stock Fund, VS (A)
Colonial Strategic Income Fund, VS (A)	SteinRoe Money Market Fund, VS (A)
Colonial US Growth & Income Fund, VS(A)	SteinRoe Mortgage Securities Fund, VS (A)
Liberty All-Star Equity Fund, VS (A)
Newport Tiger Fund, VS (A)
SteinRoe Global Utilities Fund, VS (A)
Wanger Foreign Forty
Wanger International Small Cap
Wanger Twenty
Wanger US Small Cap

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)

1. Organization (continued)

Rydex Variable Annuity (offered in 2000)

Rydex Variable Trust

Rydex Nova Fund

Rydex OTC Fund

Rydex Precious Metals Fund

Rydex Ursa Fund

Rydex US Government Bond Fund

Rydex US Government Money Market Fund

On June 1, 2000, the fund name of Colonial Growth & Inccome Fund was changed to Liberty Value Fund.

On October 11, 2000, the product name for the Manning & Napier Variable Annuity was changed to the Exeter Variable Annuity.

On October 11, 2000, the fund names for Manning & Napier Maximum Horizon Portfolio, Manning & Napier Moderate Growth Portfolio, and Manning & Napier Growth Portfolio were changed to Exeter Maximum Horizon Fund, Exeter Moderate Growth Fund and Exeter Growth Fund, respectively.

2. Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported therein. Although actual results could differ from these estimates, any such differences are expected to be immaterial to the Variable Account.

Shares of the eligible funds are sold to the Variable Account at the reported net asset values. Transactions are recorded on the trade date. Income from dividends is recorded on the ex-dividend date. Realized gains and losses on sales of investments are computed on the basis of identified cost of the investments sold.

Annuity reserves are computed for contracts in the income stage according to the 1983a Individual Annuity Mortality Table. The assumed investment rate is either 3.0%, 4.0%, 5.0% or 6.0% unless the annuitant elects otherwise, in which case the rate may vary from 3.0% to 6.0%, as regulated by the laws of the respective states. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Variable Account by the Company.

The net assets retained by the Company represent seed money shares invested in certain sub-accounts required to commence operations. The seed money is stated at market value (shares multiplied by net asset value per share).

The operations of the Variable Account are included in the federal income tax return of the Company, which is taxed as a Life Insurance Company under the provisions of the Internal Revenue Code. The Company anticipates no tax liability resulting from the operations of the Variable Account. Therefore, no provision for income taxes has been charged against the Variable Account.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)

3. Expenses

Keyport Advisor, Keyport Advisor Charter and Optima, Keyport Charter and Optima Variable Annuity

There are no deductions made from purchase payments for sales charges at the time of purchase. In the event of a contract termination, a contingent deferred sales charge, based on a graded table of charges, is deducted. An annual contract maintenance charge of $36 to cover the cost of contract administration is deducted from each contractholder's account on the contract anniversary date. Daily deductions are made from each sub-account for assumption of mortality and expense risk at an effective annual rate of 1.25% of contract value. A daily deduction is also made for distribution costs incurred by the Company at an effective annual rate of 0.15% of contract value. For the Contact series Keyport Advisor Employee, the effective annual rate for daily deductions for the assumption of mortality and expense risk is 0.35%; no other charges apply.

Optional riders are available for Keyport Advisor Charter and Optima only. The deduction is a yearly charge of 0.35% for the guaranteed income benefit rider, 0.05% for the enhanced death benefit (if purchased with income rider) and 0.10% for the enhanced death benefit (if purchased without the income rider).

Keyport Advisor Vista and Keyport Vista Variable Annuity

There are no deductions made from purchase payments for sales charges at the time of purchase. There are also no contingent deferred sales charges or distribution charges. Daily deductions are made from each sub-account for administrative charges incurred by the Company at an effective annual rate of 0.15% of contract value. A daily deduction is also made from each sub-account for assumption of mortality and expense risk at an effective annual rate of 1.25% of contract value.

Manning & Napier Variable Annuity

There are no deductions made from purchase payments for sales charges at the time of purchase. There are also no contingent deferred sales charges or distribution charges. An annual contract maintenance charge of $35 to cover the cost of contract administration is deducted from each contractholder's account on the contract anniversary date. Daily deductions are made from each sub-account for assumption of mortality and expense risk at an effective annual rate of 0.35% of contract value.

AnnuityNet.com Variable Annuity

There are no deductions made from purchase payments for sales charges at the time of purchase. There are also no contingent deferred sales charges or distribution charges. Daily deductions are made from each sub-account for assumption of mortality and expense risk at an effective annual rate of 0.65% of contract value.

Rydex Variable Annuity

There are no deductions made from purchase payments for sales charges at the time of purchase. There are also no contingent deferred sales charges or distribution charges. Daily deductions are made from each sub-account for assumption of mortality and expense risk at an effective annual rate of 0.90% of contract value.

4. Affiliated Company Transactions

Administrative services necessary for the operation of the Variable Account are provided by the Company. The Company has absorbed all organizational expenses including the fees of registering the Variable Account and its contracts for distribution under federal and state securities laws. SteinRoe & Farnham, Inc., an affiliate of the Company, is the investment advisor to the SRVIT. Liberty Advisory Services Corporation (LASC), a wholly-owned subsidiary of the Company, is the investment advisor to the LVIT. Colonial Management Associates, Inc., an affiliate of the Company, is the investment sub-advisor to the LVIT. Keyport Financial Services Corp., a wholly-owned subsidiary of LASC, is the principal underwriter for SRVIT and LVIT. The investment advisors' compensation is derived from the mutual funds.

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)
5. Unit Values

A summary of the accumulation unit values at December 31, 2000 and 1999 and the accumulation units and dollar value outstanding at December 31, 2000 are as follows:

	1999		2000
	UNIT	UNIT
	VALUE	VALUE	UNITS	DOLLARS
AIM Capital Appreciation Fund - KG17
Keyport Advisor Vista	$15.818110	$13.898187	1,600,200.47	$22,239,885

AIM Growth Fund - KG16
Keyport Advisor Vista	15.758600	12.357180	461,174.46	5,698,816

AIM International Equity Fund - KG12
Keyport Advisor Vista	15.286602	11.095271	899,320.58	9,978,206

AIM Value Fund - KG18
Keyport Advisor Charter	11.272026	9.488402	2,838,317.90	26,931,101

Alger American Growth Portfolio
Keyport Advisor	23.647189	19.875524	4,376,875.78	86,992,700
Employee	23.967311	20.354780	7,517.43	153,016

Alger American Small Capitalization Portfolio
Keyport Advisor	17.941512	12.881699	1,656,788.25	21,342,248
Employee	19.367492	14.050886	1,096.95	15,413

Alliance Global Bond Portfolio (A)
Keyport Advisor	10.223508	10.200933	2,428,766.33	24,775,683
Employee	10.461269	10.547027	1,229.67	12,969

Alliance Global Bond Portfolio (B)
Keyport Advisor Charter	10.138145	10.096031	421,041.69	4,250,850

Alliance Premier Growth Portfolio (A)
Keyport Advisor	25.635815	21.091269	6,086,557.32	128,373,218
Employee	25.168991	20.923231	7,767.82	162,528

Alliance Premier Growth Portfolio (B)
Keyport Advisor Charter	11.492244	9.432312	4,563,240.86	43,041,912

Alliance Growth and Income Portfolio (A)
Keyport Advisor Vista	11.964979	13.439056	548,955.74	7,377,447

Alliance Growth and Income Portfolio (B)
Keyport Advisor Optima	9.557132	10.706953	726,795.97	7,781,770

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)
5. Unit Values (continued)
	1999		2000
	UNIT	UNIT
	VALUE	VALUE	UNITS	DOLLARS
Alliance Real Estate Portfolio (A)
Keyport Advisor Vista	$8.439990	$10.545168	74,789.69	$788,670

Alliance Technology Portfolio (B)
Keyport Advisor Charter	14.920432	11.525363	2,476,631.10	28,544,072

Alliance Worldwide Privatization (B)
Keyport Charter	0.000000	8.273973	25,863.49	213,994

Templeton Developing Markets Sec. Fund
Keyport Advisor Charter	10.514681	7.046956	242,059.37	1,705,782

Fidelity VIP Equity Income Fund
Keyport Charter	0.000000	10.761154	366,922.26	3,948,507

Fidelity VIP III Growth Opportunity Fund
Keyport Charter	0.000000	8.333497	407,950.21	3,399,652

Liberty Value Fund, VS (A)
Keyport Advisor	22.079285	25.352693	3,597,440.63	91,204,808
Employee	23.466300	27.225976	1,798.83	48,975

Liberty Value Fund, VS (B)
Keyport Charter	0.000000	25.303098	35,534.50	899,133

SteinRoe Global Utilities Fund, VS (A)
Keyport Advisor	22.736744	19.464675	2,185,369.25	42,537,502
Employee	24.046396	20.800617	405.61	8,437
AnnuityNet.com	10.449098			0

Colonial International Fund for Growth, VS (A)
Keyport Advisor	14.919035	11.995720	3,158,842.79	37,892,594
Employee	16.231655	13.187460	2,129.14	28,078

Colonial Strategic Income Fund, VS (A)
Keyport Advisor	14.291029	14.101909	5,623,740.51	79,305,477
Employee	15.025887	14.981661	1,078.04	16,151
AnnuityNet.com	10.027040			0

Colonial Strategic Income Fund, VS (B)
Keyport Charter	0.000000	14.074909	176,932.74	2,490,312

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)
5. Unit Values (continued)
	1999		2000
	UNIT	UNIT
	VALUE	VALUE	UNITS	DOLLARS

Colonial U.S. Growth & Income Fund, VS (A)
Keyport Advisor	$27.196081	$27.788412	3,673,451.15	$102,079,374
Employee	28.910163	29.847600	1,002.33	29,917
AnnuityNet.com	10.293820			0

Colonial U.S. Growth & Income Fund, VS (B)
Keyport Charter	0.000000	27.774424	114,566.89	3,182,029

Colonial High Yield Securities, VS (A)
Keyport Advisor Vista	9.654958	8.865879	1,123,138.42	9,957,609
AnnuityNet.com	10.020872	9.270320	16,299.24	151,099

Colonial High Yield Securities, VS (B)
Keyport Charter	0.000000	8.844888	87,775.27	776,362

Colonial Small Cap Value Fund, VS (A)
Keyport Advisor Vista	8.992979	10.543669	303,190.29	3,196,738
AnnuityNet.com	10.480908	12.379525	73.13	905

Colonial Small Cap Value Fund, VS (B)
Keyport Charter	0.000000	10.543674	240,930.55	2,540,293

Newport Tiger Fund, VS (A)
Keyport Advisor	13.034893	10.845661	1,046,324.99	11,348,086
Employee	13.683375	11.504183	7,178.98	82,588
AnnuityNet.com	10.436416	8.748285	60.97	533

Newport Tiger Fund, VS (B)
Keyport Charter	0.000000	10.887689	53,352.74	580,888

Liberty All-Star Equity Portfolio, VS (A)
Keyport Advisor	12.608901	13.203161	3,979,298.15	52,539,314
Employee	12.889995	13.638173	6,929.67	94,508
AnnuityNet.com	10.355013		0.00	0

Liberty All-Star Equity Portfolio, VS (B)
Keyport Charter	0	9.955955	212,378.46	2,114,430

Colonial Global Equity Fund, VS (B)
Keyport Advisor Charter	10.605447	8.800007	304,083.72	2,675,939

Colonial International Horizons Fund, VS (B)
Keyport Advisor Charter	11.683718	9.266803	504,611.29	4,676,133

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)
5. Unit Values (continued)
	1999		2000
	UNIT	UNIT
	VALUE	VALUE	UNITS	DOLLARS

Crabbe Huson Real Estate Fund, VS (B)
Keyport Advisor Charter	$8.908559	$10.198222	130,749.90	$1,333,417

Liberty Newport Japan Opp Fund, VS (B)
Keyport Charter	0.000000	6.745619	11,639.06	78,513

Liberty S&P 500 Index Fund, VS (B)
Keyport Charter	0.000000	8.925970	568,722.57	5,076,401

Liberty Select Value Fund, VS (B)
Keyport Charter	0.000000	10.529745	132,629.89	1,396,559

Rydex Financial Services Fund, VS (B)
Keyport Charter	0.000000	12.120670	76,716.04	929,850

Rydex Health Care Fund, VS (B)
Keyport Charter	0.000000	11.080013	140,358.45	1,555,173

Wanger Foreign Forty Fund, VS
Keyport Charter	0.000000	9.697009	16,208.31	157,172

Wanger International Small Cap Fund, VS
Keyport Charter	0.000000	8.931027	27,906.43	249,233

Wanger Twenty Fund, VS
Keyport Charter	0.000000	10.392612	33,623.81	349,439

Wanger US Small Cap Fund, VS
Keyport Charter	0.000000	10.541409	38,719.65	408,160

Exeter Growth Fund
Exeter VA	13.907081	16.293114	20,769.84	338,405

Exeter Moderate Growth Fund
Exeter VA	12.462297	14.132898	11,991.44	169,474

MFS Emerging Growth Series IC
Keyport Advisor	26.934484	21.355215	2,012,402.22	42,975,282
Employee	29.398738	23.552359	1,787.66	42,104

MFS Bond Series IC
Keyport Advisor Vista	$9.940741	10.707167	620,834.34	$6,647,377

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)
5. Unit Values (continued)
	1999		2000
	UNIT	UNIT
	VALUE	VALUE	UNITS	DOLLARS

MFS Research Series IC
Keyport Advisor	$17.616518	$16.531125	2,941,644.42	$48,628,692
Employee	17.581796	16.670611	2,385.85	39,774

MFS Emerging Growth Series SC
Keyport Charter	0.000000	21.340401	200,615.59	4,281,217

MFS Growth with Income Series SC
Keyport Charter	0.000000	9.677660	239,312.03	2,315,980

MFS Growth Series SC
Keyport Charter	0.000000	8.795111	572,411.34	5,034,421

MFS New Discoveries Series SC
Keyport Charter	0.000000	9.108587	240,437.71	2,190,048

Mitchell Hutchins Balanced Portfolio (I)
Keyport Advisor Optima	10.085161	10.009390	84,409.72	844,890

Mitchell Hutchins Global Equity Portfolio (I)
Keyport Advisor Optima	11.164623	9.957734	43,769.66	435,847

Mitchell Hutchins Growth Portfolio (I)
Keyport Advisor Optima	11.961619	9.527353	103,926.45	990,144

Mitchell Hutchins Growth & Income
Keyport Advisor Optima	10.509119	9.869164	71,440.28	705,056

Mitchell Hutchins Strategic Income Portfolio (I)
Keyport Advisor Optima	9.979454	9.920520	16,100.04	159,721

Mitchell Hutchins Tactical Allocation Portfolio (I)
Keyport Advisor Optima	10.469298	10.104966	1,679,299.28	16,969,262

Rydex OTC Fund
Rydex VA	0.000000	5.825796	275,596.88	1,605,571

Rydex US Governmnet Money Market Fund				0
Rydex VA	0.000000	25.757682	5,345.84	137,696

SteinRoe Money Market Fund VS (A)
Keyport Advisor	14.762002	15.436578	7,119,645.55	109,902,964
Employee	13.162581	13.907577	4,454.11	61,946
AnnuityNet.com	10.017284	10.552915	8,104.62	85,527

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)
5. Unit Values (continued)
	1999		2000
	UNIT	UNIT
	VALUE	VALUE	UNITS	DOLLARS

SteinRoe Small Company Growth Fund VS (A)
Keyport Advisor	$37.025224	$34.541388	307,004.15	$10,604,349
Employee	22.969072	21.651921	664.89	14,396

SteinRoe Balanced Fund VS (A)
Keyport Advisor	30.197093	29.459745	3,173,734.31	93,497,403
Employee	20.737572	20.442146	2,253.59	46,068
AnnuityNet.com	10.227941		0.00	0

SteinRoe Balanced Fund VS (B)
Keyport Charter	0.000000	29.423711	352,202.80	10,363,113

SteinRoe Mortgage Securities Fund VS (A)
Keyport Advisor	18.762170	20.526080	1,964,120.33	40,315,691
Employee	13.807372	15.262915	913.86	13,948
AnnuityNet.com	10.007897	11.030141	25,443.94	280,650

SteinRoe Mortgage Securities Fund VS (B)
Keyport Charter	0.000000	20.470221	287,550.19	5,886,216

SteinRoe Growth Stock Fund VS (A)
Keyport Advisor	60.540522	52.531714	2,055,546.99	107,981,407
Employee	38.795882	34.014801	4,981.45	169,443
AnnuityNet.com	10.363168			0

SteinRoe Growth Stock Fund VS (B)
Keyport Charter	0.000000	52.458436	277,907.43	14,578,589

			82,584,065	1,418,033,240

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)
6. Purchases and Sales of Securities

The cost of shares purchased and proceeds from shares sold by the Variable Account during 2000 are shown below:

	Purchases	Sales

AIM Capital Appreciation Fund - KG-17	$35,902,135	$7,021,123

AIM Growth Fund- KG-16	7,038,736	2,988,646

AIM International Equity Fund - KG-12	441,677,427	437,401,573

AIM Value Fund - KG18	36,417,851	5,356,764

Alger American Growth Portfolio	58,000,107	11,577,223

Alger American Small Capitalization Portfolio	28,489,716	5,576,406

Alliance Global Bond Portfolio (A)	7,432,177	5,920,815

Alliance Global Bond Portfolio (B)	5,078,679	1,103,258

Alliance Premier Growth Portfolio (A)	32,538,912	19,233,402

Alliance Premier Growth Portfolio (B)	57,892,460	7,743,432

Alliance Growth and Income Portfolio (A)	4,176,889	2,602,444

Alliance Growth and Income Portfolio (B)	13,855,422	3,647,707

Alliance Real Estate Portfolio (A)	442,338	661,254

Alliance Technology Portfolio (B)	52,371,400	11,526,147

Alliance Worldwide Privatization (B)	289,851	46,149

Templeton Developing Markets Fund	2,297,683	674,640

Fidelity Equity Income	4,322,518	176,617

Fidelity Growth Opportunities	4,557,841	315,713

Liberty Value, VS (A)	9,981,570	17,236,080

Liberty Value, VS (B)	1,029,916	51,230

SteinRoe Global Utilities Fund, VS (A)	21,628,703	6,362,933

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)
6. Purchases and Sales of Securities (continued)

Purchases		Sales

Colonial International Fund for Growth, VS (A)	$14,545,313	$11,238,181

Colonial Strategic Income Fund, VS (A)	19,947,007	21,174,130

Colonial Strategic Income Fund, VS (B)	3,683,249	448,228

Colonial U.S. Growth & Income Fund, VS (A)	32,054,506	19,993,583

Colonial U.S. Growth & Income Fund, VS (B)	3,931,963	180,102

Colonial High Yield Securities Fund, VS (A)	9,862,903	4,459,618

Colonial High Yield Securities Fund, VS (B)	1,724,534	636,423

Colonial Small Cap Value Fund, VS (A)	4,326,844	1,953,152

Colonial Small Cap Value Fund, VS (B)	3,161,570	264,426

Newport Tiger Fund, VS (A)	58,787,601	55,232,820

Newport Tiger Fund, VS (B)	13,814,227	13,269,597

Liberty All-Star Equity Fund, VS (A)	21,684,328	31,009,216

Liberty All-Star Equity Fund, VS (B)	2,756,643	183,617

Colonial Global Equity Fund, VS (B)	5,899,298	3,020,681

Colonial International Horizons Fund, VS (B)	8,394,002	2,866,923

Crabbe Huson Real Estate Fund, VS (B)	2,061,684	499,552

Liberty Newport Japan Opportunity Fund, VS (B)	3,709,808	1,227,934

Liberty Newport Japan Opportunity Fund, VS (A)	100,000	-

Liberty S&P 500 Index Fund, VS (B)	11,796,536	515,157

Liberty S&P 500 Index Fund, VS (A)	100,458	-

Liberty Select Value Fund, VS (B)	3,462,802	78,241

Liberty Select Value Fund, VS (A)	101,042	-

Rydex Financial Services Fund, VS (B)	2,200,158	250,957

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)
6. Purchases and Sales of Securities (continued)

	Purchases	Sales

Rydex Financial Services Fund, VS (A)	$100,958	$-

Rydex Health Care Fund, VS (B)	2,726,438	208,247

Rydex Health Care Fund, VS (A)	100,000	-

Wanger Foreign Forty Fund, VS	159,338	9,673

Wanger International Small Cap Fund, VS	464,649	198,735

Wanger Twenty Fund, VS	356,176	8,704

Wanger US Small Cap Fund, VS	422,740	9,885

Exeter Growth Fund	8,336	1,110

Exeter Equity Fund	158,965	116

MFS Emerging Growth Series IC	18,568,541	8,449,105

MFS Bond Series IC	2,444,912	1,957,002

MFS Research Series IC	11,494,087	9,063,699

MFS Emerging Growth Series SC	5,785,829	364,530

MFS Growth with Income Series SC	3,149,939	331,763

MFS Growth Series SC	6,269,486	313,659

MFS New Discoveries Series SC	2,749,506	252,843

Mitchell Hutchins Balanced Portfolio (I)	2,037,681	832,230

Mitchell Hutchins Global Equity Portfolio (I)	563,029	252,412

Mitchell Hutchins Growth Portfolio (I)	1,594,396	1,172,686

Mitchell Hutchins Growth & Income Portfolio (I)	1,244,637	704,269

Mitchell Hutchins Strategic Income Portfolio (I)	586,197	271,024

Mitchell Hutchins Tactical Allocation Portfolio (I)	18,819,193	10,868,815

Rydex OTC Fund	2,563,976	172,397

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)
6. Purchases and Sales of Securities (continued)

	Purchases	Sales

Rydex US Government Money Market Fund	$137,727	$31

SteinRoe Money Market Fund VS (A)	613,716,998	566,601,799

SteinRoe Small Company Growth Fund VS (A)	46,440,335	44,683,945

SteinRoe Balanced Fund VS (A)	51,351,679	26,810,654

SteinRoe Balanced Fund VS (B)	15,074,852	1,439,754

SteinRoe Mortgage Securities Fund VS (A)	11,453,702	8,871,935

SteinRoe Mortgage Securities Fund VS (B)	7,205,128	571,035

SteinRoe Growth Stock Fund VS (A)	87,383,219	16,638,346

SteinRoe Growth Stock Fund VS (B)	19,433,074	505,772

	$1,988,094,530	$1,417,292,269

KEYPORT LIFE INSURANCE COMPANY - VARIABLE ACCOUNT A

Notes to Financial Statements (continued)

(unaudited)

7. Diversification Requirements

Under the provisions of Section 817(h) of the Internal Revenue Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefit plans, will not be treated as an annuity contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Internal Revenue Service has issued regulations under Section 817(h) of the Code. The Company believes that the Variable Account satisfies the current requirements of the regulations, and it intends that the Variable Account will continue to meet such requirements.

Report of Independent Auditors

The Board of Directors
Keyport Life Insurance Company

We have audited the consolidated balance sheet of Keyport Life Insurance Company as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Keyport Life Insurance Company at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Boston, Massachusetts
January 27, 2000

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEET
(in thousands)
	December 31,
ASSETS	1999	1998

Cash and investments:
Fixed maturities available for sale (amortized cost: 1999 - $10,846,403;
1998 - $11,174,697)	$10,516,094	$11,277,204
Equity securities (cost: 1999 - $30,964; 1998 - $21,836)	37,933	24,649
Mortgage loans	12,125	55,117
Policy loans	599,478	578,770
Other invested assets	882,318	662,513
Cash and cash equivalents	1,075,903	719,625
Total cash and investments	13,123,851	13,317,878

Accrued investment income	161,976	160,950
Deferred policy acquisition costs	739,194	407,593
Income taxes recoverable	34,771	31,909
Intangible assets	16,826	18,082
Receivable for investments sold	2,683	37,936
Other assets	53,536	35,345
Separate account assets	3,363,140	1,765,538

Total assets	$17,495,977	$15,775,231

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
Policy liabilities	$12,109,628	$12,504,081
Deferred income taxes	267,966	143,596
Payable for investments purchased and loaned	754,878	240,440
Other liabilities	49,149	28,312
Separate account liabilities	3,300,968	1,723,205
Total liabilities	16,482,589	14,639,634

Stockholder's equity:
Common stock, $1.25 par value; authorized 8,000 shares;
issued and outstanding 2,412 shares	3,015	3,015
Additional paid-in capital	505,933	505,933
Retained earnings	665,055	600,396
Accumulated other comprehensive (loss) income	(160,615)	26,253
Total stockholder's equity	1,013,388	1,135,597

Total liabilities and stockholder's equity	$17,495,977	$15,775,231

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED INCOME STATEMENT
(in thousands)
	Year ended December 31,
	1999	1998	1997

Revenues:
Net investment income	$ 805,216	$ 815,226	$ 847,048
Interest credited to policyholders	526,574	562,238	594,084
Investment spread	278,642	252,988	252,964
Net realized investment (losses) gains	(41,510)	785	24,723
Fee income:
Surrender charges	17,730	17,487	15,968
Separate account income	33,485	20,589	17,124
Management fees	8,931	4,760	3,261
Total fee income	60,146	42,836	36,353

Expenses:
Policy benefits	3,603	2,880	3,924
Operating expenses	54,424	53,544	49,941
Amortization of deferred policy acquisition costs	97,359	77,410	86,396
Amortization of intangible assets	1,256	1,256	1,128
Total expenses	156,642	135,090	141,389

Income before income taxes	140,636	161,519	172,651
Income tax expense	45,977	52,919	59,090

Net income	$ 94,659	$ 108,600	$ 113,561

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
(in thousands)
				Accumulated
		Additional		Other
	Common	Paid-in	Retained	Comprehensive
	Stock	Capital	Earnings	Income (Loss)	Total

Balance, December 31, 1996	$3,015	$505,933	$398,235	$ 73,599	$ 980,782

Comprehensive income
Net income	-	-	113,561	-	113,561
Other comprehensive income, net of tax
Net unrealized investment gains	-	-	-	8,678	8,678
Comprehensive income					122,239

Balance, December 31, 1997	3,015	505,933	511,796	82,277	1,103,021

Comprehensive income
Net income	-	-	108,600	-	108,600
Other comprehensive income, net of tax
Net unrealized investment losses	-	-	-	(56,024)	(56,024)
Comprehensive income					52,576

Dividends paid to Parent	-	-	(20,000)	-	(20,000)

Balance, December 31, 1998	3,015	505,933	600,396	26,253	1,135,597

Comprehensive income (loss)
Net income	-	-	94,659	-	94,659
Other comprehensive loss,
net of tax
Net unrealized investment losses	-	-	-	(186,868)	(186,868)
Comprehensive loss					(92,209)

Dividends paid to Parent	-	-	(30,000)	-	(30,000)

Balance, December 31, 1999	$3,015	$505,933	$665,055	$(160,615)	$1,013,388

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)
	Year Ended December 31,
	1999	1998	1997

Cash flows from operating activities:
Net income	$ 94,659	$ 108,600	$ 113,561
Adjustments to reconcile net income to net cash
provided by operating activities:
Interest credited to policyholders	526,574	562,238	594,084
Net realized investment losses (gains)	41,510	(785)	(24,723)
Net amortization on investments	79,508	75,418	29,862
Change in deferred policy acquisition costs	(17,446)	(24,193)	1,366
Change in current and deferred income taxes	53,060	1,112	71,919
Net change in other assets and liabilities	2,876	(53,786)	7,959
Net cash provided by operating activities	780,741	668,604	794,028

Cash flows from investing activities:
Investments purchased - available for sale	(4,835,872)	(6,789,048)	(4,548,374)
Investments sold - available for sale	4,322,679	5,405,955	2,563,465
Investments matured - available for sale	823,252	1,273,478	1,531,693
Increase in policy loans	(20,708)	(24,089)	(21,888)
Decrease in mortgage loans	42,992	5,545	6,343
Other invested assets (purchased) sold, net	(17,344)	16,442	(55,134)
Value of business acquired, net of cash	-	(3,999)	-
Net cash provided by (used in)
investing activities	314,999	(115,716)	(523,895)

Cash flows from financing activities:
Withdrawals from policyholder accounts	(2,108,889)	(1,690,035)	(1,320,837)
Deposits to policyholder accounts	894,414	1,224,991	950,472
Dividends paid to Parent	(30,000)	(20,000)	-
Net change in securities lending	505,013	(510,566)	495,194
Net cash (used in) provided by
financing activities	(739,462)	(995,610)	124,829

Change in cash and cash equivalents	356,278	(442,722)	394,962
Cash and cash equivalents at beginning of year	719,625	1,162,347	767,385

Cash and cash equivalents at end of year	$ 1,075,903	$ 719,625	$ 1,162,347

See accompanying notes.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements

1. Accounting Policies

Organization

Keyport Life Insurance Company offers a diversified line of fixed, indexed, and variable annuity products designed to serve the growing retirement savings market. These annuity products are sold through a wide ranging network of banks, agents, and security dealers throughout the United States.

The Company is a wholly owned subsidiary of Stein Roe Services Incorporated ("Stein Roe"). Stein Roe is a wholly owned subsidiary of Liberty Financial Companies, Incorporated ("Liberty Financial") which is a majority owned, indirect subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual").

Principles of Consolidation

The consolidated financial statements include Keyport Life Insurance Company and its wholly owned subsidiaries, Independence Life and Annuity Company ("Independence Life"), Keyport Benefit Life Insurance Company ("Keyport Benefit"), Liberty Advisory Services Corp., and Keyport Financial Services Corp., (collectively the "Company").

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities. All significant intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform with the current year's presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments in debt and equity securities classified as available for sale are carried at fair value, and after-tax unrealized gains and losses (net of adjustments to deferred policy acquisition costs) are reported as a separate component of accumulated other comprehensive income. The cost basis of securities is adjusted for declines in value that are determined to be other than temporary. Realized investment gains and losses are calculated on a first-in, first-out basis, net of adjustments for amortization of deferred policy acquisition costs.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

1. Accounting Policies (continued)

For the mortgage backed bond portion of the fixed maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments over the estimated economic life of the security. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments and any resulting adjustment is included in net investment income.

Mortgage loans are carried at amortized cost. Policy loans are carried at the unpaid principal balances plus accrued interest. Partnerships, which are included in other invested assets, are accounted for under the equity method of accounting. Partnership investments totaled $180.7 million and $126.8 million at December 31, 1999 and 1998, respectively.

Derivatives

The Company uses interest rate swap and cap agreements to manage its interest rate risk and call options and futures on the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") to hedge its obligations to provide returns based upon this index.

The Company utilizes interest rate swap agreements ("swap agreements") and interest rate cap agreements ("cap agreements") to match assets more closely to liabilities. Swap agreements are agreements to exchange with a counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company currently utilizes swap agreements to reduce asset duration and to better match interest rates earned on longer-term fixed rate assets with interest rates credited to policyholders. The Company also utilizes total return swaps to hedge the value of certain separate account liabilities. A total return swap is an agreement to exchange payments based upon an underlying notional balance and changes in variable rate and total return indices.

Cap agreements are agreements with a counterparty which require the payment of a premium for the right to receive payments for the difference between the cap interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional balance) to hedge against rising interest rates.

Hedge accounting is applied after the Company determines that the items to be hedged expose it to interest rate or price risk, designates the instruments as hedges, and assesses whether the instruments reduce the indicated risks through the measurement of changes in the value of the instruments and the items being hedged at both inception and throughout the hedge period. From time to time, interest rate swap agreements, cap agreements and call options are terminated. If the terminated position was accounted for as a hedge, realized gains or losses are deferred and amortized over the remaining lives of the hedged assets or liabilities. Conversely, if the terminated position was not accounted for as a hedge, or if the assets and liabilities that were hedged no longer exist, the position is "marked to market" and realized gains or losses are immediately recognized in income.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

1. Accounting Policies (continued)

The net differential to be paid or received on interest rate swap agreements is recognized as a component of net investment income. The net differential to be paid or received on total return swaps is recognized as a component of separate account income. Premiums paid for interest rate cap agreements are deferred and amortized into net investment income on a straight-line basis over the terms of the agreements. The unamortized premium is included in other invested assets. Amounts earned on interest rate cap agreements are recorded as an adjustment to net investment income. Interest rate swap and cap agreements hedging investments designated as available for sale are adjusted to fair value with the resulting unrealized gains and losses, net of tax, included in accumulated other comprehensive income. Total return swap agreements hedging certain separate account liabilities are adjusted to fair value with the resulting unrealized gain/loss, net of tax, included in accumulated other comprehensive income.

Premiums paid on call options are amortized into net investment income over the terms of the contracts. The call options are included in other invested assets and are carried at amortized cost plus intrinsic value, if any, of the call options as of the valuation date. Changes in intrinsic value of the call options are recorded as an adjustment to interest credited to policyholders. Futures contracts are carried at fair value and require daily cash settlement. Changes in the fair value of futures that qualify as hedges are deferred and recognized as an adjustment to the hedged asset or liability. Call options and futures that do not qualify as hedges are carried at fair value; changes in value are immediately recognized in income.

Fee Income

Fees from investment advisory services are recognized as revenues when services are provided. Revenues from fixed and variable annuities and single premium whole life policies include mortality charges, surrender charges, policy fees, and contract fees and are recognized when earned.

Deferred Policy Acquisition Costs

Deferred policy acquisition costs relate to the costs of acquiring new business, which vary with, and are primarily related to, the production of new annuity business. Such acquisition costs include commissions, costs of policy issuance and underwriting and selling expenses. These costs are deferred and amortized in relation to the present value of estimated gross profits from mortality, investment spread, and expense margins not exceeding 10 years for annuities and 25 years for life insurance.

Deferred policy acquisition costs are adjusted for amounts relating to unrealized gains and losses on available for sale fixed maturity securities. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income. Deferred policy acquisition costs were increased by $235.7 million and decreased by $66.3 million at December 31, 1999 and 1998, respectively, relating to this adjustment.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

1. Accounting Policies (continued)

Intangible Assets

Intangible assets consist of goodwill arising from business combinations accounted for as a purchase. Amortization is provided on a straight-line basis ranging from ten to twenty-five years.

Separate Account Assets and Liabilities

The assets and liabilities resulting from variable annuities, variable life policies and certain separate institutional accounts are segregated in separate accounts. Separate account assets consist principally of investments in mutual funds and fixed maturities and are carried at fair value. Investment income and changes in mutual fund asset values are allocated to the policyholders, and therefore, do not affect the operating results of the Company. The Company earns separate account fees for providing administrative services and bearing the mortality risk related to these contracts. The difference between investment income and interest credited on the institutional accounts is reported as separate account fee income.

As of December 31, 1999 and 1998, the Company also classified $62.2 million and $42.3 million, respectively, of investments in certain mutual funds sponsored by affiliates of the Company as separate account assets.

Policy Liabilities

Policy liabilities consist of deposits received plus credited interest, less accumulated policyholder charges, assessments, and withdrawals related to deferred annuities and single premium whole life policies. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

1. Accounting Policies (continued)

Income Taxes

Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes".

Effective July 18, 1997, due to changes in ownership of Liberty Financial, the Company is no longer included in the consolidated federal income tax return of Liberty Mutual. The Company will be eligible to file a consolidated federal income tax return with Liberty Financial in 2002. In 1998, the Company filed a consolidated federal income tax return with its life insurance subsidiaries, Independence Life and Keyport Benefit. In 1999, Liberty Advisory Services Corp. ("LASC") and Keyport Financial Services Corp. ("KFSC") will file consolidated federal and state income tax returns.

The Company and its life insurance subsidiaries have a tax sharing agreement that allocates income taxes to the Company and its subsidiaries as if each entity were to file separate income tax returns. Tax benefits resulting from losses are paid to the extent such losses are utilized in the consolidated income tax return. LASC and KFSC also have a tax sharing agreement with the same terms as those outlined above. Prior to the establishment of these agreements, income taxes were calculated as if the companies filed their own income tax returns.

Cash Equivalents

Short-term investments having a maturity of three months or less when purchased are classified as cash equivalents.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

1. Accounting Policies (continued)

Recent Accounting Changes

Effective January 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the reporting of financial information from operating segments in annual and interim financial statements. SFAS 131 requires that financial information be reported on the basis that it is reported internally for evaluating segment performance and deciding how to allocate resources to segments. The adoption of SFAS 131 did not have any effect on the Company's financial statements as management of the Company considers its operations to be one segment.

Recent Accounting Pronouncement

In June 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") was issued. SFAS 133 standardizes the accounting for derivative instruments and the derivative portion of certain other contracts that have similar characteristics by requiring that an entity recognize those instruments at fair value. This statement also requires a new method of accounting for hedging transactions, prescribes the type of items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting. In June 1999, SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" was issued ("SFAS 137"). SFAS 137 defers the effective date of SFAS 133 until fiscal years beginning after June 15, 2000. Early adoption is permitted. Upon adoption, the Company will be required to record a cumulative effect adjustment to reflect this accounting change. The Company has not completed its analysis and evaluation of the requirements and the impact of this statement.

2. Acquisition

On January 2, 1998, the Company acquired the common stock of American Benefit Life Insurance Company, renamed Keyport Benefit Life Insurance Company on March 31, 1998, a New York insurance company, for $7.4 million. The acquisition was accounted for as a purchase and, accordingly, operating results are included in the consolidated financial statements from the date of acquisition. In connection with the acquisition, the Company acquired assets with a fair value of $9.4 million and assumed liabilities of $3.2 million. Subsequent to the acquisition, the Company made additional capital contributions to Keyport Benefit amounting to $22.5 million.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

3. Investments

Fixed Maturities

As of December 31, 1999 and 1998, the Company did not hold any investments in fixed maturities that were classified as held to maturity or trading securities. The amortized cost, gross unrealized gains and losses, and fair value of fixed maturity securities are as follows (in thousands):
		Gross	Gross
	Amortized	Unrealized	Unrealized
December 31, 1999	Cost	Gains	Losses	Fair Value

U.S. Treasury securities	$ 70,048	$ 4,174	$ (5,010)	$ 69,212
Mortgage backed securities of U.S. government corporations and
agencies	1,166,537	15,602	(29,561)	1,152,578
Debt securities issued by foreign
governments	169,396	17,775	(8,966)	178,205
Corporate securities	5,274,388	96,948	(283,305)	5,088,031
Other mortgage backed securities	2,325,678	21,741	(94,757)	2,252,662
Asset backed securities	1,794,814	5,905	(67,948)	1,732,771
Senior secured loans	45,542	10	(2,917)	42,635
Total fixed maturities	$10,846,403	$162,155	$(492,464)	$10,516,094

		Gross	Gross
	Amortized	Unrealized	Unrealized
December 31, 1998	Cost	Gains	Losses	Fair Value

U.S. Treasury securities	$ 90,818	$ 3,039	$ (192)	$ 93,665
Mortgage backed securities of U.S. government corporations and
agencies	940,075	28,404	(2,894)	965,585
Debt securities issued by foreign
governments	251,088	9,422	(16,224)	244,286
Corporate securities	5,396,278	185,132	(156,327)	5,425,083
Other mortgage backed securities	2,286,585	65,158	(19,546)	2,332,197
Asset backed securities	1,941,966	25,955	(16,521)	1,951,400
Senior secured loans	267,887	1,079	(3,978)	264,988
Total fixed maturities	$11,174,697	$318,189	$(215,682)	$11,277,204

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

3. Investments (continued)

At December 31, 1999 and 1998, gross unrealized gains on equity securities, interest rate cap agreements and investments in separate accounts aggregated $17.5 million and $7.8 million, and gross unrealized losses aggregated $0.9 million and $3.6 million, respectively.

The change in net unrealized investment (losses) gains on securities included in other comprehensive income in 1999, 1998 and 1997 include: gross unrealized (losses) gains on securities of $(473.9) million, $(182.2) million and $73.7 million, respectively; reclassification adjustments for realized investment losses (gains) in net income of $53.5 million, $3.5 million and $(31.2) million, respectively; and adjustments to deferred policy acquisition costs of $302.0 million, $92.5 million and $(29.1) million, respectively. The above amounts are shown before income tax (benefit) expense of $68.5 million, $(30.2) million and $4.7 million, respectively. The 1999 income tax expense includes a valuation allowance of $109.9 million related to unrealized capital losses on available for sale securities.

Deferred tax assets (liabilities) for the Company's net unrealized investment gains and losses, net of adjustment to deferred policy acquisition costs, were $(82.6) million and $(14.1) million at December 31, 1999 and 1998, respectively.

No investment in any person or its affiliates (other than bonds issued by agencies of the United States government) exceeded ten percent of stockholder's equity at December 31, 1999. At December 31, 1999, the Company did not have a material concentration of financial instruments in a single investee, industry or geographic location.

At December 31, 1999, $1.2 billion of fixed maturities were below investment grade.

Contractual Maturities

The amortized cost and fair value of fixed maturities by contractual maturity as of December 31, 1999 are as follows (in thousands):
	Amortized	Fair
December 31, 1999	Cost	Value

Due in one year or less	$ 164,908	$ 162,581
Due after one year through five years	1,836,672	1,823,251
Due after five years through ten years	2,164,249	2,094,573
Due after ten years	1,393,545	1,297,678
	5,559,374	5,378,083
Mortgage and asset backed securities	5,287,029	5,138,011
	$ 10,846,403	$ 10,516,094

Actual maturities may differ because borrowers may have the right to call or prepay obligations.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

3. Investments (continued)

Net Investment Income

Net investment income is summarized as follows (in thousands):
Year Ended December 31,	1999	1998	1997

Fixed maturities	$814,701	$810,521	$811,688
Mortgage loans and other invested assets	28,364	18,238	27,833
Policy loans	36,306	33,251	32,224
Equity securities	1,513	4,369	5,443
Cash and cash equivalents	20,822	38,269	34,449
Gross investment income	901,706	904,648	911,637
Investment expenses	(19,300)	(17,342)	(15,311)
Amortization of options and interest rate caps	(77,190)	(72,080)	(49,278)
Net investment income	$805,216	$815,226	$847,048

As of December 31, 1999 and 1998, the carrying value of non-income producing fixed maturity investments was $22.6 million and $30.0 million, respectively.

Net Realized Investment Gains (Losses)

Net realized investment gains (losses) are summarized as follows (in thousands):
Year Ended December 31,	1999	1998	1997

Fixed maturities available for sale:
Gross gains	$ 48,066	$ 72,119	$ 42,464
Gross losses	(79,825)	(59,730)	(19,146)
Other than temporary declines in value	(18,276)	(28,322)	-

Equity securities	-	14,754	(51)
Investments in separate accounts	-	93	7,912
Other invested assets	(3,457)	(2,397)	-
Gross realized investment (losses) gains	(53,492)	(3,483)	31,179

Amortization adjustments of deferred policy acquisition costs	11,982	4,268	(6,456)

Net realized investment (losses) gains	$ (41,510)	$ 785	$ 24,723

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

4. Derivatives

Outstanding derivatives, shown in notional amounts along with their carrying value and fair value, are as follows (in thousands):

			Assets (Liabilities)
	Notional Amounts		Carrying Value	Fair Value	Carrying Value	Fair Value
December 31	1999	1998	1999	1999	1998	1998

Interest rate swaps	$ 2,917,250	$ 2,369,000	$ 41,405	$ 41,405	$(71,163)	$(71,163)
Total return swaps	500,000	-	37,778	36,326	-	-
Interest rate cap agreements	50,000	250,000	-	-	-	-
S&P 500 Index call options	-	-	701,067	803,144	535,628	607,022
S&P 500 Index futures	-	-	-	-	(604)	(604)

The interest rate and total return swap agreements expire in 2000 through 2029. The interest rate cap agreement expires in 2000. The S&P 500 call options and futures maturities range from 2000 to 2006.

The Company currently utilizes interest rate swap agreements to reduce asset duration and to better match interest rates earned on longer-term fixed rate assets with interest credited to policyholders. The Company utilizes total return swap agreements to hedge its obligations related to certain separate account liabilities Cap agreements are used to hedge against rising interest rates. With respect to the Company's equity-indexed annuities and certain separate account liabilities, the Company buys call options, futures and certain total return swap agreements on the S&P 500 Index to hedge its obligations to provide returns based upon this index. At December 31, 1999 and 1998, the Company had approximately $128.7 million and $156.4 million, respectively, of unamortized premium in call option contracts.

Fair values for swap and cap agreements are based on current settlement values. The current settlement values are based on quoted market prices and brokerage quotes, which utilize pricing models or formulas using current assumptions. Fair values for call options and futures contracts are based on quoted market prices.

There are risks associated with some of the techniques the Company uses to match its assets and liabilities. The primary risk associated with swap, cap and call option agreements is the risk associated with counterparty nonperformance. The Company believes that the counterparties to its swap, cap and call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal. Futures contracts trade on organized exchanges and, therefore, have minimal credit risk.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

5. Income Taxes

Income tax expense (benefit) is summarized as follows (in thousands):
	Year Ended December 31,
	1999	1998	1997

Current	$(10,310)	$12,150	$(48,477)
Deferred	56,287	40,769	107,567
	$45,977	$52,919	$ 59,090

A reconciliation of income tax expense with the expected federal income tax expense computed at the applicable federal income tax rate of 35% is as follows (in thousands):
	Year Ended December 31,
	1999	1998	1997

Expected income tax expense	$49,223	$56,532	$60,427
Increase (decrease) in income taxes resulting from:
Nontaxable investment income	(2,111)	(2,152)	(1,416)
Amortization of goodwill	440	440	396
Other, net	(1,575)	(1,901)	(317)
Income tax expense	$45,977	$52,919	$59,090

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

5. Income Taxes (continued)

The components of deferred income taxes are as follows (in thousands):
	December 31,
	1999	1998

Deferred tax assets:
Policy liabilities	$ 85,197	$ 107,433
Guaranty fund expense	2,071	2,115
Net operating loss carryforwards	1,108	1,780
Deferred fees	3,406	4,379
Net unrealized capital losses	109,900	-
Other	183	1,318
	201,865	117,025
Valuation allowance	(109,900)	-
Total deferred tax assets	91,965	117,025

Deferred tax liabilities:
Deferred policy acquisition costs	(231,309)	(115,855)
Excess of book over tax basis of investments	(119,814)	(135,364)
Separate account assets	(5,767)	(478)
Deferred loss on interest rate swaps	(152)	(805)
Other	(2,889)	(8,119)
Total deferred tax liabilities	(359,931)	(260,621)
Net deferred tax liability	$(267,966)	$(143,596)

As of December 31, 1999, the Company had $313.8 million of net unrealized capital losses in its available for sale portfolio. Under federal tax law, utilization of these capital losses, when realized, is limited to use as an offset against future capital gains. A valuation allowance is provided when it is more likely than not that deferred tax assets will not be realized. The Company has established a valuation allowance for the full tax benefit ($109.9 million) in stockholder's equity. As of December 31, 1999, the Company had approximately $3.2 million of purchased net operating loss carryforwards (relating to the acquisition of Independence Life). Utilization of these net operating loss carryforwards, which expire through 2006, is limited to $1.5 million per year. The Company believes that it will realize the benefit of this item and its remaining deferred tax assets.

Income taxes refunded were $7.5 million in 1999 and $8.0 million in 1997, while income taxes paid were $21.5 million in 1998.

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

6. Retirement Plans

Keyport employees and certain employees of Liberty Financial are eligible to participate in the Liberty Financial Companies, Inc. Pension Plan (the "Plan"). It is the Company's practice to fund amounts for the Plan sufficient to meet the minimum requirements of the Employee Retirement Income Security Act of 1974. Additional amounts are contributed from time to time when deemed appropriate by the Company. Under the Plan, all employees are vested after five years of service. Benefits are based on years of service, the employee's average pay for the highest five consecutive years during the last ten years of employment, and the employee's estimated social security retirement benefit. The Company also has an unfunded non-qualified Supplemental Pension Plan ("Supplemental Plan") collectively with the Plan, (the "Plans"), to replace benefits lost due to limits imposed on Plan benefits under the Internal Revenue Code. Plan assets consist principally of investments in certain mutual funds sponsored by an affiliated company.

The following table sets forth the Plans' funded status (in thousands).
	December 31,
	1999	1998
Change in benefit obligation
Benefit obligation at beginning of year	$15,282	$12,594
Service cost	1,017	921
Interest cost	1,065	960
Actuarial (gain) loss	(3,167)	1,101
Benefits paid	(367)	(294)
Benefit obligation at end of year	$13,830	$15,282

Change in plan assets
Fair value of plan assets at beginning of year	$ 8,390	$ 7,801
Actual return on plan assets	1,377	593
Employer contribution	361	290
Benefits paid	(367)	(294)
Fair value of plan assets as end of year	$ 9,761	$ 8,390

Projected benefit obligation in excess of the Plans' assets	$ 4,069	$ 6,892
Unrecognized net actuarial gain (loss)	1,126	(2,814)
Prior service cost not yet recognized in net periodic pension cost	(115)	(138)
Accrued pension cost	$ 5,080	$ 3,940

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

6. Retirement Plans (continued)
	Year Ended December 31,
	1999	1998	1997
Pension cost consists of:
Service cost benefits earned during the period	$1,017	$ 921	$ 804
Interest cost on projected benefit obligation	1,065	960	829
Expected return on Plan assets	(724)	(610)	(525)
Net amortization and deferred amounts	143	53	23
Total net periodic pension cost	$1,501	$1,324	$1,131

The assumptions used to develop the accrued pension obligation and pension cost are as follows:

Discount rate	7.75%	6.75%	7.25%
Rate of increase in compensation level	4.50%	4.75%	5.00%
Expected long-term rate of return on assets	9.00%	9.00%	8.50%

The Company provides various other funded and unfunded defined contribution plans, which include savings and investment plans and supplemental savings plans. Expenses related to these defined contribution plans totaled $.9 million in 1999 and 1998, and $.7 million in 1997.

7. Fair Value of Financial Instruments

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of the Company's financial instruments. The aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company, and accordingly, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

The following methods and assumptions were used by the Company in determining estimated fair value of financial instruments:

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

7. Fair Value of Financial Instruments (continued)

Fixed maturities and equity securities: Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturities not actively traded, the fair values are determined using values from independent pricing services, or, in the case of private placements, are determined by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the securities. The fair values for equity securities are based on quoted market prices.

Mortgage loans: The fair value of mortgage loans are determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

Policy loans: The carrying value of policy loans approximates fair value.

Other invested assets: With the exception of call options, the carrying value for assets classified as other invested assets in the accompanying consolidated balance sheet approximates their fair value. Fair values for call options are based on market prices quoted by the counterparty to the respective call option contract.

Cash and cash equivalents: The carrying value of cash and cash equivalents approximates fair value.

Policy liabilities: Deferred annuity contracts are assigned fair value equal to current net surrender value. Annuitized contracts are valued based on the present value of the future cash flows at current pricing rates.

The fair values and carrying values of the Company's financial instruments are as follows (in thousands):
	December 31,		December 31,
	1999		1998
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Fixed maturity securities	$10,516,094	$10,516,094	$11,277,204	$11,277,204
Equity securities	37,933	37,933	24,649	24,649
Mortgage loans	12,125	13,492	55,117	56,640
Policy loans	599,478	599,478	578,770	578,770
Other invested assets	882,318	984,395	662,513	730,394
Cash and cash equivalents	1,075,903	1,075,903	719,625	719,625
Separate Accounts	3,363,140	3,363,140	1,765,538	1,765,538
Liabilities:
Policy liabilities	10,015,123	9,306,813	10,392,218	9,617,056
Separate Accounts	3,300,968	3,300,968	1,723,205	1,723,205

8. Quarterly Financial Data (unaudited)

The following is a tabulation of the unaudited quarterly results of operations (in thousands):

		1999 Quarters
	March 31	June 30	September 30	December 31

Net investment income	$ 204,925	$ 195,730	$ 196,724	$ 207,837
Interest credited to policyholders	134,778	129,409	131,301	131,086
Investment spread	70,147	66,321	65,423	76,751
Net realized investment losses	(3,094)	(11,357)	(12,331)	(14,728)
Fee income	12,084	14,673	15,962	17,427
Pretax income	39,899	31,887	31,449	37,401
Net income	26,005	20,786	22,129	25,739

		1998 Quarters
	March 31	June 30	September 30	December 31

Net investment income	$ 206,075	$ 200,955	$ 201,158	$ 207,038
Interest credited to policyholders	142,136	140,198	143,271	136,633
Investment spread	63,939	60,757	57,887	70,405
Net realized investment gains (losses)	818	(2,483)	4,112	(1,662)
Fee income	9,877	12,400	10,505	10,054
Pretax income	37,870	36,627	44,344	42,678
Net income	26,049	24,092	29,779	28,680

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

9. Statutory Information

The Company is domiciled in Rhode Island and prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the State of Rhode Island Insurance Department. Statutory surplus and statutory net income differ from stockholder's equity and net income reported in accordance with GAAP primarily because policy acquisition costs are expensed when incurred, policy liabilities are based on different assumptions, and income tax expense reflects only taxes paid or currently payable. The Company's statutory surplus and net income are as follows (in thousands):
	Year Ended December 31,
	1999	1998	1997

Statutory surplus	$ 877,821	$ 790,935	$ 702,610
Statutory net income	$ 116,289	98,894	107,130

10. Transactions with Affiliated Companies

The Company reimbursed Liberty Financial and certain affiliates for expenses incurred on its behalf for the years ended December 31, 1999, 1998 and 1997. These reimbursements included corporate, general, and administrative expenses, corporate overhead, such as executive and legal support, and investment management services. The total amounts reimbursed were $7.7 million, $7.1 million, and $7.8 million for the years ended December 31, 1999, 1998 and 1997, respectively. In addition, certain affiliated companies distribute the Company's products and were paid $18.3 million, $10.0 million and $7.2 million by the Company for the years ended December 31, 1999, 1998, and 1997, respectively.

Dividend payments to Liberty Financial from the Company are governed by insurance laws that restrict the maximum amount of dividends that may be paid without prior approval of the State of Rhode Island Insurance Department. As of December 31, 1999, the maximum amount of dividends (based on statutory surplus and statutory net gains from operations) which may be paid by Keyport without such approval was approximately $57.8 million.

11. Commitments and Contingencies

Leases: The Company leases data processing equipment, furniture and certain office facilities from others under operating leases expiring in various years through 2008. Rental expense (in thousands) amounted to $5,850, $4,721 and $3,408 for the years ended December 31, 1999, 1998 and 1997, respectively. The following are the minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year at December 31, 1999 (in thousands):

Year	Payments
2000	$ 5,765
2001	4,997
2002	4,713
2003	4,567
2004	4,347
Thereafter	12,934

KEYPORT LIFE INSURANCE COMPANY

Notes to Consolidated Financial Statements (continued)

11. Commitments and Contingencies (continued)

Legal Matters: The Company is involved at various times in litigation common to its business. In the opinion of management, provisions made for potential losses are adequate and the resolution of any such litigation is not expected to have a material adverse effect on the Company's financial condition or its results of operations.

Regulatory Matters: Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. The actual amount of such assessments will depend upon the final outcome of rehabilitation proceedings and will be paid over several years. In 1999, 1998 and 1997, the Company was assessed $0.1 million, $3.2 million and $5.9 million, respectively. During 1999, the Company did not record any provisions for state guaranty fund association expenses and recorded $1.2 million and $1.0 million for the years ended December 31, 1998 and 1997, respectively. At December 31, 1999 and 1998, the reserve for such assessments was $5.9 million and $6.0 million, respectively.

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEET

(in thousands)

	September 30,	December 31,
ASSETS	2000	1999
	(Unaudited)
Cash and investments:
Bonds - available for sale (amortized cost: 2000 - $10,778,898;
1999 - $10,846,403)	$ 10,565,936	$ 10,516,094
Equity securities (cost: 2000 - $52,615; 1999 - $30,964)	65,770	37,933
Mortgage loans	10,062	12,125
Policy loans	616,382	599,478
Other invested assets	834,872	882,318
Cash and cash equivalents	1,855,048	1,075,903
Total cash and investments	13,948,070	13,123,851

Accrued investment income	150,240	161,976
Deferred policy acquisition costs	642,723	739,194
Intangible assets	15,884	16,826
Income taxes recoverable	-	34,771
Receivable for investments sold	39,051	2,683
Other assets	53,930	53,536
Separate account assets	3,907,161	3,363,140

Total assets	$ 18,757,059	$ 17,495,977

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
Policy liabilities	$ 12,116,952	$ 12,109,628
Income taxes payable	18,305	-
Deferred income taxes	214,615	267,966
Payable for investments purchased and loaned	1,336,150	754,878
Other liabilities	52,744	49,149
Separate account liabilities	3,859,161	3,300,968
Total liabilities	17,597,927	16,482,589

Stockholder's equity:
Common stock, $1.25 par value; authorized 8,000 shares;
issued and outstanding 2,412 shares	3,015	3,015
Additional paid-in capital	505,933	505,933
Retained earnings	762,426	665,055
Accumulated other comprehensive loss	(112,242)	(160,615)
Total stockholder's equity	1,159,132	1,013,388

Total liabilities and stockholder's equity	$ 18,757,059	$ 17,495,977

See accompanying notes

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED INCOME STATEMENT

(in thousands)

(Unaudited)

	Three-months Ended		Nine-months Ended
	September 30,		September 30,
	2000	1999	2000	1999

Revenues:
Net investment income, including distributions from private equity limited partnerships of $6.2 million and $8.7 million for the three months and nine months ended September 30, 2000, respectively	$ 212,896	$ 196,724	$ 632,844	$ 597,379
Interest credited to policyholders	135,758	131,301	396,273	395,488
Investment spread	77,138	65,423	236,571	201,891
Net realized investment losses	(12,358)	(12,331)	(29,636)	(26,782)
Net change in unrealized and undistributed gains in private equity limited partnerships	5,895	-	28,340	-
Fee income:
Surrender charges	6,031	4,887	16,128	13,214
Separate account income	11,766	8,747	33,592	23,033
Management fees	3,019	2,328	8,691	6,472
Total fee income	20,816	15,962	58,411	42,719

Expenses:
Policy benefits	941	986	3,505	2,930
Operating expenses	16,935	13,468	51,519	41,191
Amortization of deferred policy acquisition costs	26,931	22,837	83,848	69,530
Amortization of intangible assets	315	314	943	942
Total expenses	45,122	37,605	139,815	114,593

Income before income taxes	46,369	31,449	153,871	103,235
Income tax expense	9,735	9,320	46,564	34,315

Net income	$ 36,634	$ 22,129	$ 107,307	$ 68,920

See accompanying notes

KEYPORT LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

(Unaudited)

	Nine-months Ended
	September 30,
	2000	1999

Cash flows from operating activities:
Net income	$ 107,307	$ 68,920
Adjustments to reconcile net income to net cash
provided by operating activities:
Interest credited to policyholders	396,273	395,488
Net realized investment losses	29,636	26,782
Net change in unrealized and undistributed gains in private equity limited partnerships	(28,340)	-
Net amortization on investments	58,541	61,552
Change in deferred policy acquisition costs	(53,508)	(13,369)
Change in current and deferred
income taxes	34,202	46,096
Net change in other assets and liabilities	(18,162)	(23,962)
Net cash provided by operating activities	525,949	561,507

Cash flows from investing activities:
Investments purchased - available for sale	(4,833,405)	(3,878,354)
Investments sold - available for sale	4,756,127	3,903,720
Investments matured - available for sale	110,760	110,760
Increase in policy loans	(16,904)	(10,856)
Decrease in mortgage loans	2,063	42,068
Other invested assets sold, net	54,497	9,537
Net cash provided by investing activities	73,138	176,875

Cash flows from financing activities:
Withdrawals from policyholder accounts	(1,545,692)	(1,570,819)
Deposits to policyholder accounts	1,177,269	640,364
Dividends to parent	(10,034)	(15,000)
Increase in securities lending	558,515	603,093
Net cash provided by (used in) financing activities	180,058	(342,362)

Change in cash and cash equivalents	779,145	396,020
Cash and cash equivalents at beginning of period	1,075,903	719,625
Cash and cash equivalents at end of period	$ 1,855,048	$ 1,115,645

See accompanying notes

KEYPORT LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. General

The accompanying unaudited consolidated financial statements of Keyport Life Insurance Company (the Company) includes all adjustments, consisting of normal recurring accruals that management considers necessary for a fair presentation of the Company's financial position as of September 30, 2000 and December 31, 1999 and the related consolidated statements of income and cash flows for the three and nine-month periods ended September 30, 2000 and 1999, respectively. Certain footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Therefore, these consolidated financial statements should be read in conjunction with the audited consolidated financial statements contained in the Company's 1999 Form 10-K. The results of operations for the nine-month period ended September 30, 2000 are not necessarily indicative of the results to be expected for the full year.

The Company has restated its first and second quarter results of operations and related financial statements to reflect the after-tax net change in unrealized and undistributed gains in private equity limited partnerships as described in Note 3.

2. Comprehensive Income

Other comprehensive income (loss), net of tax, for the nine-month periods ended September 30, 2000 and 1999, was $155.7 million and $(74.5) million, respectively.

3. Net Change in Unrealized and Undistributed Gains in Private Equity Limited Partnerships

The net change in unrealized and undistributed gains in private equity limited partnerships is accounted for on the equity method and represents primarily increases in the fair value of the underlying investments of the private equity limited partnerships for which the Company has ownership interests in excess of 3%. This change in unrealized and undistributed gains is recorded net of the related amortization of deferred policy acquisition costs of $11.0 million and $52.6 million for the three months and nine months ended September 30, 2000, respectively, and net of amounts realized, which are recognized in investment income, of $6.2 million and $8.7 million for the three months and nine months ended September 30, 2000, respectively. The financial information for these investments is obtained directly from the private equity limited partnerships on a periodic basis. The corresponding amounts in 1999 were insignificant.

The Company has restated its first and second quarter results of operations and related financial statements to reflect the after-tax net change in unrealized and undistributed gains in private equity limited partnerships. The net increase in net income resulting from such changes was $9.7 million for the quarter ended March 31, 2000 and $4.9 million for the quarter ended June 30, 2000. The corresponding amounts in 1999 were insignificant.

4. Recent Accounting Prouncement

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." This statement amended SFAS No. 133 to defer its effective date one year to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" - an amendment of SFAS No. 133. This statement makes certain changes in the hedging provisions of SFAS No. 133 and is effective concurrent with SFAS No. 133 (collectively hereafter referred to as the "Statement"). The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset by the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. Upon adoption, the Company will be required to record a cumulative effect adjustment to reflect this accounting change.

The Company is in the process of completing its analysis and evaluation of the requirements and impact of this Statement. Changes in the S&P 500 Index, interest rates, and the interpretation of the Statement by various interested accounting groups will effect the amount of the accounting change. The Company believes, based upon current market conditions and accounting literature, that the cumulative effect, reported after tax and net of related effects of deferred policy acquisition costs, upon adoption at January 1, 2001 will decrease net income and stockholder's equity in a range from $30.0 million to $70.0 million. The adoption of the Statement may increase volatility in reported income due to the requirements of defining an effective hedging relationship under the Statement as opposed to certain hedges the Company believes are effective economic hedges. The Company believes that it will continue to utilize its current risk management philosophy, which includes the use of derivative instruments.

5. Subsequent Events

On November 1, 2000, the Company's parent company announced that it has retained the investment banking firm of Credit Suisse First Boston Corporation to review its strategic alternatives, including a possible sale of the Company.


PART C

Item 24. Financial Statements and Exhibits

	(a)	Financial Statements:
Included in Part B:
Variable Account A:
Statement of Net Assets - December 31, 1999
Statement of Operations and Changes in Net Assets for the years ended December 31, 1999 and 1998
Notes to Financial Statements
Statement of Net Assets - December 31, 2000 (unaudited)
Statement of Operations and Changes in Net Assets for the years ended December 31, 2000 and 1999 (unaudited)
Notes to Financial Statements (unaudited)
Keyport Life Insurance Company:
Consolidated Balance Sheet - December 31, 1999 and 1998
Consolidated Income Statement for the years ended December 31, 1999, 1998 and 1997
Consolidated Statement of Stockholder's Equity for the years ended December 31, 1999, 1998 and 1997
Consolidated Statement of Cash Flows for the years ended December 31, 1999, 1998 and 1997
Notes to Consolidated Financial Statements
Keyport Life Insurance Company:
Consolidated Balance Sheet - September 30, 2000 and December 31, 1999 (unaudited)
Consolidated Income Statement for the three and nine- month periods ended September 30, 2000 and 1999 (unaudited)
Consolidated Statement of Cash Flows for the nine-month period ended September 30, 2000 and 1999 (unaudited)
Notes to Consolidated Financial Statements (unaudited)
	(b)	Exhibits:

*	(1)	Resolution of the Board of Directors establishing Variable Account A

	(2)	Not applicable

*	(3a)	Principal Underwriter's Agreement

*	(3b)	Specimen Agreement between Principal Underwriter and Dealer
	(4a)	Specimen of Group Variable Annuity Contract of Keyport Life Insurance Company

	(4b)	Specimen of Variable Annuity Certificate of Keyport Life Insurance Company

	(4c)	Specimen Individual Variable Annuity Contract of Keyport Life Insurance Company
*	(4d)	Form of Tax-Sheltered Annuity Endorsement

*	(4e)	Form of Individual Retirement Annuity Endorsement

*	(4f)	Form of Corporate/Keogh 401(a) Plan Endorsement
	(5a)	Form of Application for a Group Variable Annuity Contract

	(5b)	Form of Application for a Group Variable Annuity Certificate and Individual Variable Annuity Contract
*	(6a)	Articles of Incorporation of Keyport Life Insurance Company

*	(6b)	By-Laws of Keyport Life Insurance Company

	(7)	Not applicable

**	(8a)	Form of Participation Agreement

+++	(8b)	Participation Agreement Among Alliance Variable Products Series Fund, Inc., Alliance Fund Distributors, Inc., Alliance Capital Management L.P., and Keyport Life Insurance Company

++	(8c)	Participation Agreement By and Among AIM Variable Insurance Funds, Inc., Keyport Life Insurance Company, on Behalf of Itself and its Separate Accounts, and Keyport Financial Services Corp.

+	(8d)

Amended and Restated Participation Agreement By and Among Keyport Variable Investment Trust, Keyport Financial Services Corp., Keyport Life Insurance Company and Liberty Life Assurance Company of Boston

++	(8e)

Amended and Restated Participation Agreement By and Among SteinRoe Variable Investment Trust, Keyport Financial Services Corp., Keyport Life Insurance Company and Liberty Life Assurance Company of Boston

***	(8f)	Participation Agreement Among MFS Variable Insurance Trust, Keyport Life Insurance Company, and Massachusetts Financial Services Corp.

#	(8g)	Participation Agreement Among Variable Insurance Products Fund, Fidelity Distributors Corporation and Keyport Life Insurance Company

#	(8h)	Participation Agreement Among Variable Insurance Products Fund III, Fidelity Distributors Corporation and Keyport Life Insurance Company

#	(8i)	Participation Agreement Among Rydex Variable Trust, PADCO Financial Services, Inc. and Keyport Life Insurance Company
##	(8j)	Participation Agreement Among Wanger Advisors Funds, Wanger Asset Management L.P. and Keyport Life Insurance Company

	(9)	Opinion and Consent of Counsel

	(10)	Consent of Independent Auditors
	(11)	Not applicable

	(12)	Not applicable
####	(13)	Schedule for Computations of Performance Quotations

###	(15)	Chart of Affiliations
++++	(16)	Powers of Attorney

*	Incorporated by reference to Registration Statement (File No. 333-1043) filed on or about February 16, 1996.

**	Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement (File No. 333-1043) filed on or about August 22, 1996.

***	Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement (File No. 333-1043) filed on or about October 18, 1996.

****	Incorporated by reference to Post-Effective Amendment No. 7 to the Registration Statement (File No. 333-1043) filed on or about February 6, 1998.

+

Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 of Variable Account J of Liberty Life Assurance Company of Boston (Files No. 333-29811; 811-08269) filed on or about July 17, 1997.

++	Incorporated by reference to Post-Effective Amendment No. 12 to the Registration Statement (File No. 333-1043) filed on or about May 8, 1998.

+++	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement (File No. 333-75729) filed on or about June 16, 1999.

++++	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement (File No. 333-84701) filed on or about December 10, 1999.
#	Incorporated by reference to Post-Effective Amendment No. 28 to the Registration Statement (File No. 333-1043) filed on or about May 31, 2000.

##	Incorporated by reference to Post-Effective Amendment No. 29 to the Registration Statement (File No. 333-1043) filed on or about October 16, 2000.

###	Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement (File No. 333-84701) filed on or about November 15, 2000.

####	To be filed by amendment.


Item 25. Directors and Officers of the Depositor.
Name and Principal	Positions and Offices
Business Address*	with Depositor

Frederick Lippitt	Director
The Providence Plan
740 Hospital Trust Building
15 Westminster Street
Providence, RI 02903

Mr. Robert C. Nyman	Director
12 Cooke Street
Providence, RI 02906-2006

Philip K. Polkinghorn	Director and President

Paul H. LeFevre, Jr.	Chief Operating Officer

Bernard R. Beckerlegge	Senior Vice President and General Counsel

William Hayward	Senior Vice President - Administration and Information Services

Bernhard M. Koch	Senior Vice President and Chief Financial Officer

Stewart R. Morrison	Senior Vice President and Chief Investment Officer

Garth A. Bernard	Vice President

Daniel C. Bryant	Vice President and Assistant Secretary

Clifford O. Calderwood	Vice President

James P. Greaton	Vice President and Corporate Actuary

James J. Klopper	Vice President and Secretary

Leslie J. Laputz	Vice President

Kenneth M. LeClair	Vice President

Jeffrey J. Lobo	Vice President - Risk Management

Suzanne E. Lyons	Vice President - Human Resources

Thomas P. O'Grady	Vice President

Jeffery J. Whitehead	Vice President and Treasurer

Ellen L. Wike	Vice President

Daniel T. H. Yin	Vice President - Investments

Nancy C. Atherton	Assistant Vice President

John G. Bonvouloir	Assistant Vice President

Reese R. Boyd III	Assistant Vice President

Paul R. Coady	Assistant Vice President

Stephen Cross	Assistant Vice President and Controller

Kathleen P. Daly	Assistant Vice President

Steven M. Dionisi	Assistant Vice President

Alan R. Downey	Assistant Vice President

Gerald L. Fougere	Assistant Vice President

Gregory L. Lapsley	Assistant Vice President
Shelly L. McIntyre	Assistant Vice President

Diane Pursley	Assistant Vice President

Richard D. Ribeiro	Assistant Vice President

Daniel T. Smyth	Assistant Vice President

Donald A. Truman	Assistant Vice President and Assistant Secretary

Christopher J. Vellante	Assistant Vice President
Frederick Lippitt	Assistant Secretary

*125 High Street, Boston, Massachusetts 02110, unless noted otherwise.

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

     The Depositor controls the Registrant, KMA Variable Account, Keyport 401 Variable Account, Keyport Variable Account I, and Keyport Variable Account II, under the provisions of Rhode Island law governing the establishment of these separate accounts of the Company.

     The Depositor controls Liberty Advisory Services Corp. ("LASC"), a Massachusetts corporation functioning as an investment adviser, through LASC's 100% stock ownership. LASC files separate financial statements.

     The Depositor controls Keyport Financial Services Corp. ("KFSC"), a Massachusetts corporation functioning as a broker/dealer of securities, through LASC's 100% stock ownership. KFSC files separate financial statements.

     The Depositor controls Independence Life and Annuity Company ("Independence Life"), a Rhode Island corporation functioning as a life insurance company, through 100% stock ownership. Independence Life files separate financial statements.

     The Depositor controls Keyport Benefit Life Insurance Company ("Keyport Benefit"), a New York corporation functioning as a life insurance company, through 100% stock ownership. Keyport Benefit files separate financial statements.


     The Depositor is affiliated with Liberty Wanger Asset Management, L.P. ("LWAM"), which became a wholly-owned subsidiary of Liberty Financial Companies, Inc. ("LFC") on September 29, 2000. LFC is the indirect corporate parent of the Depositor.

     The chart for the affiliations of the Depositor is incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement (File No. 333-84701) filed on or about November 15, 2000.


Item 27. Number of Contract Owners.

     None.

Item 28. Indemnification.

     Directors and officers of the Depositor and the principal underwriter are covered persons under Directors and Officers/Errors and Omissions liability insurance policies issued by ICI Mutual Insurance Company, Federal Insurance Company, Firemen's Fund Insurance Company, CNA and Lumberman's Mutual Casualty Company. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers under such insurance policies, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the variable annuity contracts, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.

     Keyport Financial Services Corp. (KFSC) is principal underwriter of the variable annuity and variable life insurance contracts. KFSC is the principal underwriter for Variable Account A of Keyport Life Insurance Company. KFSC is also principal underwriter for Variable Account J and Variable Account K of Liberty Life Assurance Company of Boston; for Variable Account A of Keyport Benefit Life Insurance Company; for the KMA Variable Account and Keyport Variable Account-I of Keyport Life Insurance Company; and for the Independence Variable Annuity Separate Account and Independence Variable Life Separate Account of Independence Life and Annuity Acccount. KFSC receives no compensation for its services.

The directors and officers of Keyport Financial Services Corp. are:
Name and Principal	Position and Offices
Business Address*	with Underwriter

Paul T. Holman	Director and Assistant Clerk

James J. Klopper	Director, President and Clerk

Daniel C. Bryant	Director and Vice President

Rogelio P. Japlit	Treasurer

Donald A. Truman	Assistant Clerk

*125 High Street, Boston, Massachusetts 02110.

Item 30. Location of Accounts and Records.

     Keyport Life Insurance Company, 125 High Street, Boston, Massachusetts 02110.

Item 31. Management Services.

     Not applicable.

Item 32. Undertakings.
(a)

Registrant undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b)

Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Representation

     Depositor represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor. Further, this representation applies to each form of the contract described in a prospectus and statement of additional information included in this registration statement.

SIGNATURES


SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf, in the City of Boston and State of Massachusetts, on this 27th day of February, 2001.

Variable Account A
(Registrant)

		BY:	Keyport Life Insurance Company
(Depositor)

		BY:	/s/ Philip K.Polkinghorn*
Philip K. Polkinghorn
President

*BY:	/s/ James J. Klopper	February 27, 2001
	James J. Klopper	Date
Attorney-in-Fact

* James J. Klopper has signed this document on the indicated date on behalf of Mr. Polkinghorn pursuant to power of attorney duly executed by him and included as part of Exhibit 16 in Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 filed on or about December 10, 1999 (File No. 333-84701; 811-7543).

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ Frederick Lippitt*	/s/ Philip K. Polkinghorn*
Frederick Lippitt	Philip K. Polkinghorn
Director	President
(Principal Executive Officer)

/s/ Robert C. Nyman*	/s/ Bernhard M. Koch*
Robert C. Nyman	Bernhard M. Koch
Director	Senior Vice President
(Chief Financial Officer)

/s/ Philip K. Polkinghorn
Philip K. Polkinghorn
Director

*BY:	/s/ James J. Klopper	February 27, 2001
	James J. Klopper	Date
Attorney-in-Fact

* James J. Klopper has signed this document on the indicated date on behalf of each of the above Directors and Officers of the Depositor pursuant to powers of attorney duly executed by such persons and incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement (File Nos. 333-84701; 811-7543) filed on or about December 10, 1999.

EXHIBIT INDEX

Item		Page
(4a)	Specimen of Group Variable Annuity Contract of Keyport Life Insurance Company

(4b)	Specimen of Variable Annuity Certificate of Keyport Life Insurance Company

(4c)	Specimen of Individual Variable Annuity Contract of Keyport Life Insurance Company

(5a)	Form of Application for a Group Variable Annuity Contract

(5b)	Form of Application for a Group Variable Annuity Certificate and Individual Variable Annuity Contract

(9)	Opinion and Consent of Counsel

(10)	Consent of Independent Auditors
